   As filed with the Securities and Exchange Commission on September 19, 1997
                                                   Registration No. 333-________
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM S-2

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

     PENNFED FINANCIAL SERVICES, INC.            PENNFED CAPITAL TRUST I
-----------------------------------------       -------------------------
(Exact name of registrant as specified        (Exact name of registrant as
             in its charter)                    specified in its charter)

    Delaware                 22-3297339        Delaware       Applied For
  ------------             --------------    ------------   ---------------

          622 Eagle Rock Avenue                  622 Eagle Rock Avenue
      West Orange, New Jersey 07052          West Orange, New Jersey 07052
             (973) 669-7366                         (973) 669-7366
      -----------------------------          -----------------------------
    (Address, including ZIP Code, and      (Address, including ZIP Code, and
telephone number including area code, of    telephone number including area
registrant's principal executive offices)   code, of registrant's principal
                                                   executive offices)

                              Joseph L. LaMonica
                     President and Chief Executive Officer
                       PENNFED FINANCIAL SERVICES, INC.
                             622 Eagle Rock Avenue
                         West Orange, New Jersey 07052
                                (201) 669-7373
                      ------------------------------------
           (Name, address, including ZIP Code, and telephone number,
                  including area code, of agent for service)

                                  Copies to:
   James S. Fleischer, P.C.                      Robert C. Azarow, Esq.
   Dave M. Muchnikoff, P.C.                     Thatcher Proffitt & Wood
Silver, Freedman & Taff, L.L.P.                  Two World Trade Center
  1100 New York Avenue, N.W.                          38/th/ Floor
 Washington, D.C.  20005-3934                   New York, New York 10098
        (202) 414-6100                               (212) 912-7400

                              ___________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [_].

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box [_].

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_].

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [_].

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [X].

                        CALCULATION OF REGISTRATION FEE
=================================================================================================================================
                                                                                                      Proposed
                                                                                       Proposed       maximum
                                                                                        maximum       aggregate    Amount of
                       Title of each class                           Amount to be    offering price   offering    registration
                   of security to be registered                       registered       per share        price         fee
---------------------------------------------------------------------------------------------------------------------------------
__% Trust Preferred Securities, of PennFed Capital Trust I             1,380,000(1)      $25.00      $34,500,000    $10,454.54
---------------------------------------------------------------------------------------------------------------------------------
__% Junior Subordinated Deferrable Interest Debentures of                                                             N/A
 PennFed Financial Services, Inc. (2)
---------------------------------------------------------------------------------------------------------------------------------
PennFed Financial Services, Inc. Guarantee with respect to Trust                                                      N/A
 Preferred Securities, (3)
---------------------------------------------------------------------------------------------------------------------------------
     Total .........................................................   1,380,000                     $34,500,00
=================================================================================================================================

(1) Includes up to 180,000 additional Trust Preferred Securities which may be acquired by the Underwriter to cover over-allotments, if any.
(2) The __% Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") will be purchased by PennFed Capital Trust I with the proceeds of the sale of the Trust Preferred Securities, (the "Preferred Securities"). No separate consideration will be received for the Junior Subordinated Debentures distributed upon any liquidation of PennFed Capital Trust I.
(3) No separate consideration will be received for the PennFed Financial Services, Inc. Guarantee (the "Guarantee").
(4) This Registration Statement is deemed to cover the Junior Subordinated Debentures of PennFed Financial Services, Inc. under the Indenture, the rights of holders of Preferred Securities of PennFed Capital Trust I under a trust agreement and the rights of holders of the Preferred Securities under the Guarantee, the Expense Agreement entered into by PennFed Financial Services, Inc. as described herein.

    The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                      PROSPECTUS DATED SEPTEMBER 18, 1997

                                  $30,000,000

                            PENNFED CAPITAL TRUST I
                  ____% CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
                        1,200,000 PREFERRED SECURITIES
         FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED HEREIN, BY

                    [PennFed Financial Services, Inc. Logo]

                       PENNFED FINANCIAL SERVICES, INC.

     The ____% Cumulative Trust Preferred Securities (the "Preferred Securities") offered hereby represent beneficial interests in PennFed Capital Trust I, a trust created under the laws of the State of Delaware (the "Trust Issuer"). PennFed Financial Services, Inc., a Delaware corporation ("PennFed"), will be the owner of all of the beneficial interests represented by common securities of the Trust Issuer (the "Common Securities" and, collectively with the Preferred Securities, the "Trust Securities"). The Bank of New York is the Property Trustee of the Trust Issuer. The Trust Issuer exists for the sole purpose of issuing the Trust Securities and investing the proceeds from the sale thereof in ___% Junior Subordinated Deferrable Interest Debentures (the "Junior Subordinated Debentures") to be issued by the Company. The Junior Subordinated Debentures will mature on _______, 2027 (the "Stated Maturity"). The Preferred Securities will have a preference over the Common Securities under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise. See "Description of the Preferred Securities--Subordination of the Common Securities."

                                              (Continued on the following pages)

     Application has been made to list the Preferred Securities on the Nasdaq Stock Market's National Market under the symbol "PFSBP." See "Risk Factors-- Absence of Prior Public Market for the Preferred Securities; Trading Price and Tax Considerations."

                         ____________________________

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                         ____________________________

       THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR
     THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION
                       OR ANY OTHER GOVERNMENTAL AGENCY.
                         ____________________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           Price to    Underwriting   Proceeds to
                            Public     Commission(l)  Issuer(2)(3)
                          -----------  -------------  ------------
Per Preferred Security    $     25.00       (2)       $     25.00
Total(4)                  $30,000,000       (2)       $30,000,000

(1) The Trust Issuer and PennFed have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Junior Subordinated Debentures of PennFed, PennFed has agreed to pay the Underwriter, as compensation for their arranging the investment of such proceeds in the Junior Subordinated Debentures, $_____ per Preferred Security, or $____ in the aggregate ($_______ in the aggregate if the over-allotment option is exercised in full). See "Underwriting."

(3) Before deducting expenses payable by PennFed, estimated to be approximately $____.

(4) The Trust Issuer and PennFed have granted the Underwriter a 30-day option to purchase up to 180,000 additional Preferred Securities on the same terms and conditions set forth above solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public and Proceeds to Issuer will be $34,500,000. See "Underwriting."

     The Preferred Securities are offered by the Underwriter subject to receipt and acceptance by it, prior sale and the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Preferred Securities will be made in book-entry form through the book-entry facilities of The Depository Trust Company on or about _________, 1997 against payment therefor in immediately available funds.

                               RYAN, BECK & CO.




               The date of this Prospectus is September 18, 1997

(continued from the previous page)

     The Preferred Securities will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depository ("DTC"). Beneficial interests in the global securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as described under "Description of Preferred Securities," Preferred Securities in definitive form will not be issued and owners of beneficial interests in the global securities will not be considered holders of the Preferred Securities. Settlement for the Preferred Securities will be made in immediately available funds. The Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity for the Preferred Securities will therefore settle in immediately available funds.

     Holders of the Preferred Securities will be entitled to receive preferential cumulative cash distributions accumulating from the date of original issuance and payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, commencing January 31, 1998, at the annual rate of ___% of the Liquidation Amount (as defined herein) of $25 per Preferred Security ("Distributions"). Subject to certain exceptions, PennFed has the right to defer payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the rate of ___%, compounded quarterly, to the extent permitted by applicable law), PennFed may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and PennFed will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to the capital stock of PennFed or debt securities of PennFed that rank pari passu with or junior to the Junior Subordinated Debentures.

     During an Extension Period, interest on the Junior Subordinated Debentures would continue to accrue (and the amount of Distributions to which holders of the Preferred Securities are entitled would accumulate) at the rate of ___% per annum, compounded quarterly, and holders of the Preferred Securities would be required to include interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. PennFed believes that the mere existence of its right to defer interest payments should not cause the Preferred Securities to be issued with original issue discount for federal income tax purposes. However, it is possible that the Internal Revenue Service could take the position that the likelihood of deferral was not a remote contingency within the meaning of applicable Treasury Regulations. See "Description of the Junior Subordinated Debentures-Right to Defer Interest Payment Obligation" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

     PennFed and the Trust Issuer believe that, taken together, the obligations of PennFed under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein), constitute in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the Trust Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures, the Expense Agreement and the Guarantee--Full and Unconditional Guarantee." The Guarantee of PennFed (the "Guarantee") guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by the Trust Issuer, as described herein. See "Description of the Guarantee." If PennFed does not make interest payments on the Junior Subordinated Debentures held by the Trust Issuer, the Trust Issuer will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payment of Distributions when the Trust Issuer does not have sufficient funds to pay such Distributions. In such event, a holder of the Preferred Securities may institute a legal proceeding directly against PennFed to enforce payment of amounts equal to such Distributions to such holder. See "Description of the Junior Subordinated Debentures-Enforcement of Certain Rights by Holders of the Preferred Securities."

     The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at their Stated Maturity or their earlier redemption. Subject to regulatory approval, if then required under applicable capital guidelines or regulatory policies, the Junior Subordinated Debentures are redeemable prior to their Stated Maturity at the option of the Company (i) on or after _____________, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), upon the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined herein) at a redemption price (the "Redemption Price") equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption plus 100% of the principal amount thereof. See "Description of the Junior Subordinated Debentures- Redemption or Exchange."

     The obligations of PennFed under the Guarantee and the Junior Subordinated Debentures will be unsecured and are subordinate and junior in right of payment to all Senior Indebtedness (as defined in "Description of the Junior Subordinated Debentures--Subordination") of PennFed. At June 30, 1997, PennFed had no outstanding Senior Indebtedness. There is no limitation on the amount of Senior Debt, or additional subordinated debt which is pari passu with the Junior Subordinated Debentures, which PennFed may issue. PennFed may from time to time incur indebtedness constituting Senior Indebtedness. See "Description of the Junior Subordinated Debentures--Subordination."

     PennFed, as the holder of the Common Securities, will have the right at any time to disolve the Trust Issuer. The ability of PennFed to do so may be subject to PennFed's prior receipt of regulatory approval. In the event of the dissolution of the Trust Issuer, after satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law, the holders of the Preferred Securities will be entitled to receive a Liquidation Amount of $25 per Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Junior Subordinated Debentures, subject to certain exceptions. See "Description of the Preferred Securities--Liquidation Distribution upon Termination."

--------------------------------------------------------------------------------

     PennFed will provide to the holders of the Preferred Securities annual reports containing financial statements audited by PennFed's independent auditors. PennFed will also furnish annual reports on Form 10-K free of charge to holders of the Preferred Securities who so request in writing addressed to the Secretary of PennFed.

--------------------------------------------------------------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. ANY OF THE FOREGOING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME WITHOUT NOTICE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                [MAP INDICATING PENN FEDERAL'S BRANCH OFFICES]

________________________________________________________________________________

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the underwriters' over-allotment option will not be exercised.


                       PENNFED FINANCIAL SERVICES, INC.

GENERAL

     PennFed Financial Services, Inc. ("PennFed" and with its subsidiary, where appropriate, the "Company"), a Delaware corporation, was organized in March 1994 for the purpose of becoming the savings and loan holding company for Penn Federal Savings Bank ("Penn Federal" or the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion"). PennFed owns all of the outstanding stock of the Bank. All references to the Company, unless otherwise indicated, prior to July 14, 1994 refer to the Bank and its subsidiary on a consolidated basis. The Company's Common Stock is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol "PFSB."

     PennFed and the Bank are subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision, Department of the Treasury ("OTS") and by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of the Federal Home Loan Bank ("FHLB") System and its deposits are insured up to applicable limits by the FDIC.

     The Company has been, and intends to continue to be, a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Company attracts deposits from the general public and uses such deposits, together with borrowings and other funds, to originate and purchase one- to four-family residential mortgage loans and, to a lesser extent, commercial and multi-family real estate and consumer loans. See "Business -Originations, Purchases, Sales and Servicing of Loans." The Company also invests in mortgage-backed securities secured by one- to four-family residential mortgages, U.S. Government and agency obligations and other permissible investments.

     The Company offers a variety of deposit accounts having a wide range of interest rates and terms, which generally include savings, money market, and a variety of checking accounts, as well as certificate accounts. The Company generally solicits deposits in its primary market areas.

     At June 30, 1997, the Company had total assets of $1.3 billion, deposits of $918.2 million, borrowings of $288.2 million and stockholders' equity of $97.3
million.    The Bank exceeds all applicable minimum regulatory capital requirements. At June 30, 1997, the Bank had tangible capital, core capital and risk-based capital ratios of 5.61%, 5.64% and 12.22%, respectively. The

                                       1
________________________________________________________________________________

________________________________________________________________________________

Company's total stockholders' equity was $97.3 million at June 30, 1997 and its stockholders' equity to total assets ratio at that date was 7.36%.

     At June 30, 1997, the Company's gross loan portfolio totaled $928.9 million, including $831.8 million of one- to four-family residential first mortgage loans, $56.8 million of commercial and multi-family real estate loans and $40.2 million of consumer loans. In addition, on that date, the Company had $288.5 million of mortgage-backed securities and $47.7 million of other investment securities and FHLB of New York stock.

     At June 30, 1997, the vast majority of the Company's first and second mortgage loans (excluding mortgage-backed securities) were secured by properties located in New Jersey. Of the loans secured by properties outside the State of New Jersey, the majority are secured by one-to four-family loans and the balance secured by commercial and multi-family real estate loans. See "Business-Originations, Purchases, Sales and Servicing of Loans." The Company's revenues are derived primarily from interest on loans, mortgage-backed securities and investments, and income from service charges.

     The Company had net income of $6.9 million and $7.8 million for the years ended June 30, 1997 and June 30, 1996, respectively. Excluding the effect of a one-time Savings Association Insurance Fund ("SAIF") recapitalization assessment of approximately $3.1 million, net of taxes, the 1997 net income would have been approximately $9.9 million.

     Penn Federal, through its wholly-owned subsidiary, Penn Savings Insurance Agency, Inc., offers insurance and uninsured annuity products to its customers. See "Business-Subsidiary Activities."

     The administrative offices of the Company are located at 622 Eagle Rock Avenue, West Orange, New Jersey 07052-2989, and the telephone number at that address is (973) 669-7366.

OPERATING STRATEGY

     Management's primary goal continues to be to improve profitability, while continuing to manage interest rate risk, so as to enhance stockholder value, and to foster and maintain customer confidence. The Company's current strategies focus on: (i) emphasizing lending secured by one-to four-family residential mortgages, (ii) increasing the commercial and multi-family real estate and consumer loan portfolios, (iii) maintaining asset quality, (iv) increasing deposit balances, (v) managing the Company's exposure to interest rate risk, and
(vi) controlling non-interest expenses.

     The Company is implementing these strategies as follows:

     EMPHASIZING LENDING SECURED BY ONE- TO FOUR-FAMILY RESIDENTIAL FIRST MORTGAGES. The Company has emphasized, and plans to continue to emphasize, originating and purchasing traditional one-to four-family first mortgage loans secured by properties in New Jersey. Correspondent loan

                                       2
________________________________________________________________________________

________________________________________________________________________________

purchases of one- to four-family mortgage loans through June 1997 have been primarily secured by properties located throughout New Jersey with a limited purchase of loans secured by real estate located in the Commonwealth of Pennsylvania. The Company has approved the purchase of a limited amount of loans secured by real estate located in the Commonwealth of Virginia and the Commonwealth of Massachusetts through an existing correspondent relationship, though none were purchased as of June 30, 1997. The Company originated or purchased $337.3 million, $251.8 million and $123.3 million in one- to four-family mortgage loans in fiscal 1997, 1996 and 1995, respectively. The Company's interest income has been derived primarily from one- to four-family mortgage loans on residential real estate which totaled $831.8 million or 89.55% of the Company's gross loan portfolio at June 30, 1997.

     INCREASING THE COMMERCIAL AND MULTI-FAMILY REAL ESTATE AND CONSUMER LOAN PORTFOLIOS. In addition to one-to four-family residential first mortgage lending, the Company plans to increase its emphasis on commercial and multi-family real estate and consumer lending. Such loans reprice more frequently, have shorter maturities, and/or have higher yields than one-to four-family first mortgage loans. The Company originated $31.7 million, $23.4 million and $18.9 million of commercial and multi-family and consumer loans in fiscal 1997, 1996 and 1995, respectively. The Company has recently established a correspondent relationship with a bank in New Jersey as part of an overall effort to increase its commercial and multi-family real estate originations.

     MAINTAINING ASSET QUALITY. The Company's loan portfolio consists primarily of one- to four-family mortgages, which are considered to have less risk than commercial and multi-family real estate or consumer loans.

     The Company's non-performing assets consist of non-accruing loans and real estate owned. The Company focuses on strong underwriting and collection efforts and aggressive marketing of real estate owned properties. In addition, the Company has occasionally restructured loans by reducing the interest rate or deferring principal and interest payments in order to return the loan to a performing status. As a result, non-performing assets as a percentage of total assets was 0.48% at June 30, 1997 compared to 2.71% at June 30, 1993.

     INCREASING DEPOSIT BALANCES. The Company's primary source of funds is deposits. Deposits have increased 10%, 17% and 16% in fiscal 1997, 1996 and 1995, respectively. The Company plans to continue to emphasize deposit growth, particularly longer term certificates of deposit, and increase its emphasis on transaction accounts. It has recently emphasized the solicitation of deposits from municipalities.

     MANAGING THE COMPANY'S EXPOSURE TO INTEREST RATE RISK. The Company has an asset/liability committee that meets no less than weekly to price loan and deposit products and monthly to develop, implement and review policies to manage interest rate risk. The Company has endeavored to manage its interest rate risk through the pricing and diversification of its loan and deposit products, including the focus on the origination and purchase of first mortgage loans with shorter terms to maturity and/or with adjustable rate features, as well as the origination of

                                       3
________________________________________________________________________________

________________________________________________________________________________

commercial and multi-family real estate and consumer loans which generally have shorter expected average lives or reprice at shorter intervals than one- to four-family residential first mortgage products. In addition, the Company has purchased government agency mortgage-backed securities with short to intermediate average lives which generally do not exceed 4.5 years or which have adjustable rate features. Furthermore, as part of its interest rate risk strategy, the Company has emphasized longer term certificates of deposit and utilized intermediate term borrowings. The Company has also engaged in intermediate term interest rate swaps designed to extend the maturities of six month certificates of deposit to three to five years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Sensitivity" and "-Asset/Liability Strategy."

     CONTROLLING NON-INTEREST EXPENSES. Non-interest expenses are carefully monitored, including ongoing reviews of staffing levels, supplies, facilities and operations. Excluding the effects of the one-time SAIF recapitalization assessment, the Company's ratio of non-interest expenses to average total assets was 1.47% for the year ended June 30, 1997 compared to 1.84% for the prior fiscal year. The Company's efficiency ratio, excluding the effects of the SAIF assessment, was 43.92% for the year ended June 30, 1997 compared to 48.53% for the prior fiscal year.


                               THE TRUST ISSUER

     The Trust Issuer is a statutory business trust created under Delaware law pursuant to (i) the Trust Agreement executed by the Company, as depositor, The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee, and the Administrative Trustees named therein and (ii) the filing of a certificate of trust with the Delaware Secretary of State on ________ __, 1997. The trust agreement will be amended and restated in its entirety (as so amended, the "Trust Agreement"). All of the Common Securities will be owned by the Company. The Company will acquire Common Securities in an aggregate Liquidation Amount equal to 3% of the total capital of the Trust Issuer. The Trust Issuer exists for the exclusive purposes of (i) issuing and selling the Trust Securities, (ii) using the proceeds from the sale of the Trust Securities to acquire Junior Subordinated Debentures issued by the Company and
(iii) engaging in only those other activities necessary, advisable or incidental thereto (such as registering the transfer of the Trust Securities).
Accordingly, the Junior Subordinated Debentures will be the sole assets of the Trust Issuer, and payments under the Junior Subordinated Debentures will be the sole revenue of the Trust Issuer. The principal executive office of the Trust Issuer is 622 Eagle Rock Avenue, West Orange, New Jersey 07052-2989 and its telephone number is (973) 669-7366.


                                 THE OFFERING

THE TRUST ISSUER...........    PennFed Capital Trust I, a Delaware statutory
                               business trust (the "Trust Issuer").The sole assets of the Trust Issuer will be the Junior
                               Subordinated Debentures.

                                       4
_______________________________________________________________________________

_______________________________________________________________________________

SECURITIES OFFERED.........    1,200,000 shares of ___% Cumulative Trust
                               Preferred Securities (the "Preferred
                               Securities"), evidencing preferred undivided beneficial interests in the assets of the Trust
                               Issuer, which will consist only of the Junior
                               Subordinated Debentures.

OFFERING PRICE.............    $25 per Preferred Security (Liquidation Amount
                               $25).

DISTRIBUTIONS..............    Holders of the Preferred Securities will be
                               entitled to receive cumulative cash Distributions at an annual rate of ___% of the Liquidation
                               Amount of $25 per Preferred Security,
                               accumulating from the date of original issuance and payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, commencing on January 31, 1998. The distribution rate and the distribution and other payment dates for the Preferred Securities will correspond to the interest rate and interest and other payment dates on the Junior Subordinated Debentures. See
                               "Description of the Preferred Securities."

JUNIOR SUBORDINATED
DEBENTURES.................    The Trust Issuer will invest the proceeds from
                               the issuance of the Trust Securities in an equivalent amount of the Junior Subordinated
                               Debentures. The Junior Subordinated Debentures will mature on ___________, 2027. The Junior
                               Subordinated Debentures will rank subordinate and junior in right of payment to all Senior
                               Indebtedness of PennFed. At June 30, 1997,
                               PennFed had no outstanding Senior Indebtedness.
                               There is no limitation on the amount of Senior
                               Indebtedness, or Subordinated Debt (as defined in
                               "Description of Junior Subordinated Debentures-
                               Subordination") which is pari passu with the Junior Subordinated Debentures, which PennFed may issue. PennFed may from time to time, incur indebtedness constituting Senior Indebtedness. In addition, because PennFed is a holding company, PennFed's obligations under the Junior
                               Subordinated Debentures will effectively be subordinated to all existing and future liabilities and obligations of its subsidiaries, including the Bank. See "Risk Factors--
                               Subordination of the Guarantee and the Junior
                               Subordinated Debentures," "Risk Factors--Source of Payments to Holders of Preferred Securities" and "Description of the Junior Subordinated
                               Debentures--Subordination."

                                       5
______________________________________________________________________________

_______________________________________________________________________________

GUARANTEE..................    Payments of Distributions out of funds held by
                               the Trust Issuer, and payments on liquidation of the Trust Issuer or the redemption of the Preferred Securities, are guaranteed by PennFed to the extent the Trust Issuer has funds available therefor. PennFed and the Trust Issuer believe that, taken together, the obligations of PennFed under the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, constitute, in the aggregate, a full and unconditional guarantee, on a subordinated basis, of all of the Trust
                               Issuer's obligations under the Preferred
                               Securities. See "Description of the Guarantee" and "Relationship Among the Preferred Securities, the Junior Subordinated Debentures, the Expense
                               Agreement and the Guarantee." The obligations of PennFed under the Guarantee are subordinate and junior in right of payment to all Senior
                               Indebtedness of PennFed. See "Risk Factors--
                               Subordination of the Guarantee and the Junior
                               Subordinated Debentures" and "Description of the Guarantee. "

RIGHT TO DEFER
INTEREST PAYMENTS..........    So long as no event of default under the
                               Indenture has occurred and is continuing, PennFed has the right under the Indenture at any time during the term of the Junior Subordinated
                               Debentures to defer the payment of interest at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension
                               Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. At the end of such Extension Period, PennFed must pay all interest then accrued and unpaid (together with interest thereon at the annual rate of ___%, compounded quarterly, to the extent permitted by applicable law). During an Extension Period, interest will continue to accrue and holders of the Junior Subordinated Debentures (or holders of the Preferred Securities, while outstanding) will be required to accrue interest income for United
                               States federal income tax purposes in advance of receipt of payment of such deferred interest. See
                               "Certain Federal Income Tax Consequences--
                               Interest Income and Original Issue Discount").

                               During any such Extension Period, PennFed may not, and may not permit any subsidiary of PennFed to, (i) declare or pay any dividends or distributions on, or redeem, purchase,

                                       6
_______________________________________________________________________________

_______________________________________________________________________________

                               acquire or make a liquidation payment with respect to, any of PennFed's capital stock (other than (a) the reclassification of any class of PennFed's capital stock into another class of capital stock, (b) dividends or distributions payable in common stock of PennFed, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of PennFed's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on, or repay, repurchase or redeem, any debt securities of PennFed that rank pari passu with or junior in right of payment to the Junior Subordinated Debentures, or (iii) make any guarantee payments with respect to any guarantee by PennFed of the debt securities of any subsidiary of PennFed if such guarantee ranks pari passu with or junior in right of payment to the Junior Subordinated Debentures other than payments pursuant to the Guarantee. Prior to the termination of any such Extension Period, PennFed may further defer the payment of interest on the Junior Subordinated Debentures, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. There is no limitation on the number of times that PennFed may elect to begin an Extension Period. See "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

                               PennFed has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures. However, should PennFed elect to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. As a result of the existence of PennFed's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other similar securities that do not provide for such optional deferrals.

                                       7
_______________________________________________________________________________

_______________________________________________________________________________

REDEMPTION.................    The Junior Subordinated Debentures are subject to
                               redemption prior to their Stated Maturity at the option of PennFed (i) on or after ___________, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment
                               Event (each as defined herein) in each case at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures so redeemed, together with any accrued and unpaid interest to the date fixed for redemption.

                               If the Junior Subordinated Debentures are redeemed prior to their Stated Maturity, the Trust Issuer must apply the proceeds of such redemption to redeem a Like Amount (as defined herein) of the Preferred Securities and the Common Securities. The Preferred Securities will be redeemed upon repayment of the Junior Subordinated Debentures at their Stated Maturity. See "Description of the Preferred Securities-- Redemption."

DISTRIBUTION OF THE JUNIOR
SUBORDINATED DEBENTURES
 UPON LIQUIDATION OF THE
 TRUST ISSUER..............    PennFed will have the right at any time to
                               dissolve the Trust Issuer and, after satisfaction of creditors of the Trust Issuer, if any, as provided by applicable law, cause the Junior
                               Subordinated Debentures to be distributed to the holders of the Preferred Securities and the Common Securities in exchange therefor upon liquidation of the Trust Issuer. The ability of PennFed to do so may be subject to PennFed's prior receipt of regulatory approval.

                               In the event of the liquidation of the Trust
                               Issuer, after satisfaction of the claims of creditors of the Trust Issuer, if any, as provided by applicable law, the holders of the Preferred Securities will be entitled to receive a Liquidation Amount of $25 per Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of a Like Amount (as defined herein) of the Junior Subordinated Debentures, subject to certain exceptions as described herein. See "Description of the Preferred Securities--Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders."

                                       8
_______________________________________________________________________________

________________________________________________________________________________

VOTING RIGHTS..............    Except in limited circumstances, the holders of
                               the Preferred Securities will have no voting rights. See "Description of the Preferred
                               Securities--Voting Rights; Amendment of Trust
                               Agreement."

USE OF PROCEEDS............    All of the proceeds from the sale of the
                               Preferred Securities will be used by the Trust
                               Issuer to purchase Junior Subordinated
                               Debentures. PennFed intends that the net proceeds from the sale of such Junior Subordinated
                               Debentures will be used for general corporate purposes, including, but not limited to, acquisitions by either the Company or the Bank
                               (although there presently exist no agreements or understandings with respect to any such acquisition), capital contributions to the Bank to support growth and for working capital, and the possible repurchase of shares of PennFed's common stock, subject to acceptable market conditions.

RISK FACTORS...............    An investment in the Preferred Securities
                               involves substantial risks that should be considered by prospective purchasers. In addition, because holders of the Preferred
                               Securities may receive Junior Subordinated
                               Debentures on termination of the Trust Issuer, and because payments on the Junior Subordinated
                               Debentures are the sole source of funds for Distributions on and redemptions of the Preferred
                               Securities, prospective purchasers of the
                               Preferred Securities are also making an
                               investment decision with regard to the Junior
                               Subordinated Debentures and should carefully review all of the information regarding the Junior Subordinated Debentures contained herein.
                               See "Risk Factors" and "Description of the Junior
                               Subordinated Debentures. "

NASDAQ NATIONAL MARKET
 SYMBOL....................    Application has been made to have the Preferred
                               Securities approved for listing on The Nasdaq
                               Stock Market's National Market under the symbol
                               "PFSBP."


ERISA CONSIDERATIONS.......    For a discussion of certain restrictions on
                               purchases, see "ERISA Considerations."

                                       9
________________________________________________________________________________

           SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

     The Summary Consolidated Financial Data presented below has been derived from the audited Consolidated Financial Statements of the Company (the Bank prior to 1995), and are qualified in their entirety by reference to the more detailed Consolidated Financial Statements and notes thereto, included elsewhere within.

                                                                                 AT JUNE 30,
                                                     ----------------------------------------------------------------------------
                                                          1997               1996          1995       1994               1993
                                                     ---------------     -------------  ---------   ---------        ------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED FINANCIAL CONDITION DATA:
Total assets .................................        $1,321,751         $1,086,524       $868,926   $ 680,157         $581,474
Loans receivable, net ........................           931,451            652,571        467,677     383,357          399,334
Mortgage-backed securities ...................           288,539            346,068        319,436     204,870          123,288
Investment securities ........................            35,290             21,288         17,558      11,167           11,302
Deposits .....................................           918,160            836,416        713,524     614,860/(1)/     525,268
Total borrowings .............................           288,215            146,700         50,830      15,000           10,000
Stockholders' equity..........................            97,270             90,564         94,170      41,985           37,432

Book value per common share...................             21.83              20.50          18.17         ---              ---
Tangible book value per common share..........             18.26              16.33          14.11         ---              ---

(1) Includes approximately $53.8 million received and held on deposit for the purchase of stock in the Company's initial public offering completed on July 14, 1994.

                                                                                 YEAR ENDED JUNE 30,
                                               ------------------------------------------------------------------------------------
                                                         1997/(1)/        1996         1995         1994             1993
                                               ---------------------    --------     ---------    ---------      ------------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
SELECTED OPERATING  DATA:
Total interest and dividend income.................... $     85,401      $68,123       $52,719      $43,045        $46,085
Total interest expense................................       53,073       39,121        27,153       20,825         23,382
                                                       ------------      -------       -------      -------        -------
Net interest and dividend income......................       32,328       29,002        25,566       22,220         22,703
Provision for loan losses.............................          635          610           569          883          1,561
                                                       ------------      -------       -------      -------        -------
Net interest income after provision for loan losses...       31,693       28,392        24,997       21,337         21,142
                                                       ------------      -------       -------      -------        -------
Service charges.......................................        1,666        1,602         1,476        1,686          1,634
Net gain (loss) from real estate operations...........         (181)         104           117         (541)          (549)
Net gain (loss) on sales of loans.....................          ---          ---           ---          (19)           652
Net gain on sales of investment securities............          ---           94           ---          ---             91
Other.................................................          298          402           532          540             35
                                                       ------------      -------       -------      -------        -------
Total non-interest income.............................        1,783        2,202         2,125        1,666          1,863
                                                       ------------      -------       -------      -------        -------
Total non-interest expenses...........................       22,385/(1)/  17,642        17,561       15,556         15,688
                                                       ------------      -------       -------      -------        -------
Income before taxes and cumulative effect of
   change in accounting principle.....................       11,091       12,952         9,561        7,447          7,317
Income tax expense                                            4,205        5,111         3,921        3,005          2,647
Cumulative effect of change in accounting principle             ---          ---           ---          111            ---
                                                       ------------      -------       -------      -------        -------
Net income                                                  $ 6,886/(1)/ $ 7,841       $ 5,640      $ 4,553        $ 4,670
                                                       ============      =======       =======      =======        =======

Net income per common share:
Primary                                                       $1.46/(1)/   $1.55         $1.08      $   ---        $   ---
                                                       ============      =======       =======      =======        =======
Fully diluted                                                 $1.44/(1)/   $1.55         $1.08      $   ---        $   ---
                                                       ============      =======       =======      =======        =======

(1) Fiscal 1997 includes the effect of a one-time SAIF recapitalization assessment of approximately $4.8 million, or $3.1 million net of taxes. Excluding this non-recurring assessment, total non-interest expenses would have been $17.6 million, net income would have been $9.9 million, primary earnings per share would have been $2.11 and fully diluted earning per share would have been $2.09.

                                                                                   AT AND FOR THE YEAR ENDED JUNE 30,
                                                                            ------------------------------------------------
                                                                             1997/(1)/    1996     1995     1994       1993
                                                                            ----------   ------   ------   ------     ------
SELECTED FINANCIAL RATIOS AND OTHER DATA:
Return on average assets (ratio of net income to
  average total assets)..........................................             0.58%/(1)/   0.82%    0.74%    0.76%      0.80%
Return on average stockholders' equity (ratio of
  net income to average stockholders' equity)....................             7.42/(1)/    8.36     5.97    11.40      13.25
Net interest rate spread during the year.........................             2.58         2.96     3.24     3.90       4.24
Net interest margin (net interest and dividend
  income to average interest-earning assets).....................             2.83         3.22     3.58     3.95       4.24
Ratio of average interest-earning assets to average
  interest-bearing liabilities...................................           105.30       105.87   109.05   101.57     100.01
Ratio of earnings to fixed charges/(2)/:
  Excluding interest on deposits                                              1.86x        3.35x    7.28x   10.44x  7,318.00x
  Including interest on deposits                                              1.21x        1.33x    1.35x    1.36x      1.31x
Ratio of non-interest expense to average total assets............             1.87%/(1)/   1.84%    2.31%    2.58%      2.70%
Efficiency ratio (non-interest expense, excluding
  amortization of intangibles, to net interest and
  dividend income and non-interest income excluding
  gains and real estate operations)..............................            57.95/(1)/   48.53    58.63    59.10      59.09

ASSET QUALITY RATIOS:
Non-accruing loans to total loans at end of year.................             0.59         0.95     1.18     2.55       3.48
Allowance for loan losses to non-accruing loans
  at end of year.................................................            47.80        42.52    51.39    31.04      22.31
Allowance for loan losses to total loans at end of year..........             0.28         0.40     0.61     0.79       0.78
Non-performing assets to total assets at end of year.............             0.48         0.67     0.78     1.67       2.71
Ratio of net charge-offs during the year to average loans
  outstanding during the year....................................             0.08         0.16     0.19     0.25       0.43

CAPITAL RATIOS:
Stockholders' equity to total assets at end of year..............             7.36         8.34    10.84     6.17       6.44
Average stockholders' equity to average total assets.............             7.76         9.80    12.44     6.63       6.06
Tangible capital to tangible assets at end of year/(3)/..........             5.61         5.92     6.29     5.55       5.55
Core capital to adjusted tangible assets at end of year/(3)/.....             5.64         5.97     6.38     5.71       5.81
Risk-based capital to risk-weighted assets at end of year/(3)/...            12.22        13.47    14.49    13.16      11.61

OTHER DATA:
Number of branch offices at end of year..........................               17           17       17       16         16
Number of deposit accounts at end of year........................           85,400       81,700   78,800   63,100     64,800

(1) Fiscal 1997 results include the effect of a one-time SAIF recapitalization assessment of approximately $4.8 million, or $3.1 million net of taxes. Excluding this non-recurring assessment, return on average assets would have been 0.83%, return on average stockholders' equity would have been 10.70%, the ratio of non-interest expense to average total assets would have been 1.47% and the efficiency ratio would have been 43.92%.

(2) The ratio of earnings to fixed charges excluding interest on deposits is calculated by dividing income before taxes and extraordinary items before interest on borrowings by interest on borrowings on a pretax basis. The ratio of earnings to fixed charges including interest on deposits is calculated by dividing income before income taxes and extraordinary items before interest on deposits and borrowings by interest on deposits plus interest on borrowings on a pretax basis.

(3)  Represents regulatory capital ratios for the Bank.

                                 RISK FACTORS

     An investment in the Preferred Securities involves a high degree of risk. Prospective investors should carefully consider, together with the other information contained in this Prospectus, the following factors in evaluating the Company, its business and the Trust Issuer before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "may," "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and the Trust Issuer. It should be recognized that other risks, including general economic factors and expansion strategies, may be significant, presently or in the future, and the risks set forth below may affect the Company and the Trust Issuer to a greater extent than indicated.

RISK FACTORS RELATING TO THE OFFERING

SUBORDINATION OF THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES

     The obligations of PennFed under the Guarantee issued by PennFed for the benefit of the holders of the Preferred Securities and under the Junior Subordinated Debentures issued to the Trust Issuer will be unsecured and will rank subordinate and junior in right of payment to all Senior Indebtedness of PennFed. At June 30, 1997, PennFed had no outstanding Senior Indebtedness. There is no limitation on the amount of Senior Indebtedness, or subordinated debt which is pari passu with the Junior Subordinated Debentures, which PennFed may issue. Because PennFed is a holding company, the right of PennFed to participate in any distribution of assets of any subsidiary, including the Bank, upon such subsidiary's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution), is subject to the prior claims of creditors of that subsidiary (including depositors in the Bank), except to the extent that PennFed may itself be recognized as a creditor of that subsidiary. If PennFed is a creditor of a subsidiary, the claims of PennFed would be subject to any prior security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that of PennFed. Accordingly, the Junior Subordinated Debentures and the Guarantee will be effectively subordinated to all existing and future liabilities of PennFed's subsidiaries, including the Bank. At June 30, 1997 the Bank had liabilities of $1.2 billion (including $918.2 million in deposits). Only the capital stock of PennFed is currently junior in right of payment to the Junior Subordinated Debentures to be issued to the Trust Issuer. Holders of the Junior Subordinated Debentures will be able to look only to the assets of PennFed for payments on the Junior Subordinated Debentures. None of the Indenture, the

Guarantee, the Expense Agreement or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Indebtedness, that may be incurred by PennFed. PennFed may, from time to time, incur indebtedness constituting Senior Indebtedness. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Junior Subordinated Debentures-- Subordination."

SOURCE OF PAYMENTS TO HOLDERS OF PREFERRED SECURITIES

     As a savings and loan holding company, PennFed conducts its operations principally through its subsidiaries and, therefore, its principal source of cash, other than its investing and financing activities, is the receipt of dividends from the Bank. Since PennFed is without significant assets other than the capital stock of the Bank, the ability of PennFed to pay interest on the principal of the Junior Subordinated Debentures to the Trust Issuer (and consequently, the Trust Issuer's ability to pay Distributions on the Preferred Securities and PennFed's ability to pay its obligations under the Guarantee) will be dependent on the ability of the Bank to pay dividends to PennFed in amounts sufficient to service PennFed's obligations. PennFed may become obligated to make other payments with respect to securities issued by PennFed in the future which are pari passu or have a preference over the Junior Subordinated Debentures issued to the Trust Issuer with respect to the payment of principal, interest or dividends. There is no restriction on the ability of PennFed to issue, or limitations on the amount of securities which PennFed may issue, which are pari passu or have a preference over the Junior Subordinated Debentures issued to the Trust Issuer, nor is there any restriction on the ability of the Bank to issue additional capital stock or incur additional indebtedness.

     There are legal limitations on the source and amount of dividends that a savings bank such as the Bank is permitted to pay. The current OTS regulation applicable to the payment of dividends or other capital distributions by savings institutions imposes limits on capital distributions based on an institution's regulatory capital levels and net income. An institution that meets or exceeds all of its fully phased-in capital requirements (both before and after giving effect to the distribution) and is not in need of more than normal supervision would be a "Tier 1 association." A Tier 1 association may make capital distributions during a calendar year of up to the greater of (i) 100% of net income for the current calendar year plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year or (ii) 75% of its net income over the most recent four quarters. At June 30, 1997, the Bank could have paid dividends
totaling approximately $16.6 million.   Any additional capital distributions
would require prior regulatory approval. The Bank currently exceeds its fully phased-in capital requirements and qualifies as a Tier 1 association under the regulation, but there is no assurance that the Bank will continue to so qualify. See "Regulation-Regulatory Capital Requirements."

     An institution that meets the minimum regulatory capital requirements but does not meet the fully phased-in capital requirements would be a "Tier 2 association," which may make capital distributions of between 25% and 75% of its net income over the most recent four-quarter period, depending on the institution's risk-based capital level. A "Tier 3 association" is defined as an institution that does not meet all of the minimum regulatory capital requirements and therefore may not make any capital distributions without the prior approval of the OTS.

     Savings institutions must provide the OTS with at least 30 days written notice before making any capital distributions. All such capital distributions are also subject to the OTS' right to object to a distribution on safety and soundness grounds.

RIGHT TO DEFER INTEREST PAYMENT OBLIGATION; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES

     So long as no event of default under the Indenture has occurred and is continuing, PennFed has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures, at any time or from time to time, for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by the Trust Issuer would also be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled would accumulate additional Distributions thereon at the rate of ___% per annum, compounded quarterly from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, PennFed may not, and may not permit any subsidiary of PennFed to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of PennFed's capital stock, (other than (a) the reclassification of PennFed's capital stock into another class of capital stock, (b) dividends or distributions in common stock of PennFed, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of PennFed's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of PennFed that rank pari passu with or junior in interest to the Junior Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by PennFed of the debt securities of any subsidiary of PennFed if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures other than payments pursuant to the Guarantee. Prior to the termination of any such Extension Period, PennFed may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid on the Junior Subordinated Debentures (together with interest thereon at the annual rate of ___%, compounded quarterly from the relevant payment date for such interest, to the extent permitted by applicable law), PennFed may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that PennFed may elect to begin an Extension Period so long as no event of default under the Indenture has occurred and is continuing. See "Description of the Preferred Securities--Distributions" and "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation."

     If an Extension Period were to occur, a holder of the Preferred Securities would continue to accrue income (in the form of original issue discount) for United States federal income tax purposes in respect of its pro rata share of the interest accruing on the Junior Subordinated Debentures held by the Trust Issuer. As a result, a holder of the Preferred Securities would be required to include such income in gross income for United States federal income tax purposes in advance of the receipt of cash and would not receive the cash related to such income from the Trust Issuer if the holder disposed of the Preferred Securities prior to the record date for the payment of Distributions. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount" and "--Sales or Redemption of the Preferred Securities."

     PennFed has no current intention of exercising its right to defer payments of interest on the Junior Subordinated Debentures. However, should PennFed elect to exercise such right in the future, the market price of the Preferred Securities would likely be adversely affected. A holder that disposed of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continued to hold its Preferred Securities. In addition, as a result of the existence of PennFed's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other similar securities that are not subject to such deferrals.

OPTIONAL REDEMPTION AFTER 2002

     PennFed has the right to redeem the Junior Subordinated Debentures prior to their stated Maturity on or after ______, 2002 in whole at one time or in part from time to time. The exercise of such right may be subject to PennFed having received prior regulatory approval. See "Description of the Junior Subordinated Debentures--General."

REDEMPTION DUE TO TAX EVENT, INVESTMENT COMPANY EVENT OR CAPITAL TREATMENT EVENT

     PennFed has the right, but not the obligation, to redeem the Junior Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (whether occurring before or after __________, 2002), and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right may be subject to PennFed having received prior regulatory approval.

     A "Tax Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by PennFed on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by PennFed, in whole or in part, for United States federal income tax purposes or (iii) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Trust Issuer or PennFed must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

     "Investment Company Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust Issuer is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change occurs or becomes effective on or after the date of original issuance of the Preferred Securities.

     "Capital Treatment Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Preferred Securities would not constitute Tier 1 Capital (or the then equivalent thereof) applied as if PennFed (or its successor) were a bank holding company for purposes of applicable capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), or any capital adequacy guidelines as then in effect and applicable to PennFed.

     "Opinion of Counsel" means an opinion in writing of independent legal counsel experienced in such matters as are being opined upon.

EXCHANGE OF PREFERRED SECURITIES FOR JUNIOR SUBORDINATED DEBENTURES; REDEMPTION AND TAX CONSEQUENCES

     PennFed has the right at any time to dissolve the Trust Issuer and, after the satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of the Trust Issuer. The exercise of such right may be subject to PennFed having received prior regulatory approval. PennFed will have the right, in certain circumstances, to redeem the Junior Subordinated Debentures in whole or in part, in lieu of a distribution of the Junior Subordinated Debentures by the Trust Issuer, in which event the Trust Issuer will redeem the Preferred Securities on a pro rata basis to the same extent as the Junior Subordinated Debentures are redeemed by PennFed. Any such distribution or redemption prior to the Stated Maturity will be subject to prior regulatory approval if then required under applicable capital guidelines or regulatory policies. See "Description of the Preferred Securities--Liquidation of the Trust Issuer and

Distribution of the Junior Subordinated Debentures to Holders" and "Description of the Junior Subordinated Debentures--Redemption or Exchange."

     Under current United States federal income tax law, a distribution of Junior Subordinated Debentures upon the dissolution of the Trust Issuer would not be a taxable event to holders of the Preferred Securities. If, however, the Trust Issuer were characterized as an association taxable as a corporation at the time of the dissolution of the Trust Issuer, the distribution of the Junior Subordinated Debentures would constitute a taxable event to holders of Preferred Securities. Moreover, any redemption of the Preferred Securities for cash would
be a taxable event to such holders.   See "Certain Federal Income Tax
Consequences--Distribution of the Junior Subordinated Debentures to Holders of the Preferred Securities" and "--Sales or Redemption of the Preferred Securities."

     There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of the Trust Issuer. The Preferred Securities or the Junior Subordinated Debentures may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Junior Subordinated Debentures as a result of the liquidation of the Trust, and because payments on the Junior Subordinated Debentures are the sole source of funds for Distributions and redemptions of the Preferred Securities, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review all the information regarding the Junior Subordinated Debentures contained herein.

     If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust Issuer, PennFed will use its reasonable efforts to list the Junior Subordinated Debentures on the Nasdaq Stock Market's National Market or SmallCap Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

RIGHTS UNDER THE GUARANTEE

     The Guarantee guarantees to the holders of the Preferred Securities the following payments, to the extent not paid by the Trust Issuer: (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust Issuer has funds on hand available therefor at such time, (ii) the redemption price with respect to any Preferred Securities called for redemption, to the extent that the Trust Issuer has funds on hand available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Trust Issuer (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities in exchange therefor), the lesser of (a) the aggregate of the Liquidation Amount and all accumulated and unpaid Distributions to the date of payment, to the extent that the Trust Issuer has funds on hand available therefor at such time, and (b) the amount of assets of the Trust Issuer remaining available for distribution to holders of the Preferred Securities after payment of creditors of the Trust Issuer as required by applicable law.

     If PennFed were to default on its obligation to pay amounts payable under the Junior Subordinated Debentures, the Trust Issuer would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against PennFed to enforce its rights under the Guarantee without first instituting a legal proceeding against the Trust Issuer, the Guarantee Trustee or any other person or entity. In the event an event of default under the Indenture shall have occurred and be continuing and such event is attributable to the failure of PennFed to pay interest on or principal of the Junior Subordinated Debentures on the applicable payment date, a holder of the Preferred Securities may institute a legal proceeding directly against PennFed for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by PennFed of its right, as described herein, to defer the payment of interest on the Junior Subordinated Debentures does not constitute an event of default under the Indenture. In connection with any Direct Action, PennFed will have a right of set-off under the Indenture to the extent of any payment made by PennFed to such holder of the Preferred Securities in the Direct Action. Except as described herein, holders of the Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures. The Bank of New York will act as the guarantee trustee under the Guarantee (the "Guarantee Trustee") and will hold the Guarantee for the benefit of the holders of the Preferred Securities. The Bank of New York will also act as Debenture Trustee for the Junior Subordinated Debentures and as Property Trustee, and The Bank of New York (Delaware) will act as Delaware Trustee under the Trust Agreement. See "Description of the Junior Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities," "Description of the Junior Subordinated Debentures--Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of the Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

LIMITED COVENANTS

     The covenants in the Indenture are limited and there are no covenants in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures or Preferred Securities, respectively, in the event of a material adverse change in PennFed's financial condition or results of operations or limits the ability of PennFed or any subsidiary to incur or assume additional indebtedness or other obligations. Additionally, neither the Indenture nor the Trust Agreement contains any financial ratios or specified levels of liquidity to which PennFed must adhere. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether PennFed will be able to or will comply with its obligations under the Junior Subordinated Debentures or the Guarantee.

LIMITED VOTING RIGHTS

     Holders of the Preferred Securities will generally have limited voting rights relating only to the modification of the Preferred Securities and the exercise of the Trust Issuer's rights as holder of the Junior Subordinated Debentures and the Guarantee. Holders of the Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee, the Delaware Trustee or the Administrative Trustees, as such voting rights are vested exclusively in PennFed, as the holder of the Common Securities (except, with respect to the Property Trustee and the Delaware Trustee, upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and PennFed may amend the Trust Agreement without the consent of holders of the Preferred Securities to ensure that the Trust Issuer will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities--Voting Rights; Amendment of the Trust Agreement" and "--Removal of the Trust Issuer Trustees."

ABSENCE OF PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES; TRADING PRICE AND TAX CONSIDERATIONS

     There is no current public market for the Preferred Securities.
Application has been made to list the Preferred Securities on the Nasdaq Stock Market's National Market. However, one of the requirements for listing and continued listing is the presence of two market makers for the Preferred Securities. PennFed has been advised that the Underwriter intends to make a market in the Preferred Securities. However, the Underwriter is not obligated to do so and such market making may be discontinued at any time. Therefore, there is no assurance that an active trading market will develop for the Preferred Securities or, if such market develops, that it will be maintained or that the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. Accordingly, holders of Preferred Securities may experience difficulty reselling them or may be unable to sell them at all. The public offering price for the Preferred Securities has been determined through negotiations between PennFed and the Underwriter. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of PennFed and general industry and economic conditions.

     Further, should PennFed exercise its option to defer any payment of interest on the Junior Subordinated Debentures, the Preferred Securities would be likely to trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. In the event of such a deferral, a holder of Preferred Securities that disposed of its Preferred Securities between record dates for payments of Distributions (and consequently did not receive a Distribution from the Trust Issuer for the period prior to such disposition) would nevertheless be required to include accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to the adjusted tax basis of the Preferred Securities disposed of. Such holder would recognize a capital loss to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) was less than its adjusted tax basis (which would include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Sales or Redemption of the Preferred Securities."

POSSIBLE TAX LAW CHANGES AFFECTING THE PREFERRED SECURITIES

     Under current law, PennFed will be able to deduct interest on the Junior Subordinated Debentures. However, there is no assurance that future legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures. Such a change would give rise to a Tax Event. A Tax Event would permit PennFed, upon receipt of regulatory approval if then required under applicable capital guidelines or regulatory policies, to cause a redemption of the Preferred Securities before, as well as after, __, 2002. See "Description of the Junior Subordinated Debentures--Redemption or Exchange."

RISK FACTORS RELATING TO THE COMPANY

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

     The Bank's profitability is dependent to a large extent on its net interest income, which is the difference between its income on interest-earning assets and its expense on interest-bearing liabilities. The Bank, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises in part from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets than liabilities repricing or maturing over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities than assets repricing or maturing over a given time frame is considered liability-sensitive
and is reflected as a negative gap.   A liability-sensitive position (i.e., a
negative gap) will generally enhance earnings in a falling interest rate environment and reduce earnings in a rising interest rate environment, while an asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will reduce earnings in a falling interest rate environment. Fluctuations in interest rates are not predictable or controllable. At June 30, 1997, the Bank had a one year cumulative negative gap of 7.44%. This negative one year gap position may, as noted above, have a negative impact on earnings in a rising interest rate environment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Interest Rate Sensitivity."

     There can be no assurances of the Company's ability to continue to achieve positive net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Sensitivity."

ALLOWANCE FOR LOAN LOSSES

     Industry experience indicates that a portion of the Company's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized by the Company, losses may be experienced as a result of various factors beyond the Company's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. The Company's determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the views of the Company's regulators (who have the authority to require additional reserves), and geographic and industry loan concentration. However, if delinquency levels were to increase as a result of adverse general economic conditions, especially in New Jersey where the Company's exposure is greatest, the loan loss reserve so determined by the Company may not be adequate. Further, to the extent that the Company is successful in its strategy of increasing its commercial and multi-family real estate and consumer loan portfolios, the Company may determine that it is prudent to increase its allowance for loan losses in recognition of the risks inherent in such loan portfolios relative to the Company's one- to four-family loan portfolio. See "Business-Commercial and Multi-Family Real Estate Lending" and "-Consumer Lending." There can be no assurance that the allowance will be adequate to cover loan losses or that the Company will not experience significant losses in its loan portfolios which may require significant increases to the allowance for loan losses in the future. At June 30, 1997, the Company's allowance for loan losses to total loans was 0.28% and the allowance for loan losses to non-accruing loans was 47.8%.

REGULATORY OVERSIGHT

     The Bank is subject to extensive regulation, supervision and examination by the OTS as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. The Bank is a member of the FHLB of New York and is subject to certain limited regulation by the Federal Reserve Board. As the holding company of the Bank, PennFed is also subject to regulation and oversight by the OTS. Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and have resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on the Company and the Bank and their operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of the Bank and the Bank's competitors which in turn could have a material adverse effect on the Bank and its operations. See "Regulation."

COMPOSITION OF LOAN PORTFOLIO

     Most of the loans in the Company's portfolio are secured by real estate.
At June 30, 1997, approximately 97% of the Company's gross loans receivable were secured by properties located in New Jersey. Conditions in the real estate markets in which the collateral for the Company's mortgage loans are located strongly influence the level of the Company's non-performing loans and its results of operations. Real estate values are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers, and natural disasters. Declines in real estate markets could negatively impact the value of
the collateral securing the Company's loans and its results of operations.   See
"Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Lending Activities."

     As of June 30, 1997, $831.8 million, or 89.5% of the Company's gross loan portfolio consisted of loans secured by first liens on one- to four- family residences. At that date, $97.0 million or 10.5% of the first liens on Company's gross loan portfolio consisted of commercial and multi-family real estate and consumer loans. Although these assets generally were originated at loan to value ratios of 75% or less and have higher yields than one- to four-family loans, such loans are generally more sensitive to economic conditions, involve higher concentrations of investment in a single borrower or project, are more dependent on initial estimates of value, are more difficult to monitor and carry a higher level of credit risk than do residential loans. See "Business -Commercial Multi-family and Real Estate Lending," "-Consumer Lending," and "--Non-
Performing and Classified Assets."

COMPETITION

     The Company faces substantial competition in purchasing and originating real estate loans and in attracting deposits. The Company's competition in originating real estate loans is principally from banks, other thrifts, mortgage banking companies, real estate financing conduits, and small insurance companies. In purchasing real estate loans the Company competes with other participants in the secondary mortgage market. Many entities competing with the Company enjoy competitive advantages over the Company relative to a potential borrower or seller in terms of a prior business relationship, wide geographic presence or more accessible branch office locations, the ability to offer additional services or more favorable pricing alternatives, a lower origination and operating cost structure, and other relevant items. The Company does not have a significant market share of the real estate lending activities in the areas in which it conducts operations, and increased competition in those areas from traditional competitors or new sources could result in a decrease in the origination or purchase of mortgage loans and could adversely affect the Company's results of operations. In its deposit gathering activities, the Company competes with insured depository institutions such as thrifts, credit unions, and banks, as well as uninsured investment alternatives including money market funds. These competitors may offer higher rates than the Company, which could result in the Company either attracting fewer deposits or in requiring the Company to increase the rates it pays to attract deposits. Increased deposit competition could adversely affect the Company's ability to generate the funds necessary for its lending operations and could adversely affect the Company's results of operations. See "Business -- Competition."

                                USE OF PROCEEDS

     All of the proceeds from the sale of the Preferred Securities will be invested, by the Trust Issuer in Junior Subordinated Debentures. The net proceeds to the Company from the sale of the Junior Subordinated Debentures are estimated to be approximately $_____ million ($____ million if the Underwriter's over-allotment option is exercised in full after deduction of the underwriting discount and estimated expenses), PennFed intends to use the net proceeds from the sale of the Junior Subordinated Debentures for general corporate purposes, including, but not limited to, acquisitions by either the Company or the Bank (although there presently exist no agreements or understandings with respect to any such acquisition), capital contributions to the Bank to support growth and for working capital, and possible repurchase of shares of PennFed's common stock, subject to acceptable market conditions.

                      MARKET FOR THE PREFERRED SECURITIES

     Application has been made to list the Preferred Securities on the Nasdaq Stock Market's National Market under the symbol "PFSBP." Although the Underwriter has informed the Company that it presently intends to make a market in the Preferred Securities, the Underwriter is not obligated to do so and any such market making may be discontinued at any time. Accordingly, there is no assurance that an active and liquid trading market will develop or, if developed, that such a market will be sustained. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."


                             ACCOUNTING TREATMENT

     For financial reporting purposes, the Trust Issuer will be treated as a subsidiary of the Company and, accordingly, the Trust Issuer's financial statements will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate line item in the consolidated statements of financial condition of the Company under the caption "Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures" and appropriate disclosures about the Preferred Securities will be included in the notes to the consolidated financial statements. For financial reporting purposes, the Company will record distributions payable on the Preferred Securities as an interest expense in the consolidated statements of operations.

     In its future financial reports, the Company will: (i) present the Preferred Securities on the Company's statements of financial condition as a separate line item entitled "Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Debentures;" (ii) include in a footnote to the financial statements disclosure that the sole assets of the Trust Issuer are the Junior Subordinated Debentures specifying the principal amount, interest rate and maturity date of Junior Subordinated Debentures held; and (iii) if Staff Accounting Bulletin No. 53 treatment is sought, include, in an audited footnote to the financial statements, disclosure that (a) the Trust Issuer is wholly owned, (b) the sole assets of the Trust Issuer are its Junior Subordinated Debentures, and (c) the obligations of the Company under the Junior Subordinated Debentures, the Indenture, the Trust Agreement and the Guarantee, in the aggregate, constitute a full and unconditional guarantee by the Company of the Trust Issuer's obligations under the Preferred Securities.


                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 30, 1997, as adjusted to give effect to the consummation of the offering of the Preferred Securities. The following data should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company included elsewhere in this document.

                                                                                                                        As
                                                                                                          Actual      Adjusted
                                                                                                        ---------- ------------
                                                                                                             (In thousands)
Deposits..............................................................................................   $ 918,160  $  918,160
Borrowings:
FHLB of New York advances.............................................................................     205,465     205,465
Other borrowings......................................................................................      82,750      82,750
                                                                                                         ---------- ----------
    Total deposits and borrowed funds.................................................................   1,206,375   1,206,375
                                                                                                         ---------- ----------
Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated
    Debentures/(1)/...................................................................................           0      30,000
                                                                                                         ---------- ----------

Stockholders' equity:
Serial Preferred Stock $.01 par value; authorized--7,000,000 shares;
    no shares issued..................................................................................
Common stock, $.01 par value, 15,000,000 shares authorized,  5,950,000 shares issued and 4,822,124 shares outstanding at June 30, 1997 (excluding shares held
    in treasury of 1,127,876 at June 30, 1997)........................................................          60          60
Additional paid-in, capital...........................................................................      57,441      57,441
Retained earnings, partially restricted...............................................................      61,051      61,051
Reduction for Employee Stock Ownership Plan Trust debt................................................      (3,671)     (3,671)
Reduction for Restricted Stock - Management Recognition Plan..........................................      (1,062)     (1,062)
Treasury Stock, at cost                                                                                    (16,549)    (16,549)
                                                                                                          --------- -----------
    Total stockholders' equity........................................................................      97,270      97,270
                                                                                                          --------- -----------


___________________

(1) Preferred Securities of the Trust Issuer representing beneficial interests in $30.0 million aggregate principal amount of the Junior Subordinated Debentures issued by the Company to the Trust Issuer. The Junior Subordinated Debentures will bear interest at the annual rate of ___% of the principal amount thereof, payable quarterly and will mature on _________, 2027. The Company owns all of the Common Securities of the Trust Issuer.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

GENERAL

     In July 1994, PennFed became the savings and loan holding company of the Bank. Currently, the results of operations of the Company are primarily those of the Bank.

     The Company's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan, securities and investment portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses and operating expenses. General economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities also significantly affect the Company's results of operations. Future changes in applicable law, regulations or government policies may also have a material impact on the Company.

     As noted previously, the deposits of savings associations, such as the Bank, are presently insured by the SAIF, which, along with the BIF, are the two insurance funds administered by the FDIC. Financial institutions which were members of the BIF, prior to September 30, 1996, experienced substantially lower deposit insurance premiums because the BIF had achieved its required level of reserves while the SAIF had not yet achieved its required reserves. As a result of legislation signed into law on September 30, 1996, the SAIF recapitalization plan provided for a one-time assessment of 0.657% of deposits which was imposed on all SAIF insured institutions to enable the SAIF to achieve its required level of reserves. The assessment was based on deposits as of March 31, 1995, and the Bank's special assessment was approximately $4.8 million, or $3.1 million, net of taxes. Accordingly, this special one-time SAIF recapitalization assessment significantly increased non-interest expenses and adversely effected the Company's results of operations for the year ended June 30, 1997. Following the recapitalization assessment, beginning January 1, 1997 deposit insurance premiums decreased significantly from the 0.23% of deposits previously paid by the Bank to 0.00% plus the assessment to be paid to the Financing Corporation ("FICO"). Such assessment for the quarterly period beginning July 1, 1997 amounted to 0.063% of deposits, on an annualized basis. See "Regulation - Insurance of Accounts and Regulation by the FDIC."

MANAGEMENT STRATEGY

     Management's primary goal continues to be to improve profitability, while continuing to manage interest rate risk, so as to enhance stockholder value, and to foster and maintain customer confidence. The Company's current strategies focus on: (i) emphasizing lending secured by one-to four-family residential mortgages, (ii) increasing the commercial and multi-family and consumer loan portfolios, (iii) maintaining asset quality, (iv) increasing deposit balances,
(v) managing the Company's exposure to interest rate risk, and (vi) controlling non-interest expenses.

     EMPHASIZING LENDING SECURED BY ONE- TO FOUR-FAMILY RESIDENTIAL FIRST MORTGAGES. The Company has emphasized, and plans to continue to emphasize, originating and purchasing traditional one-to four-family first mortgage loans secured by properties located in New Jersey. Correspondent loan purchases of one- to four-family mortgage loans through June 1997 have been primarily secured by properties located throughout New Jersey with a limited purchase of loans secured by real estate located in the Commonwealth of Pennsylvania. The Company has approved the purchase of a limited amount of loans secured by real estate located in the Commonwealth of Virginia and the Commonwealth of Massachusetts through an existing correspondent relationship, though none were purchased as of June 30, 1997. The Company originated or purchased $337.3 million, $251.8 million and $123.3 million in one- to four-family mortgage loans in fiscal 1997, 1996 and 1995, respectively. The Company's interest income has been derived primarily from one- to four-family mortgage loans on residential real estate which totaled $831.8 million or 89.55% of the Company's gross loan portfolio at June 30, 1997.

     INCREASING THE COMMERCIAL AND MULTI-FAMILY AND CONSUMER LOAN PORTFOLIOS.
In addition to one-to four-family residential first mortgage lending, the Company plans to increase its emphasis on commercial and multi-family and consumer lending. Such loans reprice more frequently, have shorter maturities, and/or have higher yields than one-to four-family first mortgage loans. The Company originated $31.7 million, $23.4 million and $18.9 million of commercial and multi-family and consumer loans in fiscal 1997, 1996 and 1995, respectively. The Company has recently established a correspondent relationship with a bank in New Jersey as part of an overall effort to increase its commercial and multi-family real estate originations.

     MAINTAINING ASSET QUALITY. The Company's loan portfolio consists primarily of one- to four-family mortgages, which are considered to have less risk than commercial and multi-family real estate or consumer loans.

     The Company's non-performing assets consist of non-accruing loans and real estate owned. The Company focuses on strong underwriting and collection efforts and aggressive marketing of real estate owned properties. In addition, the Company has occasionally restructured loans by reducing the interest rate or deferring principal and interest payments in order to return the loan to a performing status. As a result, non-performing assets as a percentage of total assets was 0.48% at June 30, 1997 compared to 2.71% at June 30, 1993.

     INCREASING DEPOSIT BALANCES. The Company's primary source of funds is deposits. Deposits have increased 10%, 17% and 16% in fiscal 1997, 1996 and 1995, respectively. The Company plans to continue to emphasize deposit growth, particularly longer term certificates of deposit, and increase its emphasis on transaction accounts. It has recently emphasized the solicitation of deposits from municipalities.

     MANAGING THE COMPANY'S EXPOSURE TO INTEREST RATE RISK. The Company has an asset/liability committee that meets no less than weekly to price loan and deposit products and monthly to develop, implement and review policies to manage interest rate risk. The Company has endeavored to manage its interest rate risk through the pricing and diversification of its loan and deposit products, including the focus on the origination and purchase of first mortgage loans with shorter terms to maturity and/or with adjustable rate features, as well as the origination of commercial and multi-family real estate and consumer loans which generally have shorter expected average lives or reprice at shorter intervals than one- to four-family residential first mortgage products. In addition, the Company has purchased government agency mortgage-backed securities with short to intermediate average lives which generally do not exceed 4.5 years or which have adjustable rate features. Furthermore, as part of its interest rate risk strategy, the Company has emphasized longer term certificates of deposit and utilized intermediate term borrowings. The Company has also engaged in intermediate term interest rate swaps designed to extend the maturities of six month certificates of deposit to three to five years. See "-Interest Rate Sensitivity" and "-Asset/Liability Strategy."

     CONTROLLING NON-INTEREST EXPENSES. Non-interest expenses are carefully monitored, including ongoing reviews of staffing levels, supplies, facilities and operations. Excluding the effects of the one-time SAIF recapitalization assessment, the Company's ratio of non-interest expenses to average total assets was 1.47% for the year ended June 30, 1997 compared to 1.84% for the prior fiscal year. The Company's efficiency ratio, excluding the effects of the SAIF assessment, was 43.92% for the year ended June 30, 1997 compared to 48.53% for the prior fiscal year.

INTEREST RATE SENSITIVITY

     INTEREST RATE GAP. The interest rate risk inherent in assets and liabilities may be determined by analyzing the extent to which such assets and liabilities are "interest rate sensitive" and by measuring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a defined time period if it matures or reprices within that period. The difference or mismatch between the amount of interest-earning assets maturing or repricing within a defined period and the amount of interest-bearing liabilities maturing or repricing within the same period is defined as the interest rate sensitivity gap. An institution is considered to have a negative gap if the amount of interest-bearing liabilities maturing or repricing within a specified time period exceeds the amount of interest-earning assets maturing or repricing within the same period. If more interest-earning assets than interest-bearing liabilities mature or reprice within a specified period, then the institution is considered to have a positive gap. Accordingly, in a rising interest rate environment, in an institution with a negative gap, the cost of its rate sensitive liabilities would theoretically rise at a faster pace than the yield on its rate sensitive assets, thereby diminishing future net interest income. In a falling interest rate environment, a negative gap would indicate that the cost of rate sensitive liabilities would decline at a faster pace than the yield on rate sensitive assets and improve net interest income. For an institution with a positive gap, the reverse would be expected.

     In an attempt to manage its exposure to changes in interest rates, management closely monitors the Company's exposure to interest rate risk. Management maintains an asset/liability committee consisting of the Chief Executive Officer, the Chief Operating Officer, the Finance Group Executive, the Lending Group Executive, the Retail Banking Group Executive, the Treasurer, the Controller and the Director of Product Management/Customer Service, which meets regularly and reviews the Company's interest rate risk position and makes recommendations for adjusting this position. In addition, the Board reviews on a monthly basis the Company's asset/liability position, including simulations of the effect on the Company's capital and earnings of various interest rate scenarios and operational strategies.

     The following table provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps. Except for the effects of prepayments and scheduled principal amortization on mortgage related assets, the table presents principal cash flows and related weighted average interest rates by the earlier of term to repricing or contractual term to maturity. Callable government agency securities are assumed to be called within one year. For interest rate swaps, the table presents notional amounts and weighted average interest rates by contractual maturity dates.

     Residential fixed and adjustable rate loans are assumed to have annual payment rates between 12% and 18% of the portfolio. Commercial and multi-family real estate loans are assumed to prepay at an annualized rate between 7% and 38% while consumer loans are assumed to prepay at a 30% rate. Fixed and adjustable rate mortgage-backed securities, including Collateralized Mortgage Obligations ("CMOs") and Real Estate Mortgage Investment Conduits ("REMICs"), have annual payment assumptions ranging from 15% to 34%. Demand loans and loans which have no repayment schedule or stated final maturity, are assumed to be due within six months. Loan and mortgage-backed securities balances are net of non-performing loans and are not adjusted for unearned discounts, premiums, and deferred loan fees.

     The Company assumes, based on historical information, that $135.9 million or 80% of savings accounts at June 30, 1997, are core deposits and are, therefore, expected to roll-off after five years. The remaining savings accounts are assumed to roll-off over the first eighteen months. Transaction accounts, excluding money market accounts, are assumed to roll-off after five years. Money market accounts are assumed to be variable accounts and are reported as repricing within six months. No roll-off rate is applied to certificates of deposit. Fixed maturity deposits reprice at maturity.

                                                                                   MATURING OR REPRICING
                                                        --------------------------------------------------------------------------
                                                                                    YEAR ENDED JUNE 30,
                                                        --------------------------------------------------------------------------

                                                        1998         1999        2000        2001         2002       THEREAFTER
                                                       ----------  ----------  ---------  ----------    ---------    -----------
                                                                    (DOLLARS IN THOUSANDS)
Fixed-rate mortgage loans including
 one- to four-family and commercial
 and multi-family..................................    $ 71,704    $  73,395    $ 65,488     $ 57,935    $ 52,484     $ 169,452
 Average interest rate.............................        7.76%        7.80%       7.80%        7.79%       7.80%         7.85%
Adjustable rate mortgage loans
 including one- to four-family and
 commercial and multi-family......................     $116,889    $  47,421    $ 92,714     $ 37,422    $ 54,869     $  44,261
 Average interest rate.............................        7.67%        7.51%       7.32%        7.67%       7.48%         7.65%
Consumer loans including demand
 loans.............................................    $ 24,396    $   5,967    $  4,315     $  3,171    $  1,503     $     ---
 Average interest rate.............................        8.47%        8.98%       8.98%        8.98%       8.98%          ---%
Mortgage-backed securities.........................    $107,173    $  36,893    $ 53,710     $ 46,348    $ 14,700     $  28,819
 Average interest rate.............................        7.36%        6.99%       6.96%        6.88%       7.08%         7.08%
Investment securities and other....................    $ 47,412    $     101    $    ---     $    ---    $    ---     $     190
 Average interest rate.............................        7.18%        5.67%        ---%         ---%        ---%         9.47%
  Total interest-earning assets....................    $367,574    $ 163,777    $216,227     $144,876    $123,556     $ 242,722
                                                        =======      =======     =======      =======     =======       =======

Savings deposits...................................    $ 22,643    $  11,321    $    ---     $    ---    $    ---     $     ---
 Average interest rate.............................        2.20%        2.20%        ---%         ---%        ---%         2.20%
Money market and demand deposits
 (transaction accounts)............................    $ 15,461    $     ---    $    ---     $    ---    $    ---     $  66,901
 Average interest rate.............................        2.10%         ---%        ---%         ---%        ---%         0.95%
Certificates of deposit............................    $395,100    $ 126,037    $ 88,755     $ 17,148    $ 36,684     $      94
 Average interest rate.............................        5.50%        5.88%       6.59%        5.90%       6.28%         6.90%
FHLB of New York advances..........................    $ 30,000    $  55,000    $ 90,000     $    ---    $ 30,000     $     465
 Average interest rate.............................        5.80%        6.09%       6.17%         ---%       6.42%         7.39%
Other borrowings...................................    $ 72,750    $     ---    $    ---     $    ---    $ 10,000     $     ---
 Average interest rate.............................        6.23%         ---%        ---%         ---%       6.24%          ---%
  Total deposits and borrowings....................    $535,954    $ 192,358    $178,755     $ 17,148    $ 76,684     $ 203,319
                                                        =======      =======     =======      =======     =======      ========
Interest rate swaps (pay fixed, receive
  floating)........................................    $(70,000)   $  20,000    $ 40,000     $    ---    $ 10,000     $     ---
 Average pay rate..................................         ---%        6.70%       6.46%         ---%       6.25%          ---%
 Average receive rate..............................        5.79%         ---%        ---%         ---%        ---%          ---%
  Total deposits and borrowings,
    including the effects of interest
    rate swaps.....................................    $465,954    $ 212,358    $218,755     $ 17,148    $ 86,684     $ 203,319
                                                        =======      =======     =======      =======     =======      ========
Interest-earning assets less
 deposits and borrowings
 (interest-rate sensitivity gap)...................    $(98,380)   $ (48,581)   $ (2,528)    $127,728    $ 36,872     $  39,403
                                                        =======     ========     =======      =======     =======      ========
Cumulative interest  rate
  sensitivity gap..................................    $(98,380)   $(146,961)  $(149,489)    $(21,761)   $ 15,111      $54,514
                                                        =======     =========   ========      =======     =======       ======
Cumulative interest-rate sensitivity
  gap as a percentage of total assets at
  June 30, 1997....................................       (7.44)%     (11.12)%    (11.31)%      (1.65)%      1.14%        4.12%
                                                          =====       ======      ======        =====        ====         ====
Cumulative interest-rate sensitivity
  gap as a percentage of total interest-
  earning assets at June 30, 1997..................       (7.82)%     (11.68)%    (11.88)%      (1.73)%      1.20%        4.33%
                                                          =====        =====       =====        =====        ====         ====
Cumulative interest-earning assets
 as a percentage of cumulative
 deposits and borrowings at
 June 30, 1997.....................................       78.89%        78.33%     83.34%       97.62%     101.51%      104.53%
                                                          =====         =====      =====        =====      ======       ======
                                                            MATURING OR REPRICING
                                                        ----------------------------
                                                             YEAR ENDED JUNE 30,
                                                        ----------------------------
                                                                            FAIR
                                                           TOTAL           VALUE
                                                        ------------  --------------
Fixed-rate mortgage loans including
 one- to four-family and commercial
 and multi-family..................................     $  490,458    $  491,107
 Average interest rate.............................           7.81%
Adjustable rate mortgage loans
 including one- to four-family and
  commercial and multi-family.....................      $  393,576    $  385,059
 Average interest rate.............................           7.52%
Consumer loans including demand
  loans............................................     $   39,352    $   39,591
 Average interest rate.............................           8.66%
Mortgage-backed securities.........................     $  287,643    $  291,125
 Average interest rate.............................           7.12%
Investment securities and other....................     $   47,703    $   47,845
 Average interest rate.............................           7.18%
  Total interest-earning assets....................     $1,258,732    $1,254,727
                                                         =========     =========
Savings deposits...................................     $  169,823    $  169,823
 Average interest rate.............................           2.20%
Money market and demand deposits
 (transaction accounts)............................     $   82,362    $   82,362
 Average interest rate.............................           1.17%
Certificates of deposit............................     $  663,818    $  665,043
 Average interest rate.............................           5.77%
FHLB of New York advances..........................     $  205,465    $  205,919
 Average interest rate.............................           6.13%
Other borrowings...................................     $   82,750    $   82,671
 Average interest rate.............................           6.23%
  Total deposits and borrowings....................     $1,204,218    $1,205,818
                                                         =========     =========
Interest rate swaps (pay fixed, receive
  floating)........................................     $      ---    $      169
                                                                       =========
 Average pay rate..................................           6.50%
 Average receive rate..............................           5.79%
  Total deposits and borrowings,
  including the effects of interest
  rate swaps.......................................     $1,204,218
                                                         =========
Interest-earning assets less
  deposits and borrowings
  (interest-rate sensitivity gap)..................     $   54,514
                                                         =========

     At June 30, 1997, the Company's total deposits and borrowings maturing or repricing within one year exceeded its total interest-earning assets maturing or repricing within one year by $98.4 million, representing a one year negative gap of 7.44% of total assets, compared to a one year negative gap of 13.97% of total assets at June 30, 1996. See - "Asset/Liability Strategy." The Company's negative gap position improved from June 30, 1996 as a result of significant growth in medium-term funds and adjustable rate residential first and second mortgage loan products. New loan activity was strong and residential refinance activity remained relatively slow during the year. Second mortgage activity was re-focused and emphasized variable and medium-term fixed rate products. As a result of continued emphasis on generating longer term deposits, growth in two through five year certificates of deposit far out paced activity in the shorter-term products. Furthermore, in an effort to lengthen the maturities of interest bearing liabilities, the Company supplemented funding needs through the use of FHLB of New York medium-term advances and engaged in interest rate swaps. Callable government agency securities, with final maturities of seven years or less, but initially callable within one year and periodically thereafter, have also been purchased to supplement loan growth. Such investments are anticipated to be called prior to their stated final maturities.

     In evaluating the Company's exposure to interest rate risk, certain limitations inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates in the short-term and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels may deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Company considers all of these factors in monitoring its exposure to interest rate risk.

     NET PORTFOLIO VALUE. The Company's interest rate sensitivity is regularly monitored by management through selected interest rate risk ("IRR") measures
set forth by the OTS.   The IRR measures used by the OTS include an IRR
"Exposure Measure" or "Post-Shock" NPV ratio and a "Sensitivity Measure."   A
low Post-Shock NPV ratio indicates greater exposure to IRR. Greater exposure can result from a low initial NPV ratio or high sensitivity to changes in interest rates. The Sensitivity Measure is the decline in the NPV ratio, in basis points, caused by a 2% increase or decrease in rates, whichever produces a larger decline. At least quarterly, and generally monthly, management models the change in net portfolio value ("NPV") over a variety of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. An NPV ratio, in any interest rate scenario, is defined as the NPV in that rate scenario divided by the market value of assets in the same scenario.

     As of June 30, 1997, the Bank's internally generated initial NPV ratio was 8.15%. Following a 2% increase in interest rates, the Bank's Post-Shock NPV ratio was 5.48%. The change in the NPV ratio, or the Bank's Sensitivity Measure was 2.67%. NPV is also measured internally on a consolidated basis. As of June 30, 1997, the Company's initial NPV ratio was 8.76%, the Post-Shock ratio was 6.12%, and the Sensitivity Measure was 2.64%. Variances between the Bank's and the Company's NPV ratios are attributable to balance sheet items which are adjusted during consolidation, such as intercompany borrowings and capital.

     Internally generated NPV measurements are based on simulations which utilize institution specific assumptions and, as such, generally result in lower levels of presumed interest rate risk (i.e., higher Post-Shock NPV ratio and lower Sensitivity Measure) than OTS measurements indicate.

     The OTS measures the Bank's (unconsolidated) IRR on a quarterly basis using data from the quarterly Thrift Financial Reports, coupled with non-institution specific assumptions which are based on national averages. As of June 30, 1997, the Bank's initial NPV ratio, as measured by the OTS, was 7.23%. The Bank's Post-Shock ratio was 4.02% and the Sensitivity Measure was 3.21%. At June 30, 1996 the Bank's initial NPV ratio was 6.95%, its Post-Shock ratio was 3.20% and the Sensitivity Measure was 3.75%.

     In addition to monitoring NPV and gap, management also monitors the duration of assets and liabilities and the effects on net interest income resulting from parallel and non-parallel increases or decreases in rates.

     At June 30, 1997, based on its internally generated simulation models, the Company's consolidated net interest income projected for one year forward would decrease 11.2% from the base case, or current market, as a result of an immediate and sustained 2% increase in interest rates.

ASSET/LIABILITY STRATEGY

     The primary elements of the Company's asset/liability strategy include the following:

     1. The Company focuses on shortening the average life and duration of its portfolio of one-to four- family mortgage loans by promoting one year adjustable rate products, with initial fixed rate terms of 1, 3 and 5 years, 15 and 30 year bi-weekly mortgages and fixed rate products with terms of 10, 15 and 20 years.

     2. The Company is increasing its emphasis on the origination of variable rate home equity lines and fixed rate second mortgage loans as well as variable and fixed rate commercial and multi-family real estate loans having maturities or terms to repricing significantly shorter than one-to four- family residential mortgage loans.

     3. During fiscal 1997, the Company purchased government agency guaranteed investments with final maturities within seven years which are initially callable within one year and periodically thereafter. Such investments are expected to be called prior to their final maturities. The Company may continue to purchase such investments, as well as government agency guaranteed mortgage-backed securities with an expected average life at purchase of 4.5 years or less, as needed, in accordance with its strategic objectives.

     4. The Company emphasizes the lengthening of maturities of its liabilities through its pricing of longer-term certificates of deposit and by utilizing intermediate term FHLB of New York advances and interest rate swaps, subject to market conditions.

     5. The Company is increasing its emphasis on transaction accounts as such funds are lower cost alternatives to certificates of deposit and FHLB of New York advances and strengthen customer relationships.

     Approximately 75%, or $199.4 million, of the total net growth of $265.9 million experienced in one-to four- family mortgages between June 30, 1996 and June 30, 1997 was accomplished in the adjustable rate portfolio and approximately 97%, or $5.1 million, of the $5.2 million total net growth in the consumer lending portfolio was attributable to growth in variable rate home equity lines of credit. Adjustable rate commercial and multi-family real estate loans increased approximately 42% from June 30, 1996 to $32.7 million, while fixed rate commercial and multi-family real estate loans declined approximately 17% to $24.1 million.

     Additionally, medium and long-term funds increased approximately 42.5%, or $220.4 million, from June 30, 1996 through the use of interest rate swaps (designed to synthetically lengthen the maturities of short-term deposits) as well as growth in two through five year certificates of deposit, FHLB of New York advances and other borrowings. Short-term funds (one year or less) remained relatively constant.

     Generally, the investment policy of the Company is to invest funds not utilized in its lending activities or required for other corporate purposes among various categories of investments and maturities based upon the Company's asset/liability management policies. Investments generally include U.S. Treasury and government agency securities and mortgage-backed securities.

     Additionally, the Company emphasizes and promotes its savings, money market and transaction accounts, and certificates of deposit with varying maturities through five years, principally within its primary market areas. The balances of savings, money market and transaction accounts, which represented approximately 27.5%, or $252.2 million, of total deposits at June 30, 1997, tend to be less susceptible to rapid changes in interest rates than certificates of deposit balances.

     Collectively, these strategies resulted in a narrowing of the Company's interest rate gap and a reduction in IRR during fiscal 1997. Management will continue to monitor and employ such strategies, as necessary, in conjunction with its overall strategic objectives.

     ANALYSIS OF NET INTEREST INCOME. The following table sets forth certain information relating to the Company's consolidated statements of financial condition and the consolidated statements of income for the years ended June 30, 1997, 1996 and 1995, and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived from average daily balances. The average balance of loans receivable includes non-accruing loans. The yields and costs include fees which are considered adjustments to yields.

                                                                      YEAR ENDED JUNE 30,
                                             ---------------------------------------------------------------------------------------

                                                             1997                                        1996
                                             -------------------------------------    ---------------------------------------
                                               AVERAGE     INTEREST                     AVERAGE        INTEREST
                                             OUTSTANDING   EARNED/                    OUTSTANDING      EARNED/
                                               BALANCE       PAID      YIELD/RATE       BALANCE          PAID      YIELD/RATE
                                             -----------   --------    ----------     -----------      --------    ----------
                                                                                  (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  One- to four-family  mortgage loans......   $  713,260    $53,554          7.51%       $457,167       $35,078          7.67%
  Commercial and multi-family real estate
   loans...................................       54,396      4,912          9.03          49,378         4,817          9.76
  Consumer loans...........................       35,977      3,302          9.18          33,362         3,380         10.13
                                              ----------    -------                      --------       -------
   Total loans receivable..................      803,633     61,768          7.69         539,907        43,275          8.02

  Mortgage-backed securities...............      317,394     22,030          6.94         329,821        22,549          6.84
  Investment securities and other..........       22,611      1,603          7.09          31,264         2,299          7.35
                                              ----------    -------                      --------       -------
   Total interest-earning assets...........    1,143,638    $85,401          7.47         900,992       $68,123          7.56
                                                            =======                                     =======

  Non-interest earning assets..............       53,664                                   56,302
                                              ----------                                 --------
   Total assets............................   $1,197,302                                 $957,294
                                              ==========                                 ========

DEPOSITS AND BORROWINGS:
  Money market and demand deposits
   (transaction accounts)..................   $   80,099    $   977          1.22%       $ 79,360       $ 1,371          1.73%
  Savings deposits.........................      174,114      3,876          2.23         181,839         4,114          2.26
  Certificates of deposit..................      615,870     35,319          5.73         494,337        28,116          5.69
                                              ----------    -------                      --------       -------
   Total deposits..........................      870,083     40,172          4.62         755,536        33,601          4.45

  FHLB of New York advances................      147,945      9,078          6.14          65,625         3,827          5.83
  Other borrowings.........................       68,084      3,823          5.62          29,846         1,693          5.67
                                              ----------    -------                      --------       -------
   Total deposits and borrowings...........    1,086,112    $53,073          4.89         851,007       $39,121          4.60
                                                            =======                                     =======

  Other liabilities........................       18,337                                   12,446
                                              ----------                                 --------
   Total liabilities.......................    1,104,449                                  863,453

Stockholders' equity.......................       92,853                                   93,841
                                              ----------                                 --------
   Total liabilities and stockholders'
    equity.................................   $1,197,302                                 $957,294
                                              ==========                                 ========

Net interest income and net interest
 rate spread...............................                 $32,328          2.58%                      $29,002          2.96%
                                                            =======          ====                       =======          ====

Net interest-earning assets and interest
 margin....................................   $   57,526                     2.83%       $ 49,985                        3.22%
                                              ==========                     =====       ========                        =====

Ratio of interest-earning assets to
 deposits and  borrowings..................                                105.30%                                     105.87%
                                                                           ======                                      ======

                                                           ----------------------------------------------
                                                                              1995
                                                           ----------------------------------------------
                                                             AVERAGE          INTEREST
                                                           OUTSTANDING        EARNED/
                                                             BALANCE            PAID      YIELD/RATE
                                                           -----------        --------    ----------
INTEREST-EARNING ASSETS:
  One- to four-family  mortgage loans......                   $327,888         $26,008          7.93%
  Commercial and multi-family real estate
   loans...................................                     47,367           4,667          9.85
  Consumer loans...........................                     33,029           3,389         10.26
                                                              --------         -------
   Total loans receivable..................                    408,284          34,064          8.34

  Mortgage-backed securities...............                    270,136          16,143          5.98
  Investment securities and other..........                     36,189           2,512          6.94
                                                              --------         -------
   Total interest-earning assets...........                    714,609         $52,719          7.38
                                                                               =======

  Non-interest earning assets..............                     44,393
                                                              --------
   Total assets............................                   $759,002
                                                              ========

DEPOSITS AND BORROWINGS:
  Money market and demand deposits
   (transaction accounts)..................                   $ 71,606         $ 1,311          1.83%
  Savings deposits.........................                    182,947           4,165          2.28
  Certificates of deposit..................                    372,469          20,155          5.41
                                                              --------         -------
   Total deposits..........................                    627,022          25,631          4.09

  FHLB of New York advances................                     17,028             878          5.16
  Other borrowings.........................                     11,281             644          5.71
                                                              --------         -------         -----
   Total deposits and borrowings...........                    655,331         $27,153          4.14
                                                                               =======

  Other liabilities........................                      9,272
                                                              --------
   Total liabilities.......................                    664,603

Stockholders' equity.......................                     94,399
                                                              --------
   Total liabilities and stockholders'
    equity.................................                   $759,002
                                                              ========

Net interest income and net interest
 rate spread...............................                                    $25,566          3.24%
                                                                               =======          ====

Net interest-earning assets and interest
 margin....................................                   $ 59,278                          3.58%
                                                              ========                          ====

Ratio of interest-earning assets to
 deposits and  borrowings..................                                                   109.05%
                                                                                              ======

     RATE/VOLUME ANALYSIS. The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and deposits and borrowings have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (1) changes attributable to changes in volume (changes in volume multiplied by prior rate), (2) changes attributable to changes in rate (changes in rate multiplied by prior volume), (3) changes attributable to changes in rate/volume (changes in rate multiplied by changes in volume), and
(4) the net change.

                                                                 YEAR ENDED JUNE 30,
                                        ---------------------------------------------------------------------
                                                               1997 VS. 1996
                                        -----------------------------------------------------------  --------

                                                    INCREASE (DECREASE)
                                                           DUE TO
                                        --------------------------------------------      TOTAL      --------
                                                                                         INCREASE
                                           VOLUME              RATE     RATE/VOLUME     (DECREASE)     VOLUME
                                        -------------        --------  -------------   ------------  --------
                                                                                           (IN THOUSANDS)
INTEREST-EARNING ASSETS:
  One- to four-family mortgage loans...       $19,650        $  (752)       $ (422)     $18,476       $10,252
  Commercial and multi-family real
   estate loans........................           489           (358)          (36)          95           198
  Consumer loans.......................           265           (318)          (25)         (78)           34
                                              -------        -------        ------      -------       -------
   Total loans receivable..............        20,404         (1,428)         (483)      18,493        10,484
  Mortgage-backed securities...........          (850)           344           (13)        (519)        3,569
  Investment securities and other......          (636)           (83)           23         (696)         (342)
                                              -------        -------        ------      -------       -------
   Total interest-earning assets.......       $18,918        $(1,167)       $ (473)     $17,278       $13,711
                                              =======        =======        ======      =======       =======

DEPOSITS AND BORROWINGS:
  Money market and demand deposits
   (transaction accounts)..............       $    13        $  (403)       $   (4)     $  (394)      $   142
  Savings deposits.....................          (175)           (66)            3         (238)          (25)
  Certificates of deposit..............         6,912            234            57        7,203         6,593
                                              -------        -------        ------      -------       -------
   Total deposits......................         6,750           (235)           56        6,571         6,710
  FHLB of New York advances............         4,801            200           250        5,251         2,508
  Other borrowings.....................         2,169            (17)          (22)       2,130         1,059
                                              -------        -------        ------      -------       -------
   Total deposits and borrowings.......       $13,720        $   (52)       $  284      $13,952       $10,277
                                              =======        =======        ======      =======       =======
  Net change in net interest income....       $ 5,198        $(1,115)       $( 757)     $ 3,326       $ 3,434
                                              =======        =======        ======      =======       =======

                                          -----------------------------------------------
                                                           1996 VS.1995
                                          -----------------------------------------------

                                           INCREASE (DECREASE)
                                                 DUE TO
                                           -----------------------------        TOTAL
                                                                              INCREASE
                                                RATE         RATE/VOLUME     (DECREASE)
                                           -------------     -----------    -------------
INTEREST-EARNING ASSETS:
  One- to four-family mortgage loans...       $ (850)          $(332)           $ 9,070
  Commercial and multi-family real
   estate loans........................          (46)             (2)               150
  Consumer loans.......................          (43)            ---                 (9)
                                              ------            -----           -------
   Total loans receivable..............         (939)           (334)             9,211
  Mortgage-backed securities...........        2,325             512              6,406
  Investment securities and other......          149             (20)              (213)
                                              ------           -----            -------
   Total interest-earning assets.......       $1,535           $ 158            $15,404
                                              ======           =====            =======

DEPOSITS AND BORROWINGS:
  Money market and demand deposits
   (transaction accounts)..............       $  (74)          $  (8)           $    60
  Savings deposits.....................          (26)            ---                (51)
  Certificates of deposit..............        1,029             339              7,961
                                              ------           -----            -------
   Total deposits......................          929             331              7,970
  FHLB of New York advances............          115             326              2,949
  Other borrowings.....................           (4)             (6)             1,049
                                              ------           -----            -------
   Total deposits and borrowings.......       $1,040           $ 651            $11,968
                                              ======           =====            =======
  Net change in net interest income....       $  495           $(493)           $ 3,436
                                              ======           =====            =======

FINANCIAL CONDITION

COMPARISON OF FINANCIAL CONDITION AT JUNE 30, 1997 AND JUNE 30, 1996

     Total assets increased $235.2 million, or 21.6%, to $1.322 billion at June 30, 1997 from total assets of $1.087 billion at June 30, 1996. The increase was primarily attributable to a $278.9 million increase in net loans receivable, particularly in the Company's one- to four-family first mortgage loan portfolio. At June 30, 1997, net loans receivable were $931.5 million compared to $652.6 million at June 30, 1996. The increase in loans receivable was funded by retail deposit growth, additional medium-term FHLB of New York advances and increased other borrowings as well as principal payments on mortgage-backed securities.

     Non-performing assets at June 30, 1997 totaled $6.4 million, representing 0.48% of total assets, compared to $7.3 million, or 0.67% of total assets, at June 30, 1996. Non-accruing loans decreased to $5.5 million and the ratio of non-accruing loans to total loans decreased to 0.59% at June 30, 1997 as compared to $6.2 million, or 0.95% at June 30, 1996. Real estate owned decreased to $884,000 at June 30, 1997 from $1.1 million at June 30, 1996.

     Deposits increased $81.7 million to $918.2 million at June 30, 1997 from $836.4 million at June 30, 1996. FHLB of New York advances were $205.5 million at June 30, 1997, a $100.5 million increase from $105.0 million at June 30, 1996. In addition, at June 30, 1997 the Company had $82.8 million of other borrowings, consisting of $72.8 million of short-term and overnight borrowings and a $10.0 million reverse repurchase agreement maturing in December 2001. Other borrowings at June 30, 1996 totaled $41.7 million and consisted of short-term and overnight borrowings.

     Stockholders' equity at June 30, 1997 totaled $97.3 million compared to $90.6 million at June 30, 1996. The increase primarily reflects the net income recorded for the year ended June 30, 1997, partially offset by the repurchase of 32,500 shares of the outstanding stock at an average price of $20.04 per share and the declaration of dividends.

RESULTS OF OPERATIONS

     COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 1997 AND JUNE 30, 1996

     GENERAL. For the year ended June 30, 1997, net income was $6.9 million, or $1.46 per primary share, including the effects of the one-time SAIF recapitalization assessment. The SAIF recapitalization assessment for the Company totaled $4.8 million, or an after-tax cost of $3.1 million, or $0.65 per share. Excluding the effects of the SAIF assessment, net income for the year ended June 30, 1997, of $9.9 million or $2.11 per primary share compared favorably to net income of $7.8 million, or $1.55 per primary share, for the year ended June 30, 1996.

     INTEREST AND DIVIDEND INCOME. Interest and dividend income for the year ended June 30, 1997 increased to $85.4 million from $68.1 million for the year ended June 30, 1996. The increase in the current year was due to an increase in average interest-earning assets, primarily residential loans, partially offset by a decrease in the average yield earned on interest-earning assets. Average interest-earning assets were $1.1 billion for the year ended June 30, 1997 compared to $901.0 million for the comparable prior fiscal year. The average yield on interest-earning assets decreased to 7.47% for the year ended June 30, 1997 from 7.56% for the year ended June 30, 1996.

     Interest income on residential one- to four-family mortgage loans for the year ended June 30, 1997 increased $18.5 million to $53.6 million, or 52.7% when compared to the prior fiscal year. The increase in interest income on residential one- to four-family mortgage loans was due to an increase of $256.1 million to $713.3 million in the average balance outstanding for the year ended June 30, 1997 over the prior fiscal year. The increase in the average balance on residential one- to four-family mortgage loans was partially offset by a decrease of 0.16% in the average yield earned on this loan portfolio to 7.51% for the year ended June 30, 1997 from the prior fiscal year.

     INTEREST EXPENSE. Interest expense increased $14.0 million to $53.1 million for the year ended June 30, 1997, from $39.1 million for fiscal 1996. The increase was attributable to an increase in total average deposits, primarily certificates of deposit, and borrowings coupled with an increase in the Company's cost of funds. Average deposits and borrowings increased $235.1 million to $1.1 billion for the year ended June 30, 1997 compared to the 1996 period. The average rate paid on deposits and borrowings increased to 4.89% for the year ended June 30, 1997 from 4.60% for the prior fiscal year.

     NET INTEREST AND DIVIDEND INCOME. Net interest and dividend income for the year ended June 30, 1997, was $32.3 million, reflecting an increase from $29.0 million recorded in the prior fiscal year. The increase reflects the Company's growth in assets, primarily in adjustable rate residential one- to four-family mortgage loans. The net interest rate spread and net interest margin for the current fiscal year were 2.58% and 2.83%, respectively, a decline from 2.96% and 3.22%, respectively, during fiscal 1996. The decline was partially attributable to the Company's efforts to reduce its sensitivity to changes in interest rates by extending the average life of liabilities and focusing on adjustable rate one- to four-family mortgage loans. This resulted in the Company paying higher rates to attract longer term deposits and initially receiving lower yields on adjustable rate loans than would otherwise be obtainable on fixed rate loans. Since the Company's liabilities generally reprice more quickly than its assets, net interest rate spread and net interest margins will likely decrease if interest rates rise.

     PROVISION FOR LOAN LOSSES. The provision for loan losses for the year ended June 30, 1997 was $635,000 compared to $610,000 for the prior fiscal year. The allowance for loan losses at June 30, 1997 of $2.6 million is comparable to the June 30, 1996 level. The allowance for loan losses as a percentage of non-performing loans was 47.80% at June 30, 1997, compared to 42.52% at June 30, 1996. See "Business - Non-Performing and Classified Assets."

     NON-INTEREST INCOME. For the year ended June 30, 1997 non-interest income was $1.8 million compared to $2.2 million for the prior fiscal year. The decrease was partially attributable to a net loss from real estate operations of $181,000 compared to a net gain from real estate operations of $104,000 for the prior fiscal year. The decrease in net gains from real estate operations is partially reflective of additional reserves established in accordance with internal policies and guidelines on real estate properties currently owned by the Company. Additionally, non-interest income for the year ended June 30, 1996 included a $94,000 gain on sale of investments available for sale and a $62,000 gain on sale of a property no longer used in operations.

     NON-INTEREST EXPENSES. The Company's non-interest expenses were $22.4 million for the year ended June 30, 1997. Non-interest expenses for the year ended June 30, 1997 included $4.8 million for the one-time SAIF recapitalization assessment. Excluding this SAIF assessment, non-interest expenses for the year ended June 30, 1997 would have been comparable to the $17.6 million reported for the year ended June 30, 1996. The Company's non-interest expenses, excluding the SAIF assessment, as a percent of average assets declined to 1.47% for the year ended June 30, 1997 from 1.84% for the prior fiscal year.

     As noted above, beginning January 1, 1997 deposit insurance premiums have decreased significantly from the 0.23% of deposits previously paid by the Bank to 0.063% for the FICO assessment.

     INCOME TAX EXPENSE. Income tax expense for the year ended June 30, 1997 was $4.2 million compared to $5.1 million for the prior fiscal year. Excluding the effects of the one-time SAIF recapitalization assessment, income tax expense of $6.0 million was recorded for fiscal 1997. The effective tax rate was 37.9% for the year ended June 30, 1997. Excluding the effect of the one-time SAIF recapitalization assessment, the effective tax rate was 37.5% for the year ended June 30, 1997 compared to 39.5% for the year ended June 30, 1996.

     COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 1996 AND JUNE 30, 1995

     GENERAL. For the year ended June 30, 1996 net income was $7.8 million, or $1.55 per share, compared to net income of $5.6 million, or $1.08 per share, for the year ended June 30, 1995. The results for fiscal 1995 included several significant non-recurring charges related to the March 1995 acquisition of three former Carteret Federal Savings Bank ("Carteret") branches and related deposits (the "Acquisition").

     INTEREST AND DIVIDEND INCOME. Interest and dividend income for the year ended June 30, 1996 increased to $68.1 million from $52.7 million for the year ended June 30, 1995. The increase in fiscal 1996 was due to an increase in average interest-earning assets, primarily one- to four- family residential loans, and to a much lesser extent, an increase in the average yield earned on interest-earning assets. Average interest-earning assets were $901.0 million for the year ended June 30, 1996, versus $714.6 million for the prior fiscal year. The average yield earned on interest-earning assets increased to 7.56% for the year ended June 30, 1996 from 7.38% for the prior fiscal year.

     Interest income on residential one- to four-family mortgage loans for the year ended June 30, 1996 increased $9.1 million to $35.1 million, or 34.9%, when compared to fiscal 1995. The increase in interest income on residential one- to four-family mortgage loans was due to an increase of $129.3 million in the average balance outstanding for fiscal 1996 over the prior fiscal year. The increase in the average balance on residential one- to four-family mortgage loans was partially offset by a decrease of 0.26% in the average yield earned on this loan portfolio to 7.67% for the year ended June 30, 1996 from the comparable prior fiscal year.

     Interest income on the mortgage-backed securities portfolio increased $6.4 million to $22.5 million, or 39.7%, for the year ended June 30, 1996, as compared to the prior fiscal year. The increase in interest income on mortgage-backed securities reflects increases in the average balance outstanding of $59.7 million to $329.8 million for the year ended June 30, 1996 over the prior fiscal year. In addition, the average yield earned on these securities increased 0.86% to 6.84% for fiscal 1996 when compared to the year ended June 30, 1995.

     Interest on investment securities and other interest-earning assets decreased $214,000 for the year ended June 30, 1996 from the prior fiscal year due to a decrease in the average balance outstanding for fiscal year 1996 partially offset by an increase in the average yield earned on these securities.

     INTEREST EXPENSE. Interest expense increased to $39.1 million for the year ended June 30, 1996 from $27.2 million for fiscal 1995. The increase was attributable to an increase in total average deposits and borrowings coupled with an increase in the Company's cost of funds. Average deposits and borrowings increased $195.7 million to $851.0 million for the year ended June 30, 1996 compared to the prior fiscal year. The average rate paid on deposits and borrowings increased to 4.60% for the year ended June 30, 1996 from 4.14% for the prior fiscal year.

     NET INTEREST AND DIVIDEND INCOME. Net interest and dividend income for the year ended June 30, 1996 was $29.0 million, reflecting an increase from $25.6 million recorded in the prior fiscal year. The increase reflects substantial asset growth, primarily in residential one- to four-family mortgage loans and securities. The net interest rate spread was 2.96% for the year ended June 30, 1996 and 3.24% for the year ended June 30, 1995. Net interest margin for the year ended June 30, 1996 was 3.22%, a decline from 3.58% during fiscal 1995.

     PROVISION FOR LOAN LOSSES. The provision for loan losses for the year ended June 30, 1996 was $610,000 compared to $569,000 for the prior year. The allowance for loan losses at June 30, 1996 of $2.6 million reflects a $230,000 decrease from the June 30, 1995 level. The allowance for loan losses as a percentage of non-performing loans was 42.52% at June 30, 1996, compared to 51.39% at June 30, 1995. The decrease in the allowance ratio was primarily attributable to the payoff of a $1.3 million troubled debt restructured commercial real estate loan which required the utilization of approximately $400,000 of specific reserves previously allocated to the loan.

     NON-INTEREST INCOME. For the year ended June 30, 1996 non-interest income was $2.2 million, an increase of $77,000 when compared to the prior fiscal year. The increase was primarily due to a $94,000 gain on sale of investments available for sale and a $126,000 increase in income from service charges. The fiscal 1996 net gain from real estate operations of $104,000 was comparable to the prior fiscal year. Finally, non-interest income for the year ended June 30, 1996 included a $62,000 gain on sale of a property no longer used in operations. For the year ended June 30, 1995, non-interest income included a $400,000 recovery from a litigation settlement, partially offset by a $200,000 loss on disposition of computer equipment.

     NON-INTEREST EXPENSES. The Company's non-interest expenses of $17.6 million for the fiscal year ended June 30, 1996 was relatively unchanged from the prior fiscal year ended June 30, 1995. The Company's non-interest expenses as a percent of average assets declined significantly to 1.84% for the fiscal year ended June 30, 1996 from 2.31% for the prior fiscal year. Total non-interest expenses for fiscal 1996 included a $1.2 million increase in amortization of intangibles, due to the Acquisition, and a $355,000 increase in Federal deposit insurance premiums, reflective of the growth in deposits. The results for the prior fiscal year included $297,000 of Acquisition related expenses, $470,000 of expenses related to the termination of the Company's defined benefit pension plan and $300,000 of deposit servicing expenses also relating to the Acquisition.

     INCOME TAX EXPENSE. Income tax expense for the year ended June 30, 1996 was $5.1 million compared to $3.9 million for the prior fiscal year. The effective tax rate was 39.5% for fiscal 1996 and 41.0% for fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     LIQUIDITY. The Company's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, and borrowings from the FHLB of New York. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions and competition. The Company has competitively set rates on deposit products for selected terms and, when necessary, has supplemented deposits with longer term or less expensive alternative sources of funds.

     Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, accrued interest receivable, certain time deposits, U.S. Treasury and Government agencies and other securities and obligations generally having remaining maturities of less than five years. The Company's most liquid assets are cash and cash equivalents, short term investments and mortgage-backed securities.
The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At June 30, 1997 and 1996, liquidity eligible assets totaled $99.5 million and $128.9 million, respectively. At June 30, 1997 and 1996, the Bank's liquidity ratios were 10.36% and 15.17%, respectively.

     In the event that the Company should require funds beyond its ability to generate them internally, additional sources of funds are available through the use of FHLB of New York advances and reverse repurchase agreements. In addition, the Company may access funds, if necessary, through the use of a $50.0 million overnight line of credit and a $50.0 million one-month overnight repricing line of credit from the FHLB of New York. The Company uses its liquid resources principally to fund maturing certificates of deposit and deposit withdrawals, to purchase loans and securities, to fund existing and future commitments, and to meet operating expenses. At June 30, 1997, the Company had outstanding commitments to extend credit which amounted to $27.1 million (including $17.4 million in available lines of credit) and commitments to purchase loans of $32.7 million. Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

     In addition to cash provided by operating activities, the Company's fiscal 1997 and 1996 cash needs were principally provided by increased deposits and an increase in advances from the FHLB of New York and other borrowings. During fiscal 1997, the cash provided was principally used for investing activities, which included the origination and purchase of loans. During fiscal 1996 the cash provided was principally used for investing activities, which included the purchase of investment and mortgage-backed securities and the origination and purchase of loans. In addition to cash provided by operating activities, during fiscal 1995 the cash needs of the Company were principally provided by increased deposits, primarily from the Acquisition, and an increase in borrowings. The cash was principally utilized for investing activities, which included the purchase of mortgage-backed securities and loans.

     Current regulatory standards impose the following capital requirements: a risk-based capital standard expressed as a percentage of risk adjusted assets; a leverage ratio of core capital to total adjusted assets; and a tangible capital ratio expressed as a percentage of total adjusted assets. As of June 30, 1997, the Bank exceeded all regulatory capital requirements and qualified as a "well-capitalized" institution. See "Regulation" and Note P -- Stockholders' Equity and Regulatory Capital, in the Notes to Consolidated Financial Statements.

     The Company initiated a quarterly cash dividend on its common stock of $0.07 per share in the second quarter of fiscal 1997 and paid a total of $0.21 per share during the fiscal year ended June 30, 1997. The declaration and payment of dividends are subject to, among other things, PennFed's financial condition and results of operations, regulatory capital requirements, tax considerations, industry standards, economic conditions, regulatory restrictions, general business practices and other factors. The Company may not pay dividends during an Extension Period. See "Description of the Preferred Securities - Distributions," and "Description of the Junior Subordinated Debentures - Restrictions on Certain Payments."

                                   BUSINESS

GENERAL

     PennFed, a Delaware corporation, was organized in March 1994 for the purpose of becoming the savings and loan holding company for the Bank in connection with the Conversion. PennFed owns all of the outstanding stock of the Bank.

     PennFed and the Bank are subject to comprehensive regulation, examination and supervision by the OTS and by the FDIC. The Bank is a member of the FHLB System and its deposits are insured up to applicable limits by the FDIC.

     The Company has been, and intends to continue to be, a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Company attracts deposits from the general public and uses such deposits, together with borrowings and other funds, to originate and purchase one- to four- family residential mortgage loans, and, to a lesser extent, commercial and multi-family real estate and consumer loans. See "-Originations, Purchases, Sales and Servicing of Loans." The Company also invests in mortgage-backed securities secured by one- to four-family residential mortgages, U.S. Government and agency obligations and other permissible investments.

     The Company offers a variety of deposit accounts having a wide range of interest rates and terms, which generally include savings, money market, and a variety of checking accounts, as well as certificate accounts. The Company generally solicits deposits in its primary market areas.

     At June 30, 1997, the Company had total assets of $1.3 billion, deposits of $918.2 million, borrowings of $288.2 million and stockholders' equity of $97.3 million.

     At June 30, 1997, the Company's gross loan portfolio totaled $928.9 million, including $831.8 million of one- to four-family residential first mortgage loans, $56.8 million of commercial and multi-family real estate loans and $40.2 million of consumer loans. In addition, on that date, the Company had $288.5 million of mortgage-backed securities and $47.7 million of other investment securities and FHLB of New York stock.

     At June 30, 1997, the vast majority of the Company's first and second mortgage loans (excluding mortgage-backed securities) were secured by properties located in New Jersey. Of the loans secured by properties outside the State of New Jersey, the majority are secured by one-to four-family loans and the balance secured by commercial and multi-family real estate loans. See "-Originations, Purchases, Sales and Servicing of Loans." The Company's revenues are derived primarily from interest on loans, mortgage-backed securities and investments, and income from service charges.

     Penn Federal, through its wholly-owned subsidiary, Penn Savings Insurance Agency, Inc., offers insurance and uninsured annuity products to its customers. See "-Subsidiary Activities."

     The administrative offices of the Company are located at 622 Eagle Rock Avenue, West Orange, New Jersey 07052-2989, and the telephone number at that address is (973) 669-7366.

MARKET AREA

     The Company's primary market areas are comprised of the Ironbound section of the City of Newark and surrounding urban communities, the suburban Essex County areas and selected areas of central/southern New Jersey, which are serviced through seventeen full service offices. Penn Federal was organized in the Ironbound section of Newark in 1941 and the home office of the Bank remains there. The City of Newark and immediately adjacent communities of East Newark and Harrison are primarily urban blue collar areas with two or more family dwellings and some manufacturing and industry. Deposits at Bank branches in these areas comprise 35% of total Bank deposits. The suburban Essex County area consists of communities with predominantly single family homes, and a white collar commuter population that works in New York or Newark, or engages in local retail trade or industry. Suburban Essex County is the Bank's largest market area, accounting for approximately 40% of total Bank deposits at June 30, 1997. Penn Federal's central/southern New Jersey branches, with 25% of total Bank deposits, serve retirement populations and expanding townhouse, multi-family and single family home developments. The Bank also purchases a significant volume of one- to four-family residential loans secured by properties located primarily in New Jersey. See "- Originations, Purchases, Sales and Servicing of Loans."

LENDING ACTIVITIES

     General. The Company primarily originates and purchases fixed and adjustable rate, one-to four-family first mortgage loans. The Company's general policy is to originate and purchase such mortgages with maturities between 10 and 30 years. Adjustable rate mortgage ("ARM") loans are originated and purchased in order to increase the percentage of loans with more frequent repricing than fixed rate, one- to four-family mortgage loans. The Company underwrites mortgage loans generally using Federal Home Loan Mortgage Corporation ("FHLMC") and Fannie Mae ("FNMA") guidelines, although loan amounts may exceed agency limits. See "-Loan Portfolio Composition" and "-One- to Four-Family Residential Mortgage Lending."

     The Company also originates commercial and multi-family real estate loans and consumer loans. Such loans generally reprice more frequently, have shorter maturities, and/or have higher yields than fixed rate, one- to four-family
mortgage loans.   At June 30, 1997, the Company's total net loan portfolio was
$931.5 million.

     Residential and consumer loan applications may be approved by various officers up to $1.0 million. Commercial and multi-family real estate loan applications are initially considered and approved at various levels of authority, depending on the amount of the loan. All commercial and multi-family real estate loans between $500,000 and $1.0 million must be approved by the Executive Loan Committee which consists of the President, three executive officers and the Vice President of Commercial Lending. The approval of the Company's Board of Directors is required for all loans above $1.0 million.

     The aggregate amount of loans that the Company is permitted to make under applicable federal regulations to any one borrower, including related entities, or the aggregate amount that the Company could have invested in any one real estate project is the greater of 15% of unimpaired capital and surplus or $500,000. See "Regulation-Federal Regulation of Savings Associations." At June 30, 1997, the maximum amount which the Company could have lent to any one borrower and the borrower's related entities was approximately $11.4 million. The Company's current policy is to limit such loans to a maximum of 50% of the regulatory limit or $3.0 million, whichever is less. At June 30, 1997, the Company did not have any loans or series of loans to one borrower with outstanding balances in excess of $2.8 million. See "-Commercial and Multi-Family Real Estate Lending." At June 30, 1997, the Company's largest group of loans to one borrower totaled $2.8 million and consisted of three commercial real estate loans aggregating $1.9 million and one commercial real estate loan for $894,000 for which the borrower on the three commercial real estate loans is only a guarantor. Each loan is secured by an apartment building located in one of the Company's primary market areas. At June 30, 1997, there was a total of 14 loans or lender relationships in excess of $1.0 million, for a total amount
of $23.6 million.   At that date, $23.0 million of these were performing in
accordance with their respective repayment terms while $574,000 were 30 days past due and $58,000 were 60 days past due. See "-Non-Performing and Classified Assets."

  Loan Portfolio Composition. The following table sets forth the composition of the Company's loan portfolio at the dates indicated.

                                                                                                                JUNE 30,
                                                    -----------------------------------------------------------------------------
                                                             1997                        1996                      1995
                                                    ------------------------   ------------------------   -----------------------
                                                       AMOUNT      PERCENT        AMOUNT      PERCENT       AMOUNT      PERCENT
                                                    -----------  -----------   -----------  -----------   ----------  -----------
                                                                                                         (DOLLARS IN THOUSANDS)
FIRST MORTGAGE LOANS:
  One- to four-family/(1)/........................   $831,843      89.55%       $565,924       86.68%      $386,125       82.17%
  Construction....................................        ---        ---             ---        ---             ---         ---
  Commercial and multi-family.....................     56,811       6.12          52,014        7.97         50,448       10.74
                                                     --------     ------        --------      ------       --------      ------
    Total first mortgage loans....................    888,654      95.67         617,938       94.65        436,573       92.91
                                                     --------     ------        --------      ------       --------      ------

OTHER LOANS:
  Consumer Loans:
    Second mortgages..............................     23,665       2.55          23,912        3.66         21,105        4.49
    Home equity lines of credit...................     14,040       1.51           8,955        1.37          9,792        2.08
    Other.........................................      2,512       0.27           2,117        0.32          2,461        0.52
                                                     --------     ------        --------      ------       --------      ------
      Total consumer loans........................     40,217       4.33          34,984        5.35         33,358        7.09
                                                     --------     ------        --------      ------       --------      ------

      Total loans.................................    928,871     100.00%        652,922      100.00%       469,931      100.00%
                                                                  ======                      ======                     ======

LESS:
  Loans in process................................        ---                        ---                        ---
  Unamortized premiums, deferred loan fees,
   and other, net.................................      5,202                      2,279                        606
  Allowance for loan losses.......................     (2,622)                    (2,630)                    (2,860)
                                                     --------                   --------                   --------
    Total loans receivable, net...................   $931,451                   $652,571                   $467,677
                                                     ========                   ========                   ========
                                                    ----------------------------------------------------
                                                               1994                       1993
                                                    -------------------------   ------------------------
                                                       AMOUNT       PERCENT       AMOUNT       PERCENT
                                                    -----------   -----------   ----------   -----------
FIRST MORTGAGE LOANS:
  One- to four-family/(1)/........................   $301,843        78.13%      $304,838       75.70%
  Construction....................................        177         0.04            378        0.09
  Commercial and multi-family.....................     49,135        12.72         53,120       13.19
                                                     --------       ------       --------      ------
    Total first mortgage loans....................    351,155        90.89        358,336       88.98
                                                     --------       ------       --------      ------

OTHER LOANS:
  Consumer Loans:
    Second mortgages..............................     22,532         5.83         30,175        7.49
    Home equity lines of credit...................     10,840         2.81         11,640        2.89
    Other.........................................      1,825         0.47          2,568        0.64
                                                     --------       ------       --------      ------
      Total consumer loans........................     35,197         9.11         44,383       11.02
                                                     --------       ------       --------      ------

      Total loans.................................    386,352       100.00%       402,719      100.00%
                                                                    ======                     ======

LESS:
  Loans in process................................        (44)                        (70)
  Unamortized premiums, deferred loan fees,
   and other, net.................................        109                        (189)
  Allowance for loan losses.......................     (3,060)                     (3,126)
                                                     --------                    --------
    Total loans receivable, net...................   $383,357                    $399,334
                                                     ========                    ========

____________

(1) One- to four-family loans include loans held for sale of $88,000, $536,000, and $1,995,000, at June 30, 1996, 1994 and 1993, respectively. There were no loans held for sale at June 30, 1997 and 1995.

     Loan Maturity. The following schedule sets forth the contractual maturity of the Company's loan portfolio as of June 30, 1997. Loans that have adjustable rates are shown as amortizing to final maturity rather than when the interest rates are next subject to change. Loans with balloon payments are also shown as amortizing to final maturity (i.e., when the balloon payment is due). All balances are shown on a gross basis and, thus, include no premium or discount adjustments. Savings account loans, included in consumer loans, which have no stated final maturity are reported as due within one year. The table does not reflect the effects of possible prepayments or scheduled principal amortization.

                                                                                               AFTER TEN
                                                       AFTER ONE    AFTER THREE   AFTER FIVE    THROUGH      AFTER
                                           ONE YEAR     THROUGH        THROUGH      THROUGH     TWENTY      TWENTY
                                            OR LESS   THREE YEARS    FIVE YEARS    TEN YEARS     YEARS       YEARS       TOTAL
                                           --------   -----------   -----------   ----------   ---------   ---------   ---------
                                                                              (IN THOUSANDS)
FIRST MORTGAGE LOANS:
One- to four-family.....................     $  729       $ 3,036       $ 6,868      $28,786    $194,704    $597,720    $831,843
Commercial and multi-family.............      4,759         7,504         5,983       10,160      20,527       7,878      56,811
                                             ------       -------       -------      -------    --------    --------    --------
 Total first mortgage loans.............      5,488        10,540        12,851       38,946     215,231     605,598     888,654
Consumer loans..........................      2,315         1,894         2,431       10,308      22,518         751      40,217
                                             ------       -------       -------      -------    --------    --------    --------
 Total loans, gross.....................     $7,803       $12,434       $15,282      $49,254    $237,749    $606,349    $928,871
                                             ======       =======       =======      =======    ========    ========    ========

     Loans due after June 30, 1998 which have fixed interest rates amount to $510.8 million, while those with adjustable rates amount to $410.3 million, detailed as follows:

                                                        DUE AFTER JUNE 30, 1998
                                               ------------------------------------------
                                                  FIXED        ADJUSTABLE       TOTAL
                                               ------------  ---------------  -----------
                                                             (IN THOUSANDS)
FIRST MORTGAGE LOANS:
One- to four-family..........................    $468,860        $362,254      $831,114
Commercial and multi-family real estate......      18,082          33,970        52,052
                                                 --------        --------      --------
 Total first mortgage loans..................     486,942         396,224       883,166
Consumer.....................................      23,863          14,039        37,902
                                                 --------        --------      --------
 Total loans, gross..........................    $510,805        $410,263      $921,068
                                                 ========        ========      ========

     One- to Four-Family Residential Mortgage Lending. Residential loan originations are generated by the Company's in-house originations staff, marketing efforts, its present customers, walk-in customers and referrals from real estate agents, mortgage brokers and builders. The Company focuses its lending efforts primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences. During the fiscal year ended June 30, 1997, the Company originated $74.2 million of fixed-rate real estate loans secured by one- to four-family residential real estate. ARM loans originated during fiscal 1997 totaled $67.5 million. Substantially, all of the Company's one- to four-family residential mortgage originations are secured by properties located in the State of New Jersey.

     In addition, the Company has correspondent relationships with two other institutions through which, during fiscal 1997, it purchased $28.6 million of newly originated fixed and $166.9 million of newly originated adjustable rate one- to four-family residential first mortgages, most of which are secured by properties located in the State of New Jersey and a limited amount of which are secured by properties located in the Commonwealth of Pennsylvania. These loans are underwritten by the correspondent institutions using the Company's guidelines and a portion of those loans are re-underwritten by the Bank on a test basis. All loans purchased are supported by customary representations and warranties provided by the correspondent institutions. At June 30, 1997, the Company's one- to four- family residential mortgage loans totaled $831.8 million, or approximately 89.6% of the Company's gross loan portfolio. In the event the Company is unable to maintain these two correspondent relationships, its ability to purchase one- to four-family residential first mortgage loans meeting its underwriting criteria could be adversely affected. See "- Originations, Purchases, Sales and Servicing of Loans."

     The Company currently originates one- to four-family residential mortgage loans with terms of up to 30 years in amounts up to 95% of the appraised value of the security property. The Company generally requires that private mortgage insurance be obtained in an amount sufficient to reduce the Company's exposure to 80% or less of the loan-to-value level.

     Currently, loans are primarily originated for investment purposes and are, therefore, being held to maturity in the Company's loan portfolio. Interest rates charged on loans are competitively priced according to market conditions.

     In underwriting one- to four-family residential real estate loans, the Company evaluates both the borrower's ability to make monthly payments and the value of the property securing the loan. Properties securing real estate loans made by the Company are appraised by independent appraisers approved by the Board of Directors. The Company requires borrowers to obtain title insurance and fire and property insurance (including flood insurance, if necessary) in the amount of the loan or the replacement cost, whichever is less. Real estate loans originated and purchased by the Company generally contain a "due on sale" clause allowing the Company to declare the unpaid principal balance due and payable upon the sale of the security property.

     Commercial and Multi-Family Real Estate Lending. The Company also engages in commercial and multi-family real estate lending in its market areas. At June 30, 1997, the Company had $56.8 million of commercial and multi-family real estate loans which represented 6.1% of the Company's gross loan portfolio. This amount includes less than $300,000 of lines of credit secured by non-real estate business assets. At June 30, 1997, the average per loan balance of the Company's commercial and multi-family real estate loans outstanding was $277,000.

     The Company's commercial and multi-family real estate loan portfolio is secured primarily by apartment buildings, mixed-use buildings, small office buildings, restaurants, warehouses and strip shopping centers. Commercial and multi-family real estate loans typically have terms that do not exceed 15 years and have a variety of rate adjustment features and other terms. Generally, the loans are made in amounts up to 75% of the appraised value of the security property. Adjustable rate commercial and multi-family real estate loans normally provide for a margin over the U.S. Treasury security adjusted to a constant maturity of five years, with periodic adjustments after five years, or over the Prime Rate as reported in the Wall Street Journal. To a lesser extent, the Company also originates commercial and multi-family real estate loans with a margin over shorter-term U. S. Treasury securities. In underwriting these loans, the Company analyzes the current financial condition of the borrower, the borrower's credit history, and the reliability and predictability of the cash flow generated by the property securing the loan. The Company usually requires personal guarantees of the borrowers. Appraisals on properties securing commercial real estate loans originated by the Company are performed by independent appraisers approved by the Board of Directors. The Company has recently established a correspondent relationship with a bank in New Jersey as part of an overall effort to increase its commercial and multi-family real estate originations.

     Commercial and multi-family real estate loans generally present a higher level of risk than loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effect of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multi-family and commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (e.g., if leases are not obtained or renewed, or a bankruptcy court modifies a lease term, or a major tenant is unable to fulfill its lease obligations), the borrower's ability to repay the loan may be impaired.

     Consumer Lending. The Company offers a variety of secured consumer loans, including home equity lines of credit, second mortgages, automobile loans and loans secured by savings deposits. In addition, the Company offers unsecured overdraft checking protection. The Company currently originates substantially all of its consumer loans in its primary market areas. Since 1992, the Company has originated consumer loans only on a direct basis, where the Company extends credit directly to the borrower. Prior to that date, the Company purchased second mortgages from various affiliated and unaffiliated third parties. At June 30, 1997, the Company had $3.4 million in purchased second mortgages, of which $541,000 were non-performing at that date. See "-Non-Performing Assets and Classified Assets."

     The Company originates adjustable rate home equity lines of credit and fixed rate second mortgage loans generally up to $125,000. Home equity lines of credit and second mortgage loans together with loans secured by all prior liens, are generally limited to 75% or less of the appraised value of the property securing the loan. Second mortgage loans have a maximum term of up to 15 years. Home equity lines of credit may have varying terms up to 20 years. These loans are underwritten utilizing criteria similar to the Company's first mortgage loans. As of June 30, 1997, second mortgage loans and home equity lines of credit amounted to $37.7 million or 4.1% of the Company's gross loan portfolio.

     At June 30, 1997, the Company's total consumer loan portfolio was $40.2 million, or 4.3% of its gross loan portfolio, of which approximately 65% were fixed rate loans and 35% were adjustable rate loans.

     Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards employed by the Company for consumer loans include an application, a determination of the applicant's payment history on other debts and an assessment of the borrower's ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

     Consumer loans may entail greater credit risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral from a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

ORIGINATIONS, PURCHASES, SALES AND SERVICING OF LOANS

     For the fiscal year ended June 30, 1997, the Company originated $173.5 million of loans, compared to $143.0 million and $54.5 million in fiscal 1996 and 1995, respectively. Mortgage loan originations are handled by employees of the Company. Separate origination facilities are not maintained.

     During the fiscal years ended June 30, 1997, 1996 and 1995, the Company purchased $195.5 million, $132.2 million and $87.7 million of one- to four-family residential first mortgage loans, respectively, primarily through correspondent relationships with other institutions. The purchased loans represent both fixed and adjustable rate one- to four-family first mortgages secured by properties primarily located throughout New Jersey. During fiscal 1997, a limited amount of loans secured by properties located in the Commonwealth of Pennsylvania were purchased. All loans are purchased on a non-recourse basis.

     From time to time the Company sells one- to four-family mortgage loans, without recourse, to FHLMC and other secondary market purchasers. The Company sold loans in aggregate amounts of $585,000, $273,000 and $1.4 million during the years ended June 30, 1997, 1996 and 1995, respectively.

     When loans are sold, the Company may retain the responsibility for servicing the loans. The Company receives a fee for performing these services. The Company serviced for others one- to four-family mortgage loans with an aggregate outstanding principal balance of $78.8 million, $89.2 million and $80.0 million at June 30, 1997, 1996 and 1995, respectively. The increase in 1996 was due to the purchase of one- to four-family residential mortgage loan servicing rights for approximately $19.9 million of loans.

     The following table sets forth the activity in the Company's loan portfolio for the years indicated.

                                                        YEAR ENDED JUNE 30,
                                                   ----------------------------
                                                     1997      1996      1995
                                                   --------  --------  --------
                                                          (IN THOUSANDS)
Net loans receivable at beginning of year.......   $652,571  $467,677  $383,357

PLUS:
Loans originated:
  One- to four-family...........................    141,736   119,583    35,588
  Commercial and multi-family real estate.......     12,225     7,477     7,147
  Consumer......................................     19,501    15,966    11,745
                                                   --------  --------  --------
   Total loans originated.......................    173,462   143,026    54,480
                                                   --------  --------  --------

Loans purchased:
  One- to four-family...........................    195,514   132,238    87,728
  Consumer......................................        ---       ---       146
                                                   --------  --------  --------
   Total loans purchased........................    195,514   132,238    87,874
                                                   --------  --------  --------

    Total loans originated and purchased........    368,976   275,264   142,354

LESS:
  One- to four-family loans sold................        585       273     1,362
  Loan principal payments and other, net........     87,821    88,557    53,978
  Loans transferred to real estate owned........      1,690     1,540     2,694
                                                   --------  --------  --------
Net loans receivable at end of year.............   $931,451  $652,571  $467,677
                                                   ========  ========  ========

NON-PERFORMING AND CLASSIFIED ASSETS

     Generally, when a borrower fails to make a required payment on a real estate secured loan or other secured loan the Company institutes collection procedures by mailing a delinquency notice. The customer is contacted again, by telephone, if the delinquency is not promptly cured. In many cases, delinquencies are cured promptly; however, if a loan secured by real estate or other collateral has been delinquent for more than 60 days, a letter of notice of intention to foreclose is sent and the customer is requested to make arrangements to bring the loan current. At 90 days past due, unless satisfactory arrangements have been made, immediate repossession commences or foreclosure procedures are instituted. For unsecured loans, the collection procedures are similar; however, at 90 days past due, a reserve or charge-off is recommended and, subsequently, a law suit is filed, if necessary.

     At June 30, 1997, the Company's loans delinquent 60 to 89 days totaled $1.5 million; $1.0 million were one- to four-family mortgage loans; $348,000 were commercial and multi-family real estate loans; and $114,000 were consumer loans.

     The table below sets forth the Company's amounts and categories of non-performing assets and restructured loans. Loans are placed on non-accrual status when the collection of principal or interest becomes delinquent more than 90 days. There are no loans delinquent more than 90 days which are still
accruing.   Real estate owned represents assets acquired in settlement of loans and is shown net of valuation allowances. Restructured loans are all performing in accordance with modified terms and are, therefore, considered performing.

                                                                  AT JUNE 30,
                                                  --------------------------------------------
                                                   1997     1996     1995      1994      1993
                                                  ------   ------   ------    ------    ------
                                                            (DOLLARS IN THOUSANDS)
NON-ACCRUING LOANS:
One- to four-family...........................    $3,567   $4,009   $3,040   $ 5,739   $ 8,486
Construction..................................       ---      ---      ---       132       ---
Commercial and multi-family real estate.......     1,053      913    1,090     1,966     3,629
Consumer......................................       865    1,264    1,435     2,021     1,896
                                                  ------   ------   ------   -------   -------
 Total non-accruing loans.....................     5,485    6,186    5,565     9,858    14,011

Real estate owned, net........................       884    1,083    1,177     1,469     1,726
                                                  ------   ------   ------   -------   -------
 Total non-performing assets..................     6,369    7,269    6,742    11,327    15,737

Restructured loans............................     1,451    2,340    2,922     2,289     2,320
                                                  ------   ------   ------   -------   -------
 Total risk elements..........................    $7,820   $9,609   $9,664   $13,616   $18,057
                                                  ======   ======   ======   =======   =======
Non-accruing loans as a percentage of total
   loans......................................      0.59%    0.95%    1.18%     2.55%     3.48%
                                                  ======   ======   ======   =======   =======
Non-performing assets as a percentage of
   total assets...............................      0.48%    0.67%    0.78%     1.67%     2.71%
                                                  ======   ======   ======   =======   =======
Total risk elements as a percentage of total
  assets......................................      0.59%    0.88%    1.11%     2.00%     3.11%
                                                  ======   ======   ======   =======   =======

     For the year ended June 30, 1997, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $139,000, none of which was included in interest income during this period.

     For the year ended June 30, 1997, gross interest income which would have been recorded had the restructured loans paid in accordance with their original terms amounted to $263,000. For the year ended June 30, 1997, the actual amount included in interest income, which was paid in accordance with the modified loan terms, was $210,000.

     Non-Performing Assets. Non-accruing loans at June 30, 1997 were comprised of 47 one- to four-family loans aggregating $3.6 million, 29 second mortgage loans aggregating $865,000 and five commercial and multi-family real estate loans at June 30, 1997, totaling $1.1 million.

     Real estate owned at June 30, 1997 included 10 one- to four-family properties totaling $505,000, the largest of which had a net book value of $93,000, and two commercial properties with a total net book value of $379,000.

     Restructured Loans. In the normal course of business the Company has restructured the terms of certain loans. At June 30, 1997, restructured loans consisted of two commercial real estate loans with individual book balances of $768,000 and $683,000. These loans have been performing in accordance with their modified terms.

     Other Loans of Concern. As of June 30, 1997, there were $3.7 million of other loans not included in the table or discussed above where known information about the possible credit problems of borrowers caused management to have doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in disclosure of such loans in the future. Set forth below is a description of other loans of concern with book values in excess of $1.0 million.

     Included in other loans of concern is a loan with a book value of $1.8 million which the Company is monitoring due to periodic delinquencies. The loan is secured by a first mortgage lien on a banquet facility in Essex County, New Jersey, as well as personal and corporate guarantees. As of June 30, 1997, the loan was current, and performing in accordance with its repayment terms.

     Also, included in other loans of concern at June 30, 1997 are six loans to one borrower and one loan to an affiliated party totaling $1.1 million acquired in the 1989 acquisition of First Federal Savings and Loan Association of Montclair. The six loans consist of one commercial real estate loan of $454,000, four one-to four-family loans totaling $241,000 and an $88,000 line of credit. The loan to an affiliated party consists of a commercial real estate loan of $272,000. All of these loans are secured by properties located in New Jersey. The commercial real estate loans are secured by mixed-use properties consisting of retail stores and apartments located in Essex County, New Jersey. All of these loans were originated from 1985 to 1989 with thirty year terms. At June 30, 1997, $423,000 of these loans were performing in accordance with their respective repayment terms while $574,000 were 30 days past due and $58,000 were 60 days past due. The Company continues to monitor these loans due to their periodic delinquencies.

     All of the other loans of concern have been considered by management in conjunction with the analysis of the adequacy of the allowance for loan losses.

     Classified Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.

"Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that the establishment of a specific loss reserve is warranted.

     When a savings institution classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings institution classifies problem assets as "loss," it is required to either establish a specific reserve equal to 100% of that portion of the asset so classified or to charge-off such amount.

     In connection with the filing of its periodic reports with the OTS and in accordance with its classification of assets policy, the Bank regularly reviews the assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of its assets at June 30, 1997, the Bank's classified assets, including real estate owned, totaled $8.0 million, with $7.4 million classified as substandard and $618,000 classified as loss. Total classified assets represent 8.2% of the Company's stockholders' equity and 0.6% of the Company's total assets.

     Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and changes in the nature and volume of its loan activity. Such evaluation, which includes a review of loans for which full collectibility may not be reasonably assured, considers among other matters, the loan classifications discussed above, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience, and other factors that warrant recognition in providing for an adequate loan loss allowance.

     Real estate properties acquired through foreclosure are recorded at the lower of cost or estimated fair value less costs to dispose of such properties. If fair value at the date of foreclosure is lower than the balance of the related loan, the difference will be charged-off to the allowance for loan losses at the time of transfer. Valuations are periodically updated by management and if the value declines, a specific provision for losses on real estate owned is established by a charge to operations.

     Although management believes that it uses the best information available to determine the allowances, unforeseen market conditions could result in adjustments and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in making the final determination. Future additions to the Company's allowances will be the result of periodic loan, property and collateral reviews and thus cannot be predicted in advance. In addition, federal regulatory agencies, as an integral part of the examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to record additions to the allowance level based upon their assessment of the information available to them at the time of examination.

     The following table sets forth an analysis of the Company's allowance for loan losses at, and for, the dates indicated.

                                                                        YEAR ENDED JUNE 30,
                                                            -------------------------------------------
                                                             1997     1996     1995     1994      1993
                                                            ------   ------   ------   ------   -------
                                                                    (DOLLARS IN THOUSANDS)
Balance at beginning of year............................... $2,630   $2,860   $3,060   $3,126   $ 3,378

Charge-offs:
  One- to four-family......................................   (392)    (195)    (267)    (489)       (5)
  Commercial and multi-family real estate..................   (147)    (508)    (223)     (93)     (170)
  Consumer.................................................   (146)    (238)    (279)    (395)   (1,745)
                                                            ------   ------   ------   ------   -------
                                                              (685)    (941)    (769)    (977)   (1,920)
                                                            ------   ------   ------   ------   -------
Recoveries:
  One- to four-family......................................    ---      ---      ---       28        49
 Commercial and multi-family real estate...................    ---      101      ---      ---       ---
 Consumer..................................................     42      ---      ---      ---        58
                                                            ------   ------   ------   ------   -------
                                                                42      101      ---       28       107
                                                            ------   ------   ------   ------   -------

Net charge-offs............................................   (643)    (840)    (769)    (949)   (1,813)
Additions charged to operations............................    635      610      569      883     1,561
                                                            ------   ------   ------   ------   -------
Balance at end of year..................................... $2,622   $2,630   $2,860   $3,060   $ 3,126
                                                            ======   ======   ======   ======   =======

Ratio of net charge-offs during the year to
  average loans outstanding during the year................   0.08%    0.16%    0.19%    0.25%     0.43%
                                                            ======   ======   ======   ======   =======

Ratio of allowance for loan losses to total
  loans at end of year.....................................   0.28%    0.40%    0.61%    0.79%     0.78%
                                                            ======   ======   ======   ======   =======

Ratio of allowance for loan losses to non-
   accruing loans at end of year...........................  47.80%   42.52%   51.39%   31.04%    22.31%
                                                            ======   ======   ======   ======   =======

     The distribution of the Company's allowance for loan losses at the dates indicated is summarized in the following table. The portion of the allowance allocated to each loan category does not represent the total available for possible future losses within that category since the total allowance is applicable to the entire loan portfolio.

                                                                               JUNE 30,
                                   -------------------------------------------------------------------------------------------------

                                          1996                1997                1995                1994                1993
                                   -----------------  ------------------- -------------------  ------------------ ------------------
                                           PERCENT            PERCENT             PERCENT             PERCENT              PERCENT
                                              OF                 OF                  OF                  OF                  OF
                                           LOANS IN           LOANS IN            LOANS IN            LOANS IN            LOANS IN
                                             EACH               EACH                EACH                EACH                EACH
                                           CATEGORY           CATEGORY            CATEGORY            CATEGORY            CATEGORY
                                           TO TOTAL           TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL
                                   AMOUNT    LOANS    AMOUNT    LOANS     AMOUNT   LOANS      AMOUNT   LOANS      AMOUNT    LOANS
                                   ------  --------   ------  --------    ------  --------    ------  --------    ------  --------
                                                                    (DOLLARS IN THOUSANDS)

One-to four-family............     $1,463     89.55%  $1,290     86.68%   $  657     82.17%   $  726     78.17%   $  816      75.79%
Commercial and
 multi-family real estate......       654      6.12      782      7.97     1,602     10.74     1,726     12.72     1,804      13.19
Consumer.......................       505      4.33      558      5.35       601      7.09       608      9.11       506      11.02
                                   ------    ------   ------    ------    ------    ------    ------    ------    ------      -----

  Total........................    $2,622    100.00%  $2,630    100.00%   $2,860    100.00%   $3,060    100.00%   $3,126     100.00%
                                   ======    ======   ======    ======    ======    ======    ======    ======    ======     ======

INVESTMENT ACTIVITIES

     The Bank must maintain minimum levels of investments that qualify as liquid assets under OTS regulations. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, the Bank has maintained its liquid assets above the minimum requirements imposed by the OTS regulations and at a level believed adequate to meet requirements of normal daily activities, repayment of maturing debt and potential deposit outflows. As of June 30, 1997, the Bank's liquidity ratio (liquid assets as a percentage of net withdrawable deposit accounts and current borrowings) was 10.36%. See "Regulation-Liquidity."

     Federally chartered savings institutions have the authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and Federal funds. Subject to various restrictions, federally chartered savings institutions may also invest their assets in commercial paper, investment grade corporate debt securities and mutual funds whose assets conform to the investments that a federally chartered savings institution is otherwise authorized to make directly.

     Generally, the investment policy of the Company is to invest funds among various categories of investments and maturities based upon the Company's need for liquidity, to provide collateral for borrowings and to fulfill the Company's asset/liability management policies.

     At June 30, 1997, the Company had a securities portfolio consisting principally of U.S. government obligations and securities of various federal agencies, including mortgage-backed securities. These investments carry a low risk weighting for OTS risk-based capital purposes, generally satisfy OTS liquid-asset requirements and are of relatively short duration. See "Regulation-Regulatory Capital Requirements" and "Regulation-Liquidity."

     Investment Securities. At June 30, 1997, the Company's investment securities (including a $12.4 million investment in FHLB of New York stock) totaled $47.7 million, or 3.6% of its total assets. It is the Company's general policy to purchase U.S. Government securities and federal agency obligations and other investment grade securities in accordance with its strategic objectives, including, but not limited to, achieving growth and/or interest rate risk measurement targets.

     OTS regulations restrict investments in corporate debt and equity securities by the Company. See "Regulation-Federal Regulation of Savings Associations" for a discussion of additional restrictions on the Company's investment activities.

     The following table indicates the composition of the investment securities portfolio, excluding FHLB of New York stock, based on the final maturities of each investment. At June 30, 1997, the weighted average life of this portfolio was 1.0 year, based on the shorter of the remaining maturity, next repricing date or initial call date.

                                                                                 JUNE 30, 1997
                                                    -------------------------------------------------------------------------
                                                                   AFTER ONE    AFTER FIVE YEARS
                                                     ONE YEAR    YEAR THROUGH        THROUGH           TOTAL INVESTMENT
                                                      OR LESS     FIVE YEARS        TEN YEARS             SECURITIES
                                                    ----------   -----------    ----------------   ----------   ------------
                                                    BOOK VALUE    BOOK VALUE       BOOK VALUE      BOOK VALUE   MARKET VALUE
                                                    ----------   -----------    ----------------   ----------   ------------
                                                                       (DOLLARS IN THOUSANDS)
U.S. government and agency obligations...............   $4,999     $  ---           $30,000         $34,999        $35,125
Obligations of states and political
    subdivisions.....................................      ---       101                190             291            307
                                                        ------     -----            -------         -------        -------
Total investment securities..........................   $4,999     $ 101            $30,190         $35,290        $35,432
                                                        ======     =====            =======         =======        =======

Weighted average yield at year end...................     7.95%     5.70%              7.44%           7.51%
                                                        ======     =====            =======         =======

     The Company's investment securities portfolio at June 30, 1997 did not contain securities of any issuer or tax-exempt securities with an aggregate book value in excess of 10% of the Company's retained earnings, excluding those issued by the U.S. Government or its agencies.

     The Company's investments, including the mortgage-backed securities portfolio, are managed in accordance with a written investment policy adopted by the Board of Directors.

     At June 30, 1997, there were no investment securities held for sale.

     Mortgage-Backed Securities. The Company, from time to time, purchases mortgage-backed securities in accordance with its strategic objectives, including, but not limited to, achieving growth and/or interest rate risk measurement targets. No purchases were made in fiscal 1997. At June 30, 1997, mortgage-backed securities totaled $288.5 million, or 21.8% of the Company's total assets, of which approximately 27% consisted of adjustable rate securities. The type of securities purchased is based upon the Company's asset/liability management strategy and balance sheet objectives. Most of the mortgage-backed securities purchased by the Company over the last several years were secured by loans with five or seven year balloon terms, 15 year fixed rate terms or one and three year adjustable rate terms. The Company's current investment strategy emphasizes mortgage-backed securities with high credit quality and relatively short duration. The Company has invested primarily in federal agency securities, principally those of the Government National Mortgage Association ("GNMA"), FHLMC and FNMA.

     The following table indicates the composition of the mortgage-backed securities portfolio, excluding unamortized premiums, based on the final maturities of each security.

                                                                                     JUNE 30, 1997
                                                   -----------------------------------------------------------------------------
                                                                    AFTER        AFTER
                                                                  ONE YEAR    FIVE YEARS     AFTER
                                                      ONE YEAR     THROUGH      THROUGH       TEN                TOTAL
                                                       OR LESS   FIVE YEARS    TEN YEARS     YEARS    MORTGAGE-BACKED SECURITIES
                                                   -----------   -----------  -----------  --------   --------------------------
                                                      BOOK          BOOK         BOOK        BOOK         BOOK         MARKET
                                                     VALUE         VALUE        VALUE       VALUE        VALUE         VALUE
                                                   -----------   -----------  -----------  --------   -----------  -------------
                                                                              (DOLLARS IN THOUSANDS)

GNMA..........................................      $     --     $     --       $   872    $  3,121     $  3,993       $  4,205
FHLMC.........................................         8,580       56,943         9,097     109,408      184,028        186,350
FNMA..........................................            --       20,928         2,829      74,927       98,684         99,632
CMOs/REMICs...................................            --           --            --         938          938            938
                                                    --------     --------       -------    --------     --------       --------
Total mortgage-backed securities..............      $  8,580     $ 77,871       $12,798    $188,394     $287,643       $291,125
                                                    ========     ========       =======    ========     ========       ========

Weighted average yield at year end............          7.00%        6.78%         7.38%       7.26%        7.12%
                                                    ========     ========       =======    ========     ========

     The GNMA, FHLMC and FNMA certificates are modified pass-through mortgage-backed securities that represent undivided interests in underlying pools of fixed rate, or certain types of adjustable rate, single-family residential mortgages issued by these government-sponsored entities. GNMA's guarantee to the certificate holder of timely payments of principal and interest is backed by the full faith and credit of the U.S. government. FNMA and FHLMC provide the certificate holder a guarantee of timely payments of interest and scheduled principal payments, whether or not they have been collected.

     CMOs are special types of pass-through debt in which the stream of principal and interest payments on the underlying mortgages or mortgage-backed securities is used to create classes with different maturities and, in some cases, amortization schedules, as well as a residual interest, with each such class possessing different risk characteristics. REMICs are similar, except REMICs are typically issued by a special purpose entity, such as a trust, corporation or partnership which pools pass-through securities to create different classes. Management believes these securities may represent attractive alternatives relative to other investments due to the wide variety of maturity and repayment options available through such investments. The CMOs and REMICs acquired by the Company are not interest only or principal only or residual interests. The Company held $938,000 of CMOs and REMICs at June 30, 1997.

     The following table sets forth the Company's mortgage-backed securities purchase and repayment activities for the years indicated.

                                                   YEAR ENDED JUNE 30,
                                           ---------------------------------
                                               1997       1996      1995
                                           ----------  ---------- -----------
                                                      (IN THOUSANDS)
Mortgage-backed securities, net:
  At beginning of year....................    $346,068  $319,436  $204,870
  Securities purchased....................         ---    99,085   148,036

Less:
  Principal repayments....................      57,266    72,028    32,013
  Amortization of premiums................         263       425     1,457
                                              --------  --------  --------
  At end of year..........................    $288,539  $346,068  $319,436
                                              ========  ========  ========

     The following table sets forth the composition of the Company's investment and mortgage-backed securities portfolios at the dates indicated.

                                                                            JUNE 30,
                              ------------------------------------------------------------------------------------------------
                                           1997                          1996                              1995
                              ------------------------------  -------------------------------- -------------------------------
                                                    PERCENT                           PERCENT                          PERCENT
                                                   OF TOTAL                          OF TOTAL                         OF TOTAL
                                 BOOK     MARKET     BOOK        BOOK      MARKET      BOOK        BOOK     MARKET      BOOK
                                 VALUE     VALUE     VALUE      VALUE       VALUE     VALUE       VALUE      VALUE     VALUE
                              --------   --------  --------   ---------   --------  --------    --------   --------  --------
                                                           (DOLLARS IN THOUSANDS)
INVESTMENT SECURITIES:
U.S. government and agency
 obligations................. $ 34,999   $ 35,125     73.37%   $ 20,997   $ 21,183     71.57%   $ 16,987   $ 17,255     71.00%
Obligations of states and
 political subdivisions......      291        307      0.61         291        319      0.99         501        535      2.10
Other........................      ---        ---       ---         ---        ---       ---          70         70      0.29
                              --------   --------    ------    --------   --------    ------    --------   --------    ------
 Total investment securities.   35,290     35,432     73.98      21,288     21,502     72.56      17,558     17,860     73.39

FHLB of New York stock.......   12,413     12,413     26.02       8,052      8,052     27.44       6,368      6,368     26.61
                              --------   --------    ------    --------   --------    ------    --------   --------    ------
 Total investment
  securities and FHLB of
  New York stock............. $ 47,703   $ 47,845    100.00%   $ 29,340   $ 29,554    100.00%   $ 23,926   $ 24,228    100.00%
                              ========   ========    ======    ========   ========    ======    ========   ========    ======
Weighted average life of
 investment securities.......           1.0 years                        2.5 years                        2.2 years
 excluding FHLB of New York
      stock/(1)/

MORTGAGE-BACKED SECURITIES:
  GNMA....................... $  3,993   $  4,205      1.38%   $  4,904   $  5,090      1.42%   $  6,142   $  6,413      1.92%
  FHLMC......................  184,028    186,350     63.78     221,777    221,240     64.09     213,065    215,423     66.70
  FNMA.......................   98,684     99,632     34.20     115,896    115,603     33.49      96,110     97,340     30.09
  CMOs/REMICs................      938        938      0.33       1,348      1,342      0.39       2,235      2,231      0.70
  Other pass-through
   securities/(2)/...........      ---        ---       ---         984      1,056      0.28       1,161      1,161      0.36
                              --------   --------    ------    --------   --------    ------    --------   --------    ------
                               287,643    291,125     99.69     344,909    344,331     99.67     318,713    322,568     99.77

Unamortized premiums, net....      896        ---      0.31       1,159        ---      0.33         723        ---      0.23
                              --------   --------    ------    --------   --------    ------    --------   --------    ------
   Total mortgage-backed
    securities............... $288,539   $291,125    100.00%   $346,068   $344,331    100.00%   $319,436   $322,568    100.00%
                              ========   ========    ======    ========   ========    ======    ========   ========    ======

____________________________
(1) The weighted average life of investment securities is based on the shorter of the remaining maturity, next repricing date or initial call date.

(2) Other pass-through securities is composed of an A-rated privately issued pass-through security.

SOURCES OF FUNDS

     General. The Company's sources of funds are deposits, borrowings, payment of principal and interest on loans and mortgage-backed securities, interest received on or maturities of other investment securities and funds provided from operations.

     Borrowings, including FHLB of New York advances, have been used as a supplement to deposits to fund asset growth and as a mechanism to extend the average life of the Company's liabilities.

     Deposits. The Company offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposits consist of savings, money market and demand deposit accounts, as well as certificate accounts currently ranging in terms up to 60 months. The Company solicits deposits primarily from its market areas and relies primarily on competitive pricing policies, advertising and customer service to attract and retain deposits. In the latter part of fiscal 1997, the Company initiated a program to solicit deposits from municipalities in its market areas. As of June 30, 1997, certificates of deposit from municipalities totaled $17.1 million.

     The variety of deposit accounts offered by the Company has allowed it to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. The Company endeavors to manage the pricing of its deposits in keeping with its asset/liability management, liquidity and profitability objectives. In this regard, the Company has from time-to-time paid slightly higher rates than its competitors to attract longer-term certificates of deposit. Based on its experience, the Company believes that its savings, money market and demand deposit accounts are relatively stable sources of deposits. However, the ability of the Company to attract and maintain certificates of deposit and the rates paid on these deposits has been and will continue to be significantly affected by market conditions. At June 30, 1997, the Company had $1.0 million of brokered deposits. See Note I - Deposits - of the Notes to Consolidated Financial Statements.

     The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The following table sets forth the deposit flows of the Company during the periods indicated.

                                                                                         YEAR ENDED JUNE 30,
                                                                              ---------------------------------------
                                                                                 1997           1996           1995
                                                                               --------       --------       --------
                                                                                    (DOLLARS IN THOUSANDS)
Opening balance..........................................................      $836,416       $713,524       $614,860
Net deposits (withdrawals)...............................................        47,233         93,407         (7,094)
Conversion deposits......................................................           ---            ---        (53,780)
Deposits acquired........................................................           ---            ---        136,811
Interest credited........................................................        34,511         29,485         22,727
                                                                               --------       --------       --------

Ending balance...........................................................      $918,160       $836,416       $713,524
                                                                               ========       ========       ========

Net increase.............................................................      $ 81,744       $122,892       $ 98,664
                                                                               ========       ========       ========

Percent increase.........................................................          9.77%         17.22%         16.05%
                                                                               ========       ========       ========

     The following table indicates the amount of the Company's certificates of deposit by time remaining until maturity as of June 30, 1997.

                                                                                               MATURITY
                                                                      ------------------------------------------------------------
                                                                                     OVER         OVER         OVER
                                                                      3 MONTHS      3 TO 6       6 TO 12       12
                                                                      OR LESS       MONTHS       MONTHS       MONTHS       TOTAL
                                                                      --------     --------     --------     --------     --------
                                                                                             (IN THOUSANDS)
Certificates of deposit less than $100,000.....................       $109,988     $109,303     $123,226     $240,359     $582,876

Certificates of deposit of $100,000 or more....................         27,367       12,498       12,719       28,358       80,942
                                                                      --------     --------     --------     --------     --------

Total certificates of deposit..................................       $137,355     $121,801     $135,945     $268,717     $663,818
                                                                      ========     ========     ========     ========     ========

     Borrowings. Although deposits are the Company's primary source of funds, the Company's policy has been to utilize borrowings when they are a less costly source of funds, can be invested at a positive interest rate spread, when the Company desires additional capacity to fund loan demand or to extend the life of its liabilities.

     The Company's borrowings have consisted of advances from the FHLB of New
York, and to a lesser extent, reverse repurchase agreements.   FHLB of New York
advances can be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities.

     The following table sets forth the maximum month-end balance, average balance and weighted average cost of FHLB of New York advances and other borrowings for the periods indicated.

                                                                                               YEAR ENDED JUNE 30,
                                                                                      ------------------------------------
                                                                                        1997           1996          1995
                                                                                      --------      --------       -------
                                                                                                (DOLLARS IN THOUSANDS)
MAXIMUM BALANCE FOR THE YEAR ENDED:
  FHLB of New York advances.....................................................      $205,465      $105,000       $35,000

  Other borrowings:
    FHLB of New York overnight repricing line of credit.........................        46,610        46,650        16,670
    FHLB of New York one-month overnight repricing line of credit...............        15,000        20,000         5,000
    Reverse repurchase agreements maturing within one year......................        30,100        10,000         5,000
    Reverse repurchase agreements maturing after one year.......................        10,000           ---           ---
                                                                                      --------      --------       -------
      Total other borrowings....................................................      $101,710      $ 76,650       $26,670
                                                                                      ========      ========       =======

AVERAGE BALANCE FOR THE YEAR ENDED:
  FHLB of New York advances.....................................................      $147,945      $ 65,625       $17,028

  Other borrowings:
    FHLB of New York overnight repricing line of credit.........................        29,537        23,101         9,991
    FHLB of New York one-month overnight repricing line of credit...............         8,886         4,141           430
    Reverse repurchase agreements maturing within one year......................        24,244         2,604           860
    Reverse repurchase agreements maturing after one year.......................         5,417           ---           ---
                                                                                      --------      --------       -------
      Total other borrowings....................................................      $ 68,084      $ 29,846       $11,281
                                                                                      ========      ========       =======

BALANCE AT JUNE 30:
  FHLB of New York advances.....................................................      $205,465      $105,000       $35,000

  Other borrowings:
    FHLB of New York overnight repricing line of credit.........................        32,650        36,700        15,830
    FHLB of New York one-month overnight repricing line of credit...............        10,000         5,000           ---
    Reverse repurchase agreements maturing within one year......................        30,100           ---           ---
    Reverse repurchase agreements maturing after one year.......................        10,000           ---           ---
                                                                                      --------      --------       -------
       Total other borrowings...................................................      $ 82,750      $ 41,700       $15,830
                                                                                      ========      ========       =======

WEIGHTED AVERAGE COST OF FUNDS FOR THE YEAR ENDED:
  FHLB of New York advances.....................................................          6.14%         5.83%         5.16%

  Other borrowings:
    FHLB of New York overnight repricing line of credit.........................          5.47%         5.61%         5.63%
    FHLB of New York one-month overnight repricing line of credit...............          5.48%         5.35%         5.63%
    Reverse repurchase agreements maturing within one year......................          5.50%         5.81%         6.19%
    Reverse repurchase agreements maturing after one year.......................          6.24%          ---           ---

WEIGHTED AVERAGE COST OF FUNDS AT JUNE 30:
  FHLB of New York advances.....................................................          6.13%         5.93%         5.86%

  Other borrowings:
    FHLB of New York overnight repricing line of credit.........................          6.63%         5.69%         6.63%
    FHLB of New York one-month overnight repricing line of credit...............          6.38%         5.63%          ---
    Reverse repurchase agreements maturing within one year......................          5.74%          ---           ---
    Reverse repurchase agreements maturing after one year.......................          6.24%          ---           ---

SUBSIDIARY ACTIVITIES


     As a federally chartered savings association, Penn Federal is permitted by OTS regulations to invest up to 2% of its assets, or $26.5 million at June 30, 1997, in the stock of, or loans to, service corporation subsidiaries. As of such date, the net book value of Penn Federal's investment in its service corporation was $15,500. Penn Federal may invest an additional 1% of its assets in service corporations where such additional funds are used for inner-city or community development purposes and up to 50% of its total capital in conforming loans to service corporations in which it owns more than 10% of the capital stock. In addition to investments in service corporations, federal associations are permitted to invest an unlimited amount in operating subsidiaries engaged solely in activities which a federal association may engage in directly.

     Penn Federal currently has a single service corporation, which is known as Penn Savings Insurance Agency, Inc. ("PSIA"). PSIA offers insurance and uninsured annuity products to the Company's customers and members of the general public.

     Penn Federal intends to form a Delaware operating subsidiary to hold and manage its investment portfolio.

COMPETITION

     The Company faces strong competition, both in originating real estate and other loans and in attracting deposits. Competition in originating real estate loans comes primarily from commercial banks, other savings associations, mortgage banking companies and credit unions making loans secured by real estate located in the State of New Jersey. Commercial banks, credit unions and finance companies provide vigorous competition in consumer lending. The Company competes for real estate and other loans principally on the basis of the quality of services it provides to borrowers, interest rates and loan fees it charges, and the types of products offered.

     The Company attracts substantially all of its deposits through its branches, primarily from the communities in which those offices are located; therefore, competition for those deposits is principally from commercial banks, savings associations, credit unions and brokerage houses. The Company competes for these deposits by offering a variety of deposit accounts at competitive rates, quality customer service, convenient business hours and branch locations with interbranch deposit and withdrawal privileges.

LEGAL PROCEEDINGS

     The Company is involved from time to time as plaintiff or defendant in various legal actions arising in the normal course of its business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with counsel representing the Company in the proceedings, that the resolution of these proceedings should not have a material effect on the Company's consolidated financial position or results of operations.

                                  REGULATION

GENERAL

     Penn Federal is a federally chartered savings bank, the deposits of which are federally insured up to applicable limits. Accordingly, the Bank is subject to comprehensive federal regulation and oversight extending to all its operations. Penn Federal is a member of the FHLB of New York and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the savings and loan holding company of Penn Federal, PennFed is also subject to federal regulation and oversight. The purpose of the regulation of PennFed and other holding companies is to protect subsidiary savings associations. The Bank is a member of the Savings Association Insurance Fund ("SAIF") and the deposits of Penn Federal are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over the Bank. For purposes of the "Regulation" discussion, the terms "savings bank," "savings association" and "savings institution" would apply to the Bank.

     Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

FEDERAL REGULATION OF SAVINGS ASSOCIATIONS

     The OTS has extensive authority over the operations of savings associations. As part of this authority, Penn Federal is required to file periodic reports with the OTS and is subject to periodic examinations by the OTS and the FDIC. The last regular OTS and FDIC examinations of the Bank were as of June 1996 and May 1992, respectively.

     All savings associations are subject to a semi-annual OTS assessment, based upon the savings association's total assets and supervisory evaluation. The Bank's OTS assessment for the fiscal year ended June 30, 1997 was $217,000.

     The OTS also has extensive enforcement authority over all savings institutions and their holding companies, including Penn Federal and PennFed. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist and/or removal and prohibition orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of interim and final enforcement actions by the OTS is required.

     In addition, the investment, lending and branching authority of Penn Federal is prescribed by federal laws, and it is prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. At June 30, 1997, the Bank was in compliance with each of these restrictions. Federal savings associations meeting the Qualified Thrift Lender Test or comparable requirement are also generally authorized to branch nationwide. See "-Qualified Thrift Lender Test."

     The OTS, as well as the other federal banking agencies, has developed guidelines establishing safety and soundness standards on matters such as loan underwriting and documentation, internal controls and audit systems, asset quality, earning standards, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. Failure to submit a plan or to comply with an approved plan would subject the institution to further enforcement action.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

     Penn Federal's deposits are insured by the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the deposit insurance funds. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the institution's deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

     The FDIC's SAIF deposit premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, based upon their level of capital and supervisory evaluation. The current SAIF premium schedule ranges from 0.00% to 0.27% of deposits. Under the system, institutions classified as well capitalized (generally those institutions with a core capital ratio of at least 5% and a risk-based capital ratio of at least 10%) and considered financially sound with only a few weaknesses pay the lowest premium, while institutions that are less than adequately capitalized and considered to pose a substantial risk of loss to the SAIF, pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period. The Bank has been notified by the FDIC that for the semi-annual assessment period beginning July 1, 1997, it will be assessed insurance premiums at an annual rate of 0.00%. In addition to the SAIF assessment, the FDIC is authorized to collect an assessment against SAIF-assessable deposits to be paid to the Financing Corporation ("FICO"). The actual FICO assessment rate that is applied to deposits is not tied to the FDIC risk classification and is determined on a quarterly basis. For the quarterly period beginning July 1, 1997, the Company's FICO assessment rate is 0.063% of deposits, on an annualized basis.

     The FDIC is authorized to increase assessment rates, on a semi-annual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the U.S. Treasury or for any other reason deemed necessary by the FDIC.

     As is the case with the SAIF, the FDIC is authorized to adjust the insurance premium rates for banks that are insured by the Bank Insurance Fund (the "BIF") of the FDIC in order to maintain the reserve ratio of the BIF at 1.25% of BIF insured deposits. The current BIF premium schedule also ranges from 0.00% to 0.27% of deposits. Until December 31, 1999, or such earlier date on which the last savings association ceases to exist, the FICO rate applied to BIF deposits must equal one-fifth the FICO assessment rate that is applied to SAIF deposits.

     Prior to September 30, 1996, financial institutions which were members of the BIF were assessed substantially lower deposit insurance premiums because the BIF had achieved its required level of reserves while the SAIF had not yet achieved its required reserves. As a result of legislation signed into law on September 30, 1996, the SAIF recapitalization plan provided for a one-time assessment of 0.657% of deposits, which was imposed on all institutions with SAIF-insured deposits, to enable the SAIF to achieve its required level of reserves. The assessment was based on deposits as of March 31, 1995, and the Bank's special assessment was approximately $4.8 million, or $3.1 million, net of taxes. Following the recapitalization assessment, beginning January 1, 1997 deposit insurance premiums were decreased significantly from the 0.23% of deposits previously paid by the Bank to 0.00%, plus the FICO assessment described above.

REGULATORY CAPITAL REQUIREMENTS

     Federally insured savings associations, such as Penn Federal, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained earnings, and certain noncumulative perpetual preferred stock. In addition, all intangible assets, other than certain amounts of mortgage servicing rights, must be deducted from assets and capital for calculating compliance with the requirements. At June 30, 1997, Penn Federal had $15.9 million of intangible assets other than qualifying mortgage servicing rights.

     The OTS regulations establish special capitalization requirements for savings associations that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership. For excludable subsidiaries, the debt and equity investments in such subsidiaries are fully deducted from assets and capital. The Bank has one subsidiary, Penn Savings Insurance Agency, Inc. which is an includable subsidiary.

     At June 30, 1997, Penn Federal had tangible capital of $73.5 million, or 5.61% of adjusted total assets, which is approximately $53.8 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

     The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets up to 25% of adjusted total assets. At June 30, 1997, Penn Federal had $0.4 million of intangibles which were subject to these tests. As a result of the prompt corrective action provisions discussed below, however, a savings association must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio.

     At June 30, 1997, Penn Federal had core capital equal to $73.9 million, or 5.64% of adjusted total assets, which is approximately $21.5 million above the 4% ratio required to be considered adequately capitalized.

     The OTS risk-based capital requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of selected items, such as certain permanent and maturing capital instruments that do not qualify as core capital and allowances for loan and lease losses up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. At June 30, 1997, the Bank had no capital instruments that qualify as supplementary capital and had $2.1 million of allowances for loan and lease losses, all of which was included since it was less than 1.25% of risk-weighted assets.

     Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital, in addition to the adjustments required for calculating core capital. Such exclusions consist of equity investments (as defined by regulation), that portion of land loans and nonresidential construction loans in excess of an 80% loan to value ratio and reciprocal holdings of qualifying capital instruments. At June 30, 1997, Penn Federal had $50,000 of such exclusions from capital and assets.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of assets. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by FNMA or FHLMC.

     On June 30, 1997, Penn Federal had total risk-based capital of $75.9 million (including $73.9 million in core capital and $2.1 million in allowable supplementary capital) and risk-weighted assets of $621.3 million (including $9.0 million in converted off-balance sheet assets) resulting in risk-based capital of 12.22% of risk-weighted assets. This amount was $26.2 million above the 8% requirement in effect on that date.

     The OTS has adopted a regulation that requires every savings association with more than normal interest rate risk exposure to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. The OTS has indefinitely postponed the effective date of the rule. However, if effective, this new rule should have no effect on the Bank's ability to comply with its risk-based capital requirement.

     The federal banking agencies, including the OTS, have also adopted regulations authorizing the agencies to require a depository institution to maintain additional total capital to account for concentration of credit risk and the risk of non-traditional activities.

     The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against savings associations that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and, until such plan is approved by the OTS, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions, discussed below, that are applicable to significantly undercapitalized associations.

     As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

     Any savings association that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more additional mandated specified actions and operating restrictions, which may cover all aspects of its operations and include a forced divestiture, merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a ratio of tangible equity to total assets of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations.

     Any undercapitalized association is also subject to actions by the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver. The OTS is also authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     The imposition by the OTS or the FDIC of any of these measures on Penn Federal may have a substantial adverse effect on the Bank's operations and profitability and the market value of PennFed's common stock. Stockholders do not have preemptive rights, and therefore, if the Company is directed by the OTS or the FDIC to issue additional shares of common stock, such issuance may result in the dilution in the percentage of ownership of existing stockholders.

LIMITATIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

     OTS regulations impose various restrictions or requirements on associations with respect to their ability to pay dividends or make other distributions of capital. OTS regulations prohibit an association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the association's minimum capital requirements or the amount required to be maintained for the liquidation account established in connection with the Conversion.

     The OTS utilizes a three-tiered approach to permit associations, based on their capital level and supervisory condition, to make capital distributions which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. See "-Regulatory Capital Requirements."

     Generally, Tier 1 associations, which are associations that before and after the proposed distribution meet their fully phased-in capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at
the beginning of the calendar year.   However, a Tier 1 association deemed to be
in need of more than normal supervision by the OTS may be downgraded to a Tier 2 or Tier 3 association as a result of such a determination. Penn Federal meets the requirements for a Tier 1 association and has not been notified of a need for more than normal supervision. Tier 2 associations, which are associations that before and after the proposed distribution meet their current minimum capital requirements, may make capital distributions of up to 75% of net income over the most recent four quarter period ("safe-harbor level").

     Tier 3 associations (which are associations that do not meet current minimum capital requirements) that propose to make any capital distribution and Tier 2 associations that propose to make a capital distribution in excess of the noted safe harbor level must obtain OTS approval prior to making such distribution. Tier 2 associations proposing to make a capital distribution within the safe-harbor provisions and Tier 1 associations proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. As a subsidiary of PennFed, the Bank is required to give the OTS 30 days notice prior to declaring any dividend on its stock. The OTS may object to the distribution during that 30-day period based on safety and soundness concerns. See "- Regulatory Capital Requirements."

LIQUIDITY

     All savings associations, including Penn Federal, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the minimum liquid asset ratio is 5%. In addition, short-term liquid assets (e.g., cash, certain time deposits, certain bankers acceptances and short-term U.S. Treasury obligations) currently must constitute at least 1% of the association's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of either liquid asset ratio requirement. At June 30, 1997, Penn Federal was in compliance with both requirements, with an overall liquidity ratio of 10.36% and a short-term liquidity ratio of 2.15%. The OTS has recently issued a proposal to eliminate the short-term liquidity requirement designed to reduce the regulatory burden on savings associations.

ACCOUNTING

     An OTS policy statement applicable to all savings associations clarifies and re-emphasizes that the investment activities of a savings association must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with generally accepted accounting principles ("GAAP"). Under the policy statement, management must support its classification of and accounting for loans and securities (i.e., whether held for investment, sale or trading) with appropriate documentation. Penn Federal is in compliance with these policy statements.

     The OTS has adopted an amendment to its accounting regulations, which may be made more stringent than GAAP, to require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

QUALIFIED THRIFT LENDER TEST

     All savings associations, including Penn Federal, are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. Such assets primarily consist of residential housing related loans and investments. At June 30, 1997, the Bank met the test and has always met the test since its effective date.

     Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the BIF. If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB of New York borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest itself of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB of New York borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies. See "-Holding Company Regulation."

COMMUNITY REINVESTMENT ACT

     Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with CRA. The CRA requires the OTS, in connection with the examination of Penn Federal, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Penn Federal. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS.

     The federal banking agencies, including the OTS, have recently revised the CRA regulations and the methodology for determining an institution's compliance with the CRA. Due to the heightened attention being given to the CRA in the past few years, the Bank may be required to devote additional funds for investment and lending in its local community. The Bank was examined for CRA compliance in November 1996 and received a rating of outstanding.

TRANSACTIONS WITH AFFILIATES

     Generally, transactions between a savings association or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to affiliates, are restricted to a percentage of the association's capital. Affiliates of Penn Federal include PennFed and any company which is under common control with the Bank. In addition, a savings association may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. Penn Federal's subsidiary is not deemed an affiliate; however, the OTS has the discretion to treat subsidiaries of savings associations as affiliates on a case by case basis.

     Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

HOLDING COMPANY REGULATION

     PennFed is a unitary savings and loan holding company subject to regulatory oversight by the OTS. As such, PennFed is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over PennFed, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

     As a unitary savings and loan holding company, PennFed generally is not subject to activity restrictions. If PennFed acquires control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company and the activities of PennFed and any of its subsidiaries (other than Penn Federal or any other SAIF-insured savings association) would become subject to such restrictions unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.

     If Penn Federal fails the QTL test, PennFed must obtain the approval of the OTS prior to continuing after such failure, directly or through any other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries. In addition, within one year of such failure, PennFed must register as, and will become subject to, the restrictions applicable to bank holding companies. See "-Qualified Thrift Lender Test." The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple savings and loan holding company.

     PennFed must obtain approval from the OTS before acquiring control of any other SAIF-insured association. Such acquisitions are generally prohibited if they result in a multiple savings and loan holding company controlling savings associations in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing savings association.

FEDERAL SECURITIES LAW

     The common stock of PennFed is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). PennFed is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

     PennFed stock held by persons who are affiliates (generally executive officers, directors and principal stockholders) of PennFed may not be resold without registration or unless sold in accordance with certain resale restrictions. If PennFed meets specified current public information requirements, each affiliate of PennFed is able to sell in the public market, without registration, a limited number of shares in any three-month period.

FEDERAL RESERVE SYSTEM

     The Federal Reserve Board requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking accounts). At June 30, 1997, Penn Federal was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS. See "-Liquidity."

     Savings associations are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

FEDERAL HOME LOAN BANK SYSTEM

     Penn Federal is a member of the FHLB of New York, which is one of 12 regional FHLBs that provides loans and correspondent services to its members. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB, which are subject to the oversight of the Federal Housing Finance Board. All borrowings from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB.

     As a member, Penn Federal is required to purchase and maintain stock in the FHLB of New York. At June 30, 1997, the Bank had $12.4 million in FHLB of New York stock, which was in compliance with this requirement. In past years, Penn Federal has received substantial dividends on its FHLB of New York stock. Over the past five fiscal years such dividends have averaged 7.42%.

     Under federal law, the FHLBs are required to provide funds for the resolution of troubled savings associations and to contribute to low and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have adversely affected the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB of New York stock in the future.

     For the year ended June 30, 1997, dividends paid by the FHLB of New York to Penn Federal totaled $625,000, resulting in a 6.39% yield.

FEDERAL AND STATE TAXATION

     Savings banks that meet certain definitions, tests and other conditions prescribed by the Internal Revenue Code are allowed to deduct, with limitations, a bad debt deduction. This deduction is computed as a percentage of taxable income before such deduction or based upon actual loss experience. During fiscal 1997, the Company's bad debt deduction was based upon actual loss experience. During the fiscal years 1996 and 1995, the Company employed the percentage of taxable income method.

     On August 20, 1996 legislation was signed into law which repealed the percentage of taxable income method for the tax bad debt deduction. This repeal is effective for the Company's taxable year beginning July 1, 1996. In addition, the legislation requires the Company to include in taxable income its tax bad debt reserves in excess of its base year reserves (i.e., the balance of its bad debt reserves as of June 30, 1988 over a six, seven, or eight year period, depending upon the attainment of certain loan origination levels. Since the percentage of taxable income method for tax bad debt deduction and the corresponding increase in the tax bad debt reserve in excess of the base year have been recorded as temporary differences pursuant to SFAS 109, this change in the tax law had no effect on the Company's statement of operations.

     In addition to the regular income tax, corporations, including savings associations such as the Bank, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax. Net operating losses can offset no more than 90% of alternative minimum taxable income.

     To the extent earnings appropriated to a savings association's bad debt reserves for "qualifying real property loans" and deducted for federal income tax purposes exceed the allowable amount of such reserves computed under the experience method and to the extent of the association's supplemental reserves for losses on loans ("Excess"), such Excess may not, without adverse tax consequences, be utilized for the payment of cash dividends or other distributions to a stockholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). As of June 30, 1997, the Bank's Excess for tax purposes totaled approximately $14.5 million.

     PennFed files consolidated federal income tax returns with the Bank and its subsidiary. Savings associations, such as the Bank, that file federal income tax returns as part of a consolidated group are required by applicable Treasury regulations to reduce their taxable income for purposes of computing the percentage bad debt deduction for losses attributable to activities of the non-savings association members of the consolidated group that are functionally related to the activities of the savings association member.

     To the extent a savings association makes "non-dividend distributions," such distributions will be considered to have been made from the association's tax bad debt reserves (including the base year reserve) and then from the association's supplemental reserve for losses on loans, to the extent thereof, and an amount based on the amount distributed (but not in excess of the amount of such reserves) will be included in the association's income. Non-dividend distributions include distributions in excess of the association's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of the association's current or accumulated earnings and profits will not be so included in the association's income.

     The amount of additional taxable income created from a non-dividend distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if the Bank makes a non-dividend distribution to the Company, approximately one and one-half times the amount of such distribution (but not in excess of the amount of such reserves) would be includable in income for federal income tax purposes, assuming a 34% federal corporate tax rate. The Bank does not intend to pay dividends that would result in a recapture of any portion of its tax bad debt reserves.

     The Bank and its consolidated subsidiary have been audited by the Internal Revenue Service ("IRS") with respect to consolidated federal income tax returns through December 31, 1991. There were no material adjustments made to taxable income as originally reported to the IRS. In the opinion of management, any examination of still open returns (including returns of subsidiaries and predecessors of, or entities merged into, PennFed) would not result in a deficiency which could have a material adverse effect on the financial condition of the Company and its consolidated subsidiaries.

     New Jersey Taxation. The Bank is taxed under the New Jersey Savings Institution Tax Act. The tax is an annual privilege tax imposed at a rate of 3% on the net income of the Bank as reported for federal income tax purposes, with certain modifications. PennFed is taxed under the New Jersey Corporation Business Tax Act, and if it meets certain tests, will be taxed as an investment company at an effective annual rate for the taxable year ended June 30, 1997 of 2.3% of New Jersey Taxable Income (as defined). If it fails to meet such tests, it will be taxed at an annual rate of 9% of New Jersey Taxable Income. It is anticipated, based upon representations of PennFed regarding its current and future holdings and operations, that PennFed will be taxed as an investment company.

     Delaware Taxation. As a Delaware holding company, PennFed is exempt from Delaware corporate income tax, but is required to file an annual report with and pay an annual fee to the State of Delaware. PennFed is also subject to an annual franchise tax imposed by the State of Delaware.

                                  MANAGEMENT

     The following table sets forth the names and ages of directors and executive officers of the Company and the Bank, as well as the positions of officers held by such persons as of June 30, 1997.

      NAME               AGE             POSITIONS HELD
      ----               ---             --------------
William C. Anderson      49        Chairman of the Board of the Company

Joseph L. LaMonica       47        Director, President and Chief Executive Officer
                                    of the Company

Patrick D. McTernan      45        Director, Executive Vice President, General
                                    Counsel and Secretary of the Company

Lucy T. Tinker           57        Executive Vice President and Chief Operating
                                    Officer of the Company

Barbara J. Sanders       45        Senior Vice President and Lending Group
                                    Executive of the Bank

Jeffrey J. Carfora       39        Senior Vice President and Chief Financial Officer
                                    of the Company and Finance Group Executive
                                    of the Bank

Barbara A. Flannery      41        Senior Vice President and Retail Banking Group
                                    Executive of the Bank

Marvin D. Schoonover     47        Director of the Company

Amadeu L. Carvalho       68        Director of the Company

Mario Teixeira, Jr.      61        Director of the Company

     Officers are elected annually by the Board of Directors. The business experience of each executive officer and director is set forth below.

     William C. Anderson - Mr. Anderson has been Chairman of the Board of the Company since its incorporation in March 1994. Mr. Anderson is also the Chairman of the Board and President of John Young Company, Inc., a real estate agency located in Caldwell, New Jersey. Mr. Anderson has been a director of the Bank since 1979.

     Joseph L. LaMonica - Mr. LaMonica has been President and Chief Executive Officer and Director of the Company since its incorporation in March 1994, and of Penn Federal since 1988. Mr. LaMonica has served Penn Federal in various capacities since joining the Bank in 1980. He also is a member of the Board of Directors of the Saint James Foundation, a philanthropic organization, and serves in an advisory capacity to the Ironbound Ambulance Squad. He currently serves on the Board of Governors of the New Jersey Savings League. Mr. LaMonica has been a director of the Bank since 1987.

     Patrick D. McTernan - Mr. McTernan has been Executive Vice President, General Counsel and Secretary and Director of the Company since its incorporation. He joined Penn Federal in 1989 as Senior Vice President and General Counsel and was promoted to Executive Vice President and General Counsel in 1992. He also serves as corporate Secretary. Prior to his employment with the Bank, he was a partner in the law firm of Adams and McTernan located in South Orange, New Jersey. He is currently a member of the Legal Committee of the New Jersey Savings League. Mr. McTernan has been a director of the Bank since 1989.

     Lucy T. Tinker - Ms. Tinker is responsible for the daily operations of the Bank. Ms. Tinker also assists President LaMonica in the development of corporate policies and goals. Ms. Tinker joined Penn Federal in 1989 as Vice President and Treasurer. In 1990, she was appointed Senior Vice President and Finance Group Executive. She was appointed Executive Vice President and Chief Operating Officer in 1993.

     Barbara J. Sanders - Ms. Sanders manages the Bank's lending operations which include commercial, residential and consumer lending, collections, servicing and quality control. Ms. Sanders has held her current position since 1990.

     Jeffrey J. Carfora - Mr. Carfora manages the Bank's finance division which includes financial and tax accounting and reporting, strategic planning and budgeting, and treasury and asset/liability management. Prior to joining Penn Federal in 1993, Mr. Carfora was with Carteret Savings Bank.

     Barbara A. Flannery - Ms. Flannery is responsible for the retail branch network. Ms. Flannery has served Penn Federal in various capacities since joining the Bank in 1980, including the management of product development, marketing and various aspects of branch activities.

     Marvin D. Schoonover - Mr. Schoonover is a Senior Account Executive with the EMAR Group, Inc., an insurance agency located in Livingston, New Jersey, and is responsible for the marketing, sales and servicing of commercial property and casualty insurance. Mr. Schoonover first joined the EMAR Group, Inc. in 1980. Mr. Schoonover also is a licensed real estate salesperson. Mr. Schoonover has been a director of the Bank since 1990 and of the Company since its incorporation.

     Amadeu L. Carvalho - Mr. Carvalho, retired Controller of the Singer Company, currently is in private accounting practice in Elizabeth, New Jersey. His practice includes tax services and business and strategic planning for small and medium size companies. Mr. Carvalho has been a director of the Bank since 1990 and of the Company since its incorporation.

     Mario Teixeira, Jr. - Mr. Teixeira has been a licensed funeral director since 1961. He is owner and President of the Buyus Funeral Home in Newark and owns the Bernauer Funeral Home and the Rucki Funeral Home, both located in Newark, as well as the Shaw-Buyus Home for Services, located in Kearny, New Jersey. In addition, Mr Teixeira is a partner in BRSB Preneed Association, a partnership specializing in funerals. Mr. Teixeira has been a director of the Bank since 1971 and of the Company since its incorporation.


                    DESCRIPTION OF THE PREFERRED SECURITIES

GENERAL

     The following is a summary of certain terms and provisions of the Preferred Securities. This summary of certain terms and provisions of the Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Trust Agreement. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Unless otherwise expressly stated or the context otherwise requires, all references to the "Company" appearing under this caption "Description of the Preferred Securities" and under the caption "Description of the Junior Subordinated Debentures" shall mean PennFed Financial Services, Inc. excluding its consolidated subsidiaries.

DISTRIBUTIONS

     The Preferred Securities represent preferred undivided beneficial interests in the assets of the Trust Issuer. Distributions on such Preferred Securities will be payable at the annual rate of ___% of the stated Liquidation Amount of $25, payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, to the holders of the Preferred Securities on the relevant record dates. The record date will be the 15th day of the month in which the relevant Distribution payment date occurs. Distributions will accumulate from the date of the initial issuance of the Preferred Securities and are cumulative. The first Distribution payment date for the Preferred Securities will be January 31, 1998. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). A "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed or a day on which the principal corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

     So long as no event of default under the Indenture has occurred and is continuing, the Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral of interest, quarterly Distributions on the Preferred Securities by the Trust Issuer will also be deferred during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate per annum of ___% thereof, compounded quarterly from the relevant payment date for such Distributions. The term "Distributions" as used herein, shall include any such additional Distributions. During any such Extension Period, the Company may not, and may not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock other than payments pursuant to the Guarantee (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock,
(b) dividends or distributions in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures other than payments pursuant to the Guarantee. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest on the Junior Subordinated Debentures, provided that no Extension Period may exceed 20 consecutive quarters periods or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the rate of ___%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period. There is no limitation on the number of times that the Company may elect to begin an Extension Period. See "Description of the Junior Subordinated Debentures--Right to Defer Interest Payment Obligation" and "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

     The revenue of the Trust Issuer available for distribution to holders of its Preferred Securities will be limited to payments under the Junior Subordinated Debentures in which the Trust Issuer will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Junior Subordinated Debentures." If the Company does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent the Trust Issuer has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company on a limited basis as set forth herein under "Description of the Guarantee."

     The Company has no current intention of exercising its right to defer payments of interest on the Junior Subordinated Debentures.

SUBORDINATION OF THE COMMON SECURITIES

     Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Amount of the Preferred Securities and the Common Securities; provided, however, that if on any Distribution Date or Redemption Date an event of default under the Indenture shall have occurred and be continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or, in the case of payment of the Redemption Price, the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

     In the case of any event of default under the Trust Agreement resulting from an event of default under the Indenture, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such event of default under the Trust Agreement until the effect of all such events of default with respect to the Preferred Securities shall have been cured, waived or otherwise eliminated. Until any such events of default under the Trust Agreement shall have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

REDEMPTION

     The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at their Stated Maturity or earlier redemption as provided in the Indenture. The proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount (as defined below) of the Preferred Securities upon not less than 30 nor more than 60 days notice prior to the date fixed for repayment or redemption, at a redemption price equal to the aggregate Liquidation Amount of such Preferred Securities plus accumulated and unpaid Distributions thereon (the "Redemption Price") to the date of redemption (the "Redemption Date"). For a description of the Stated Maturity and redemption provisions of the Junior Subordinated Debentures, see "Description of the Junior Subordinated Debentures-General" and" --Redemption or Exchange."

     The Company has the option to redeem the Junior Subordinated Debentures prior to maturity on or after ________, 2002, in whole at any time or in part from time to time, and thereby cause a mandatory redemption of a Like Amount of the Preferred Securities. See "Description of the Junior Subordinated Debentures--Redemption or Exchange." Any time that a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined below) shall occur and be continuing, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of the Preferred Securities in whole (but not in part). See "Description of the Junior Subordinated Debentures--Redemption or Exchange."

REDEMPTION PROCEDURES

     Preferred Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of a Like Amount of the Junior Subordinated Debentures. Redemptions of the Preferred Securities shall be made and the Redemption Price shall be paid on each Redemption Date only to the extent that the Trust Issuer has funds on hand available for the payment of such Redemption Price. See also "Description of the Preferred Securities--Subordination of the Common Securities."

     If the Trust Issuer gives a notice of redemption in respect of the Preferred Securities, then, by 10:00 a.m., New York City time, on the Redemption Date, to the extent funds are available, the Property Trustee will deposit irrevocably with the DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for the Preferred Securities called for redemption shall be payable to the holders of the Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then, upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding.

     In the event that any date fixed for redemption of the Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of the Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Trust Issuer or by the Company pursuant to the Guarantee as described under "Description of the Guarantee," Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by the Trust Issuer for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

     Subject to applicable law (including, without limitation, United States federal securities law), the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by private agreement.

     Payment of the Redemption Price on the Preferred Securities and any distribution of the Junior Subordinated Debentures to holders of the Preferred Securities shall be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date shall be one business day prior to the relevant Redemption Date, however, in the event the Preferred Securities do not remain in book entry form, the relevant record date shall be the date at least 15 days prior to the Redemption Date or liquidation date, as applicable.

     If less than all of the Preferred Securities and Common Securities issued by the Trust Issuer are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of the Preferred Securities and Common Securities to be redeemed shall be allocated pro rata to the Preferred Securities and the Common Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed shall be selected not more than 60 days prior to the Redemption Date by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, or if the Preferred Securities are then held in the form of a global preferred security in accordance with DTC's customary procedures. The Property Trustee shall promptly notify the trust registrar in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of the Preferred Securities shall relate, in the case of the Preferred Securities redeemed or to be redeemed only in part, to the portion of the aggregate Liquidation Amount of the Preferred Securities which has been or is to be redeemed.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of the Preferred Securities to be redeemed at its registered address. Unless the Company defaults in payment of the Redemption Price on the Junior

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

Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on the Junior Subordinated Debentures or portions thereof called for redemption.

LIQUIDATION OF THE TRUST ISSUER AND DISTRIBUTION OF THE JUNIOR SUBORDINATED DEBENTURES TO HOLDERS

     The Company has the right at any time to dissolve the Trust Issuer and, after satisfaction of the liabilities of creditors of the Trust Issuer as provided by applicable law, cause Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and Common Securities in exchange therefor upon liquidation of the Trust Issuer.

     After the liquidation date fixed for any distribution of the Junior Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) DTC or its nominee, as the registered holder of Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution with respect to Preferred Securities held by DTC or its nominee, (iii) any certificates representing the Preferred Securities not held by DTC or its nominee will be deemed to represent Junior Subordinated Debentures having a principal amount equal to the stated Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid Distributions on such series of the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

     Under current United States federal income tax law and interpretations, a distribution of the Junior Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences--Distribution of the Junior Subordinated Debentures to Holders of the Preferred Securities."

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     Pursuant to the Trust Agreement, the Trust Issuer shall automatically dissolve upon expiration of its term and shall dissolve on the first to occur of
(i) certain events of bankruptcy, dissolution or liquidation of the Company, subject in certain instances to any such event remaining in effect for a period of 90 consecutive days; (ii) the distribution of a Like Amount of the Junior Subordinated Debentures to the holders of its Preferred Securities, if the Company, as depositor, has given written direction to the Property Trustee to dissolve the Trust Issuer (which direction is optional and wholly within the discretion of the Company, as depositor); (iii) redemption of all of the Preferred Securities as described under "Description of the Preferred Securities-Redemption;" and (iv) the entry of an order for the dissolution of the Trust Issuer by a court of competent jurisdiction.

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

     If an early dissolution occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, the Trust Issuer shall be liquidated by the Trust Issuer Trustees as expeditiously as the Trust Issuer Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the Trust Issuer, if any, as provided by applicable law, to the holders of the Preferred Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of the Trust Issuer available for distribution to holders, after satisfaction of liabilities to creditors of the Trust Issuer, if any, as provided by applicable law, an amount equal to, in the case of holders of the Preferred Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because the Trust Issuer has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust Issuer on Preferred Securities shall be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that if an event of default under the Indenture has occurred and is continuing, the Preferred Securities shall have a priority over the Common Securities with respect to any such distributions.

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an "Event of Default" under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities issued thereunder (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (i) the occurrence of an event of default under the Indenture (see "Description of the Junior Subordinated Debentures--Debenture Events of Default"); or
          (ii) default in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or
          (iii) default in the payment of any Redemption Price of any Preferred Security when it becomes due and payable; or
          (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trust Issuer Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting Trust Issuer Trustee or Trustees by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

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

          (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

     Within 90 days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default shall have been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

     If an event of default under the Indenture has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities as described above. See "Description of the Preferred Securities--Subordination of the Common Securities" and "--Liquidation Distribution Upon Termination". The existence of an event of default does not entitle the holders of the Preferred Securities to accelerate the payment thereof.

REMOVAL OF THE TRUST ISSUER TRUSTEES

     Unless an event of default under the Indenture shall have occurred and be continuing, any Trust Issuer Trustee may be removed at any time by the holder of the Common Securities. If an event of default under the Indenture has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of any Trust Issuer Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act, if applicable, or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, shall have power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In the event an event of default under the Indenture has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

MERGER OR CONSOLIDATION OF THE TRUST ISSUER TRUSTEES

     Any entity into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Trustee shall be a party or any entity succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under the Trust Agreement, provided such entity shall be otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF THE TRUST ISSUER

     The Trust Issuer may not merge with or into, consolidate, amalgamate, be replaced by, convey, transfer or lease its properties and assets substantially as an entirety to any entity or other Person, except as described below or as otherwise described in the Trust Agreement. The Trust Issuer may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, be replaced by, convey, transfer or lease its properties and assets substantially as an entirety to, a trust organized as such under the laws of any State: provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Trust Issuer with respect to the Preferred Securities or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities in priority with respect to Distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Junior Subordinated Debentures, (iii) the Successor Securities are registered or listed, or any Successor Securities will be registered or listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then registered or listed (including, if applicable, the Nasdaq Stock Market's National Market), if any,
(iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (vi) such successor entity has a purpose substantially identical to that of the Trust Issuer, (vii) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the Trust Issuer experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust Issuer nor such successor entity will be required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") and (viii) the Company or any permitted successor or assignee owns all of the common securities or its equivalent of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, the Trust Issuer shall not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust Issuer or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF THE TRUST AGREEMENT

     Except as provided below and under "Description of the Guarantee-- Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

     The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities, (i) with respect to acceptance of appointment of a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of the Trust Agreement or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that the Trust Issuer will be classified for United States federal income tax purposes as a grantor trust at all times that the Preferred Securities are outstanding or to ensure that the Trust Issuer will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (ii), such action shall not adversely affect in any material respect the interests of any holder of the Preferred Securities, and any such amendments of the Trust Agreement shall become effective when notice thereof is given to the holders of the Preferred Securities. The Trust Agreement may be amended by the Trust Issuer Trustees and the Company with (i) the consent of holders representing not less than a majority (based upon Liquidation Amounts) of the outstanding Preferred Securities and (ii) receipt by the Trust Issuer Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trust Issuer Trustees in accordance with such amendment will not affect the Trust Issuer's status as a grantor trust for United States federal income tax purposes or the Trust Issuer's exemption from status as an "investment company" under the Investment Company Act, provided that without the consent of each holder of the Preferred Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Preferred Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Preferred Securities as of a specified date or (b) restrict the right of a holder of the Preferred Securities to institute suit for the enforcement of any such payment on or after such date.

     So long as the Junior Subordinated Debentures are held by the Property Trustee, the Trust Issuer Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of the Junior Subordinated Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trust Issuer Trustees shall not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee shall notify each holder of the Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trust Issuer Trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Trust Issuer will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of the Preferred Securities may be given at a meeting of holders of the Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of the Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of the Preferred Securities in the manner set forth in the Trust Agreement.

     No vote or consent of the holders of the Preferred Securities will be required for the Trust Issuer to redeem and cancel the Preferred Securities in accordance with the Trust Agreement.

     Notwithstanding that holders of the Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trust Issuer Trustees or any affiliate of the Company or the Trust Issuer Trustees shall, for purposes of such vote or consent, be treated as if they were not outstanding.

LIQUIDATION VALUE

     The amount payable on the Preferred Securities in the event of any liquidation of the Trust Issuer is $25 per Preferred Security plus accumulated and unpaid Distributions, which may be in the form of a distribution of such amount in Junior Subordinated Debentures, subject to certain exceptions. See "Description of the Preferred Securities --Liquidation Distribution Upon Termination."

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

EXPENSES AND TAXES

     In the Indenture, the Company, as borrower, has agreed to pay all debts and other obligations (other than with respect to the Preferred Securities) and all costs and expenses of the Trust Issuer (including costs and expenses relating to the organization of the Trust Issuer, the fees and expenses of the Trust Issuer Trustee and the costs and expenses relating to the operation of the Trust Issuer) and to pay any and all taxes and all costs and expenses with respect thereto (other than United States withholding taxes) to which the Trust Issuer might become subject. The foregoing obligations of the Company under the Indenture are for the benefit of, and shall be enforceable by, any person to whom any such debts, obligations, costs, expenses and taxes are owed (a "Creditor") whether or not such Creditor has received notice thereof. Any such Creditor may enforce such obligations of the Company directly against the Company, and the Company has irrevocably waived any right or remedy to require that any such Creditor take any action against the Trust Issuer or any other person before proceeding against the Company. The Company has also agreed in the Indenture to execute such additional agreements as may be necessary or desirable to give full effect to the foregoing.

BOOK ENTRY, DELIVERY AND FORM

     The Preferred Securities will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Unless and until it is exchangeable in whole on in part for the Preferred Securities in definitive form, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of such Depository or a nominee of such successor.

     Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee ("Participants") or persons that may hold interests through Participants. The Company expects that, upon the issuance of a global security, DTC will credit, on its book-entry registration and transfer system, the Participants' accounts with their respective principal amounts of the Preferred Securities represented by such global security. Ownership of beneficial interests in such global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of Participants) and on the records of Participants (with respect to interests of Persons held through Participants). Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations from the Participants through which the beneficial owner entered into the transaction. Transfers of ownership interests will be accomplished by entries on the books of Participants acting on behalf of the beneficial owners.

     So long as DTC, or its nominee, is the registered owner of a global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Securities represented by such global security for all purposes under the Junior Subordinated Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to receive physical delivery of the Preferred Securities in definitive form and will not be considered the owners or holders thereof under the Junior Subordinated Indenture. Accordingly, each person owning a beneficial interest in such a global security must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder of Preferred Securities under the Junior Subordinated Indenture. The Company understands that, under DTC's existing practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such a global security desires to take any action which a holder is entitled to take under the Junior Subordinated Indenture, DTC would authorize the Participants holding the relevant beneficial interests to take such action, and such Participants would authorize beneficial owners owning through such Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Redemption notices will also be sent to DTC. If less than all of the Preferred Securities are being redeemed, the Company understands that it is DTC's existing practice to determine by lot the amount of the interest of each Participant to be redeemed.

     Distributions on the Preferred Securities registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global security representing such Preferred Securities. None of the Company, the Trust Issuer Trustee, the Administrators, any Paying Agent or any other agent of the Company or the Trust Issuer Trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for such Preferred Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Disbursements of Distributions to Participants shall be the responsibility of DTC. DTC's practice is to credit Participants' accounts on a payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company, the Trust Issuer Trustees, the Paying Agent or any other agent of the Company, subject to any statutory or regulatory requirements as may be in effect from time to time.

     DTC may discontinue providing its services as securities depository with respect to the Preferred Securities at any time by giving reasonable notice to the Company or the Trust Issuer Trustees. If DTC notifies the Company that it is unwilling to continue as such, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by the Company within ninety days after receiving such notice or becoming aware that DTC is no longer so registered, the Company will issue the Preferred Securities in definitive form upon registration of transfer of, or in exchange for, such global security. In addition, the Company may at any time and in its sole discretion determine not to have the Preferred Securities represented by one or more global securities and, in such event, will issue Preferred Securities in definitive form in exchange for all of the global securities representing such Preferred Securities.

     DTC has advised the Company and the Trust Issuer as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Preferred Securities will be made by the Underwriter in immediately available funds.

     Secondary trading in preferred securities of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Preferred Securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Preferred Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Preferred Securities.

PAYMENT AND PAYING AGENCY

     Payments in respect of the Preferred Securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable Distribution Dates or, if the Preferred Securities are not held by DTC, such payments will be made by check mailed to the address of the holder entitled thereto. as such address appears on the securities register for the Trust Securities. The paying agent (the "Paying Agent") will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrators. The Paying Agent will be permitted to resign as Paying Agent upon 30 days' written notice to the Property Trustee and the Administrators. If the Property Trustee is no longer the Paying Agent, the Property Trustee will appoint a successor (which must be a bank or trust company reasonably acceptable to the Administrators) to act as Paying Agent.

REGISTRAR AND TRANSFER AGENT

     The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust Issuer, except for the payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. In the event of any redemption, the Trust Issuer will not be required to (i) issue, register the transfer of, or exchange any Preferred Securities during a period beginning at the opening of business 15 days before the date of mailing of a notice of redemption of any Preferred Securities called for redemption and ending at the close of business on the day of such mailing; or (ii) register the transfer of or exchange any Preferred Securities so selected for redemption, in whole or in part, except the unredeemed portion of any such Preferred Securities being redeemed in part.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as it deems advisable and in the best interests of the holders of the Preferred Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust Issuer in such a way that the Trust Issuer will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. In this connection, the Company and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Trust Issuer or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

     Holders of the Preferred Securities have no preemptive or similar rights.

     The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the laws of the State of Delaware.

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

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

     The Junior Subordinated Debentures are to be issued under an Indenture (the "Indenture") between the Company and The Bank of New York, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an Indenture under the Trust Indenture Act. This summary of certain terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture, and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     Concurrently with the issuance of the Preferred Securities, the Trust Issuer will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Junior Subordinated Debentures. The Junior Subordinated Debentures will bear interest at the annual rate of ______%, payable quarterly in arrears on January 31, April 30, July 31, and October 31 of each year (each, an "Interest Payment Date"), commencing January 31, 1998, to the person in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. It is anticipated that, until the liquidation, if any, of the Trust Issuer, the Junior Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of ____% thereof, compounded quarterly from the relevant Interest Payment Date. The term "interest" as used herein shall include quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest (as defined below), as applicable.

     The Junior Subordinated Debentures will mature on ____________, 2027 (the "Stated Maturity").

     The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt and Subordinated Debt (collectively "Senior Indebtedness") of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary, including the Bank, upon such subsidiary's liquidation or reorganization or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent that the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the Junior Subordinated Debentures will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and holders of the Junior Subordinated Debentures should look only to the assets of the Company for payments on the Junior Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt and Subordinated Debt, whether under the Indenture or any existing or other indenture that the Company may enter into in the future or otherwise.

RIGHT TO DEFER INTEREST PAYMENT OBLIGATION

     So long as no event of default under the Indenture has occurred and is continuing, the Company has the right under the Indenture at any time or from time to time during the term of the Junior Subordinated Debentures to defer the payment of interest on the Junior Subordinated Debentures for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. At the end of each Extension Period, the Company must pay all interest then accrued and unpaid on the Junior Subordinated Debentures (together with interest on such unpaid interest at the annual rate of ____%, compounded quarterly from the relevant Interest Payment Date, to the extent permitted by applicable law, referred to herein as "Compounded Interest"). During an Extension Period, interest would continue to accrue and holders of the Junior Subordinated Debentures would be required to accrue interest income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

     During any such Extension Period, the Company may not, and may not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions in common stock of the Company,
(c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its directors, officers or employees) or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures other then payments pursuant to the Guarantee; and (iii) the Company shall not redeem, purchase or acquire less than all the outstanding Junior Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, the Company may further defer the payment of interest, provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the rate of ____%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least one Business Day prior to the earlier of (i) the date interest on the Junior Subordinated Debentures would have been payable except for the election to begin such Extension Period or (ii) the date the Administrative Trustees are required to give notice of the record date, or the date such Distributions are payable, to the Nasdaq Stock Market's National Market or other applicable self-regulatory organization or to holders of the Preferred Securities as of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. The Debenture Trustee shall give notice of the Company's election to begin a new Extension Period to the holders of the Preferred Securities. There is no limitation on the number of times that the Company may elect to begin an Extension Period.

ADDITIONAL INTEREST

     If the Trust Issuer or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, the Company will pay such additional amounts (the "Additional Sums") on the Junior Subordinated Debentures as shall be required so that the Distributions payable by the Trust Issuer shall not be reduced as a result of any such additional taxes, duties or other governmental charges.

REDEMPTION OR EXCHANGE

     The Company will have the right to redeem the Junior Subordinated Debentures prior to maturity (i) on or after ____, 2002, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, in each case at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior regulatory approval if then required.

     "Investment Company Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, the Trust Issuer is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

     "Capital Treatment Event" means the receipt by the Trust of an Opinion of Counsel to the effect that, as a result of any amendment to, or change (including any proposed change) in, the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement, action or decision is announced on or after the date of original issuance of the Preferred Securities, there is more than an insubstantial risk that the Preferred Securities would not constitute Tier 1 Capital (or the then equivalent thereof) applied as if the Company (or its successor) were a bank holding company for purposes of the capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), or any capital adequacy guidelines as then in effect and applicable to the Company. There are currently no capital adequacy guidelines applicable to savings bank holding companies such as the Company.

     The Junior Subordinated Debentures will not be subject to any sinking fund.

     "Tax Event" means the receipt by the Trust Issuer of an Opinion of Counsel to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to United Stated federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes or (iii) the Trust Issuer is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

     "Opinion of Counsel" means an opinion in writing of independent legal counsel experienced in such matters as being opined upon, that is delivered to the Trustee.

     "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by the Trust Issuer on the outstanding Preferred Securities and Common Securities shall not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust Issuer has become subject as a result of a Tax Event.

     "Like Amount" means (i) with respect to a redemption of the Preferred Securities, Preferred Securities having a Liquidation Amount equal to that portion of the principal amount of the Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, allocated to the Common Securities and to the Preferred Securities pro rata based upon the relative Liquidation Amounts of such Preferred Securities and the proceeds of which will be used to pay the Redemption Price of such Preferred Securities and
(ii) with respect to a distribution of the Junior Subordinated Debentures to holders of the Preferred Securities in exchange therefor in connection with a dissolution or liquidation of the Trust Issuer, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Preferred Securities of the holder to whom such Junior Subordinated Debentures would be distributed.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of the Junior Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price, on and after the redemption date interest ceases to accrue on the Junior Subordinated Debentures or portions thereof called for redemption.

REGISTRATION, DENOMINATION AND TRANSFER

     The Junior Subordinated Debentures will initially be registered in the name of the Trust Issuer. If the Junior Subordinated Debentures are distributed to holders of Preferred Securities, it is anticipated that the depository arrangements for the Junior Subordinated Debentures will be substantially identical to those in effect for the Preferred Securities. See "Description of Preferred Securities -- Book Entry, Delivery and Form."

     Although DTC has agreed to the procedures described above, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days of receipt of notice from DTC to such effect, the Company will cause the Junior Subordinated Debentures to be issued in definitive form.

     Payments on Junior Subordinated Debentures represented by a global security will be made to Cede & Co., the nominee for DTC, as the registered holder of the Junior Subordinated Debentures, as described under "Description of Preferred Securities -- Book Entry, Delivery and Form." If Junior Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the Debenture Trustee in New York, New York or at the offices of any Paying Agent or transfer agent appointed by the Company, provided that payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto. However, a holder of $1 million or more in aggregate principal amount of Junior Subordinated Debentures may receive payments of interest (other than interest payable at the Stated Maturity) by wire transfer of immediately available funds upon written request to the Debenture Trustee not later than 15 calendar days prior to the date on which the interest is payable.

     Junior Subordinated Debentures will be exchangeable for other Junior Subordinated Debentures of like tenor, of any authorized denominations. and of a like aggregate principal amount.

     Junior Subordinated Debentures may be presented for exchange as provided above, and may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), at the office of the securities registrar appointed under the Indenture or at the office of any transfer agent designated by the Company for such purpose without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Company will appoint the Debenture Trustee as securities registrar under the Indenture. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures.

     In the event of any redemption, neither the Company nor the Debenture Trustee shall be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of the Junior Subordinated Debentures to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

     Any monies deposited with the Debenture Trustee or any paying agent, or then held by the Company in trust, for the payment of the principal of (and premium, if any) or interest on any Junior Subordinated Debenture and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall, at the request of the Company, be repaid to the Company and the holder of such Junior Subordinated Debenture shall thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

RESTRICTIONS ON CERTAIN PAYMENTS

     The Company will also covenant, as to the Junior Subordinated Debentures, that it will not, and will not permit any subsidiary of the Company to, (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock (other than (a) the reclassification of any class of the Company's capital stock into another class of capital stock, (b) dividends or distributions in common stock of the Company, (c) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, the issuance of stock under any such plan in the future or the redemption or repurchase of any such rights pursuant thereto, (d) payments under the Guarantee and (e) purchases of common stock related to the issuance of common stock or rights under any of the Company's benefit plans for its directors, officers or employees), (ii) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures other than payments pursuant to the Guarantee or (iii) the Company shall not redeem, purchase or acquire less than all the outstanding Junior Subordinated Debentures or any of the Preferred Securities if at such time (i) there shall have occurred an Event of Default under the Indenture with respect to the Junior Subordinated Debentures, (ii) if the Junior Subordinated Debentures are held by the Trust Issuer, the Company shall be in default with respect to its payment of any obligations under the Guarantee relating to such Preferred Securities or (iii) the Company shall have given notice of its selection of an Extension Period as provided in the Indenture with respect to the Junior Subordinated Debentures and shall not have rescinded such notice, or such Extension Period, or any extension thereof, shall be continuing.

MODIFICATION OF INDENTURE

     From time to time the Company and the Debenture Trustee may, without the consent of the holders of the Junior Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, provided that any such action does not materially adversely affect the interest of the holders of the Junior Subordinated Debentures or the ability to qualify, or maintain the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the Junior Subordinated Debentures affected, to modify the Indenture in a manner affecting the rights of the holders of the Junior Subordinated Debentures, provided that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture so affected, (i) extend the Stated Maturity of the Junior Subordinated Debentures, reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon or (ii) reduce the percentage of principal amount of the Junior Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture.

DEBENTURE EVENTS OF DEFAULT

     The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes a "Debenture Event of Default":

          (i) failure for 30 days to pay interest (including Additional Interest or Compounded Interest, if any) on the Junior Subordinated Debentures when due (subject to the deferral of certain due dates in the case of an Extension Period); or

          (ii) failure to pay any principal on the Junior Subordinated Debentures when due, whether at maturity, upon declaration of acceleration of maturity or otherwise; or

          (iii) failure to observe or perform certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the outstanding Junior Subordinated Debentures; or

          (iv) certain events in bankruptcy, insolvency or reorganization of the Company, subject in certain instances to any such event remaining in effect for a period of 60 consecutive days.

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

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default.
The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee.

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures affected thereby may, on behalf of the holders of all the Junior Subordinated Debentures, waive any past default, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Subordinated Debenture. The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

     If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debentures on the date such interest or principal is otherwise payable, a holder of the Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on the Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, the Trust Issuer may become subject to the reporting obligations under the Exchange Act. The Company shall have the right under the Indenture to set-off any payment made to such holder of the Preferred Securities by the Company in connection with a Direct Action.

     The holders of the Preferred Securities will not be able to exercise directly any remedies other than those set forth in the preceding paragraph available to the holders of the Junior Subordinated Debentures. See "Description of the Preferred Securities--Events of Default; Notice."

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

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     The Indenture provides that the Company shall not consolidate with or merge into any other entity or convey, transfer or lease its properties and assets substantially as an entirety to any entity, and no entity shall consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless: (i) in the event the Company consolidates with or merges into another entity or conveys or transfers its properties and assets substantially as an entirety to any entity, the successor entity is organized under the laws of the United States or any state or the District of Columbia, and such successor entity expressly assumes the Company's obligations on the Junior Subordinated Debentures issued under the Indenture; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; and (iii) certain other conditions as prescribed by the Indenture are met.

     The general provisions of the Indenture do not afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Junior Subordinated Debentures.

SATISFACTION AND DISCHARGE

     The Indenture provides that when, among other things, all of the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount in the currency or currencies in which the Junior Subordinated Debentures are payable sufficient to pay and discharge the entire indebtedness on the Junior Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity, as the case may be, then the Indenture will cease to be of further effect (except as to the Company's obligations to pay all other sums due pursuant to the Indenture and to provide the officers' certificates and opinions of counsel described therein), and the Company will be deemed to have satisfied and discharged the Indenture.

SUBORDINATION

     In the Indenture, the Company has covenanted and agreed that the Junior Subordinated Debentures issued thereunder will be subordinate and junior in right of payment to all Senior Indebtedness to the extent provided in the Indenture. Upon any payment or distribution of assets to creditors upon the liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Indebtedness will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Indebtedness before the holders of the Junior Subordinated Debentures, or the Property Trustee on behalf of the holders, will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debentures.

     In the event of the acceleration of the maturity of any of the Junior Subordinated Debentures, the holders of all Senior Indebtedness outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Junior Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest, if any, on the Junior Subordinated Debentures.

     No payments on account of principal or interest, if any, in respect of the Junior Subordinated Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness or an event of default with respect to any Senior Indebtedness resulting in the acceleration of the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default.

     "Debt" means with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent: (i) every obligation of such Person for money borrowed; (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (v) every capital lease obligation of such Person; (vi) all indebtedness of such Person whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity forward contracts, options and swaps and similar arrangements; and (vii) every obligation of the type referred to in clauses (i) through (vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Junior Subordinated Debentures; provided, however, that Senior Debt shall not be deemed to include:
(i) any Debt of the Company which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, and (iii) any Debt to any employee of the Company.

     "Subordinated Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Debentures), except that Subordinated Debt shall not include debentures sold by the Company to the Trust.

     The Indenture places no limitation on the amount of Senior Indebtedness, that may be incurred by the Company. The Company may from time to time incur indebtedness constituting Senior Indebtedness.

GOVERNING LAW

     The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

     The Debenture Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of the Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

DISTRIBUTION OF THE JUNIOR SUBORDINATED DEBENTURES

     As described under "Description of the Preferred Securities--Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders," under certain circumstances involving the termination of the Trust Issuer, Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities in exchange therefor upon liquidation of the Trust Issuer, after satisfaction of liabilities to creditors of the Trust Issuer as provided by applicable law. Any such distribution will be subject to receipt of prior regulatory approval if then required. If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of the Trust Issuer, the Company will use its best efforts to list the Junior Subordinated Debentures on the Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of the Preferred Securities.

PAYMENT AND PAYING AGENTS

     Payment of principal of and any interest on the Junior Subordinated Debentures will be made at the offices of the Debenture Trustee in the city of New York or at the offices of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Securities Register or (ii) by transfer to an account maintained by the Person entitled thereto as specified in the Securities Register, provided that proper transfer instructions have been received by the Regular Record Date. Payment of any interest on the Junior Subordinated Debentures will be made to the Person in whose name the Subordinated Debenture is registered at the close of business on the Regular Record Date for such interest, except in the case of Defaulted Interest. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however, the Company will at all times be required to maintain a Paying Agent in each Place of Payment for the Junior Subordinated Debentures.

     Any moneys deposited with the Debenture Trustee or any Paying Agent, or then held by the Company in trust, for the payment of the principal of or interest on the Junior Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable shall be repaid to the Company upon written request of the Company on May 31 of each year or (if then held in trust by the Company) will be discharged from such trust and the holders of the Junior Subordinated Debentures shall thereafter look, as general unsecured creditors, only to the Company for payment thereof.

REGISTRAR AND TRANSFER AGENT

     The Debenture Trustee will act as the registrar and the transfer agent for the Junior Subordinated Debentures. Junior Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed) at the office of the registrar. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided that the Company maintains a transfer agent in the place of payment. The Company may at any time designate additional transfer agents with respect to the Junior Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Trustee will be required to (i) issue, register the transfer of or exchange Junior Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Junior Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Junior Subordinated Debentures so selected for redemption, except, in the case of any Junior Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

                         DESCRIPTION OF THE GUARANTEE

     A Guarantee will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities for the benefit of the holders from time to time of such Preferred Securities (the "Guarantee"). The Bank of New York will act as trustee ("Guarantee Trustee") under the Guarantee. This summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     The Company will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust Issuer may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of the Trust Issuer (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Trust Issuer has funds on hand available therefor at such time,
(ii) the Redemption Price with respect to any Preferred Securities called for redemption, to the extent that the Trust Issuer has funds on hand available therefor at such time, or (iii) upon a voluntary or involuntary dissolution, winding up or termination of the Trust Issuer (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities), the lesser of (a) the Liquidation Distribution, to the extent that the Trust Issuer has funds available therefor at such time, and (b) the amount of assets of the Trust Issuer remaining available for distribution to holders of the Preferred Securities after satisfaction of liabilities to creditors of the Trust Issuer as required by applicable law. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing the Trust Issuer to pay such amounts to such holders.

     The Guarantee will be an irrevocable guarantee on a subordinated basis of the Trust Issuer's obligations under the Preferred Securities, but will apply only to the extent that the Trust Issuer has funds sufficient to make such payments, and is not a guarantee of collection.

     If the Company does not make interest payments on the Junior Subordinated Debentures held by the Trust Issuer, the Trust Issuer will not be able to pay Distributions on the Preferred Securities and will not have funds legally available therefor. The Guarantee will rank subordinate and junior in right of payment to all Senior Debt of the Company. See "Description of the Guarantee-- Status of the Guarantee." Because the Company is a holding company, the right of the Company to participate in any distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent the Company may itself be recognized as a creditor of that subsidiary. Accordingly, the

Company's obligations under the Guarantee will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder. The Guarantee does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt, whether under the Indenture, any other indenture that the Company may enter into in the future, or otherwise. The Company may from time to time to incur indebtedness constituting Senior Indebtedness.

     The Company and the Trust Issuer believe that the Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of the Trust Issuer's obligations under the Preferred Securities, on a subordinated basis. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures, the Expense Agreement and the Guarantee."

STATUS OF THE GUARANTEE

     The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Indebtedness of the Company in the same manner as the Junior Subordinated Debentures.

     The Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be held for the benefit of the holders of the Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Trust Issuer or upon distribution to the holders of the Preferred Securities of the Junior Subordinated Debentures.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes that do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of such outstanding Preferred Securities. The manner of obtaining any such approval will be as set forth under "Description of the Preferred Securities--Voting Rights; Amendment of the Trust Agreement." All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

     An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payments or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of such Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in the performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Preferred Securities unless it is offered reasonable indemnity by such holder against the costs, expenses and liabilities that might be incurred thereby. The Guarantee Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Guarantee Trustee reasonably believes repayment or adequate indemnity is not reasonably assured to it.

TERMINATION OF THE GUARANTEE

     The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of the Trust Issuer, or (c) distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities in exchange therefor. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under the Preferred Securities or the Guarantee.

GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of laws principles thereof.

THE EXPENSE AGREEMENT

     Pursuant to the Expense Agreement entered into by the Company under the Trust Agreement (the "Expense Agreement"), the Company will irrevocably and unconditionally guarantee to each person or entity to whom the Trust Issuer becomes indebted or liable, the full payment of any costs, expenses or liabilities of the Trust Issuer, other than obligations of the Trust Issuer to pay to the holders of the Preferred Securities the amounts due such holders
pursuant to the terms of the Preferred Securities.   Third party creditors of
the Trust Issuer may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.


                 RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                THE JUNIOR SUBORDINATED DEBENTURES, THE EXPENSE
                          AGREEMENT AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Trust Issuer has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and the Trust Issuer believe that, taken together, the Company's obligations under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the Preferred Securities, on a subordinated basis. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust Issuer's obligations under the Preferred Securities. If and to the extent that the Company does not make payments on the Junior Subordinated Debentures, the Trust Issuer will not pay Distributions or other amounts due on its Preferred Securities. The Guarantee does not cover payment of Distributions when the Trust Issuer does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of the Preferred Securities is to institute a Direct Action against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because: (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Preferred Securities and Common Securities; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities; (iii) the Company shall pay for all and any costs, expenses and liabilities of the Trust Issuer except the Trust Issuer's obligations to holders of its Preferred Securities; and (iv) the Trust Agreement further provides that the Trust Issuer will not engage in any activity that is not consistent with the limited purposes of the Trust Issuer.

     Notwithstanding anything to the contrary in the Indenture, the Company has the right to set off any payment it is otherwise required to make thereunder with and to the extent the Company has theretofore made, or is concurrently on the date of making such payment, a payment under the Guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF THE PREFERRED SECURITIES

     A holder of a Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Trust Issuer or any other person or entity.

     A default or event of default under any Senior Debt of the Company would not constitute a default or event of default under the Indenture. However, in the event of payment defaults under, or acceleration of, Senior Debt of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Junior Subordinated Debentures would constitute an event of default under the Indenture.

LIMITED PURPOSE OF THE TRUST ISSUER

     The Preferred Securities evidence a preferred undivided beneficial interest in the Trust Issuer, and the Trust Issuer exists for the sole purpose of issuing its Preferred Securities and Common Securities and investing the proceeds thereof in Junior Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of the Preferred Securities is entitled to receive Distributions from the Trust Issuer (or from the Company under the Guarantee) if, and to the extent, the Trust Issuer has funds available for the payment of such Distributions.

RIGHTS UPON DISSOLUTION

     Upon any voluntary or involuntary dissolution, winding-up or liquidation of the Trust Issuer involving the liquidation of the Junior Subordinated Debentures, after satisfaction of liabilities to creditors of the Trust Issuer, if any, as provided by applicable law, the holders of the Preferred Securities will be entitled to receive, out of assets held by the Trust Issuer, the Liquidation

Distribution in cash. See "Description of the Preferred Securities-Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt as set forth in the Indenture, but entitled to receive payment in full of principal and interest, before any stockholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Trust Issuer (other than the Trust Issuer's obligations to the holders of its Preferred Securities), the positions of a holder of such Preferred Securities and a holder of the Junior Subordinated Debentures relative to other creditors and to stockholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Preferred Securities. This summary addresses only the tax consequences to a person that acquires Preferred Securities on their original issue at their original offering price and does not address the tax consequences to persons that may be subject to special treatment under United States federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, employee benefit plans, tax-exempt organizations, dealers in securities or currencies, persons that will hold Preferred Securities as part of a position in a "straddle" or as part of a "hedging", "conversion" or other integrated investment transaction for federal income tax purposes, persons whose functional currency is not the United States dollar or persons that do not hold Preferred Securities as capital assets.

     The statements of law or legal conclusions set forth in this summary constitute the opinion of Silver, Freedman & Taff, L.L.P. ("Silver Freedman"), special tax counsel to the Company and the Trust Issuer. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of the Preferred Securities.
See "Certain Federal Income Tax Consequences--Possible Tax Law Changes." The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of the Preferred Securities may differ from the treatment described below.

     PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

CLASSIFICATION OF THE TRUST ISSUER

     In the opinion of Silver Freedman, under current law, the Trust Issuer will not be classified as an association taxable as a corporation for United States federal income tax purposes. As a result, each beneficial owner of Preferred Securities (a "Securityholder") will be required to include in its gross income its pro rata share of the interest (or accrued original issue discount) with respect to the Junior Subordinated Debentures. See "--Interest Income and Original Issue Discount." No amount included in income with respect to the Preferred Securities will be eligible for the dividends-received deduction.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Under applicable Treasury regulations (the "Regulations"), if the terms and conditions of a debt instrument make the likelihood that stated interest will not be timely paid a "remote" contingency, such contingency will be ignored in determining whether the debt instrument is issued with original issue discount ("OID"). The Company believes that the likelihood of its exercising its option to defer payments of interest on the Junior Subordinated Debentures is remote, since exercising that option would prevent it from declaring dividends on any class of its stock. Based on the foregoing, the Company intends to take the position that the Junior Subordinated Debentures were not issued with OID and, accordingly, a Securityholder should include in gross income only such Securityholder's pro rata share of stated interest on the Junior Subordinated Debentures in accordance with such Securityholder's method of tax accounting.

     The Regulations have not yet been addressed in any rulings or other published interpretations by the Internal Revenue Service (the "IRS"). In the opinion of Silver Freedman, it is not unreasonable for the Company to take the position that the Junior Subordinated Debentures will not be issued with OID. However, it is possible the IRS could take the position that the likelihood of deferral was not a remote contingency within the meaning of the Regulations.

     Under the Regulations, if the Company were to exercise its option to defer payments of interest after treating the Junior Subordinated Debentures as issued without OID, the Junior Subordinated Debentures would be treated as re-issued with OID at that time, and all stated interest (and de minimis OID, if any) on the Junior Subordinated Debentures would thereafter be treated as OID as long as the Junior Subordinated Debentures remained outstanding. In such event, all of a Securityholder's income with respect to the Junior Subordinated Debentures would be accounted for as OID on an economic accrual basis regardless of such Securityholder's method of tax accounting, and actual distributions of stated interest would not be includable in gross income. Consequently, a Securityholder would be required to include OID in gross income even though the Company would not make any actual cash payments during an Extension Period.

     A Securityholder that disposed of Preferred Securities prior to the record date for the payment of Distributions following an Extension Period would include OID in gross income but would not receive any cash related thereto from the Trust Issuer. Any amount of OID included in a Securityholder's gross income (whether or not during an Extension Period) would increase such Securityholder's tax basis in its Preferred Securities, and the amount of Distributions not includable in gross income would reduce such Securityholder's tax basis in its Preferred Securities.

DISTRIBUTION OF THE JUNIOR SUBORDINATED DEBENTURES TO HOLDERS OF THE PREFERRED SECURITIES

     Under current law, a distribution by the Trust Issuer of the Junior Subordinated Debentures as described under the caption "Description of the Preferred Securities-Liquidation of the Trust Issuer and Distribution of the Junior Subordinated Debentures to Holders" will be nontaxable and will result in a Securityholder's receiving directly its pro rata share of the Junior Subordinated Debentures previously held indirectly through the Trust Issuer, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such Securityholder had in its Preferred Securities before such distribution. A Securityholder will account for interest in respect of the Junior Subordinated Debentures received from the Trust Issuer in the manner described above under "Certain Federal Income Tax Consequences--Interest Income and Original Issue Discount."

SALES OR REDEMPTION OF THE PREFERRED SECURITIES

     Gain or loss will be recognized by a Securityholder on a sale of the Preferred Securities (including a redemption for cash) in an amount equal to the difference between the amount realized and the Securityholder's adjusted tax basis in the Preferred Securities sold or so redeemed. Gain or loss recognized by a Securityholder on Preferred Securities held for more than one year will generally be taxable as long-term capital gain or loss. Pursuant to the Taxpayer Relief Act of 1997, on or after July 29, 1997, Preferred Securities held by an individual for more than 18 months are accorded a capital gains tax rate of 20% (or a rate of 10%, if the individual taxpayer is in the 15% tax bracket). On or after July 29, 1997, Preferred Securities held by an individual for more than one year, but not more than 18 months, are accorded a capital gains tax rate of 28%.

     If the Company were to exercise its option to defer payments of interest on the Junior Subordinated Debentures, the Preferred Securities might trade at a price that did not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures. A Securityholder that disposed of its Preferred Securities between record dates for payments of Distributions (and consequently did not receive a Distribution from the Trust Issuer for the period prior to such disposition) would nevertheless be required to include in income as ordinary income accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition and to add such amount to its adjusted tax basis in its Preferred Securities disposed of. Such Securityholder would recognize a capital loss on the disposition of its Preferred Securities to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) was less than the Securityholder's adjusted tax basis in the Preferred Securities (which would include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for federal income tax purposes.

UNITED STATES ALIEN HOLDERS

     For purposes of this discussion, a "United States Alien Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a non-resident fiduciary of a foreign estate or trust.

     Under current United States federal income tax law: (i) payments by the Trust Issuer or any of its paying agents to any Securityholder who or which is a United States Alien Holder will not be subject to United States federal withholding tax; provided, that (a) the Securityholder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (b) the Securityholder is not a controlled foreign corporation that is related to the Company through stock ownership and (c) either (A) the Securityholder certifies to the Trust Issuer or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") certifies to the Trust Issuer or its agent, under penalties of perjury, that such statement has been received from the Securityholder by it or by a Financial Institution holding such security for the Securityholder and furnishes the Trust Issuer or its agent with a copy thereof, and (ii) a United States Alien Holder of a Preferred Security will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition of a Preferred Security.

     Proposed Treasury regulations (the "Proposed Regulations") would provide alternative methods for satisfying the certification requirement described in clause (i)(c) above. The Proposed Regulations also would require, in the case of Preferred Securities held by a foreign partnership, that (x) the certification described in clause (i)(c) above be provided by the partners rather than by the foreign partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule would apply in the case of tiered partnerships. The Proposed Regulations are proposed to be effective for payments made after December 31, 1997. There can be no assurance that the regulations will be adopted or as to the provisions that they will include if and when adopted in temporary or final form. The Trust Issuer will issue a Form 1042 or Form 1042S, where appropriate.

INFORMATION REPORTING TO SECURITYHOLDERS

     Generally, income on the Preferred Securities will be reported to Securityholders on Forms 1099-INT, which will be mailed to Securityholders by January 31 following each calendar year.

BACKUP WITHHOLDING

     Payments made on, and proceeds from the sale of, Preferred Securities may be subject to a "backup" withholding tax of 31% unless the Securityholder complies with certain certification requirements. Any withheld amounts will be allowed as a credit against the Securityholder's United States federal income tax, provided the required information is provided to the Internal Revenue Service on a timely basis.

                             ERISA CONSIDERATIONS

     The Company and certain affiliates of the Company may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of Section 4975 of the Code with respect to many employee benefit plans ("Plans") that are subject to ERISA. The purchase of the Preferred Securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975(e)(1) of the Code and with respect to which the Company, or any affiliate of the Company, is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or
Section 4975 of the Code, unless the Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan proposing to acquire any Preferred Securities should consult with its counsel.

                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") dated ________, 1997, among the Company, the Trust Issuer and Ryan, Beck & Co. (the "Underwriter"), the Trust Issuer has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Trust Issuer, $30,000,000 aggregate Liquidation Amount of Preferred Securities at the public offering price subject to the underwriting commissions set forth on the cover page of this Prospectus.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will purchase all of the Preferred Securities offered hereby if any of such Preferred Securities are purchased.

     The Company has been advised by the Underwriter that the Underwriter proposes to offer the Preferred Securities to the public and other dealers at the public offering price set forth on the cover page of this Prospectus and will share with certain dealers from its commission a concession not in excess of $____ per Preferred Security. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $____ per Preferred Security to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriter.

     The Company has granted to the Underwriter an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to an additional $4,500,000 aggregate Liquidation Amount of the Preferred Securities at the public offering price plus accrued Distributions, if any, from ________, 1997. To the extent that the Underwriter exercises such option, the Company will be obligated, pursuant to the option, to sell such Preferred Securities to the Underwriter. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the Preferred Securities offered hereby. If purchased, the Underwriter will offer such additional Preferred Securities on the same terms as those on which the $30,000,000 aggregate Liquidation Amount of the Preferred Securities are being offered.

     In view of the fact that the proceeds from the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures issued by the Company, the Underwriting Agreement provides that the Company will pay as compensation for the Underwriter's arranging the investment therein of such proceeds an amount of $____ per Preferred Security (or $_______ ($_______ if the over-allotment option is exercised in full) in the aggregate). The Company has also agreed to reimburse the Underwriter for its reasonable out-of-pocket expenses, including legal fees and expenses relating to the Offering of the Preferred Securities.

     In connection with the offering of the Preferred Securities, the Underwriter and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriter creates a short position for its own account by selling more Preferred Securities than it is committed to purchase from the Trust Issuer. In such a case, to cover all or part of the short position, the Underwriter may exercise the over-allotment option described above or may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriter also may engage in stabilizing transactions in which it bids for, and purchases, shares of the Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities. The Underwriter also may reclaim any selling concessions allowed to an Underwriter or dealer if the Underwriter repurchases shares distributed by the Underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. The Underwriter is not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

     Because the National Association of Securities Dealers, Inc. ("NASD") is expected to view the Preferred Securities as interests in a direct participation program, the offering of the Preferred Securities is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

     The Preferred Securities are a new issue of securities with no established trading market. The Company and the Trust Issuer have been advised by the Underwriter that it intends to make a market in the Preferred Securities. However, the Underwriter is not obligated to do so and such market making may be interrupted or discontinued at any time without notice at the sole discretion of the Underwriter. Application has been made by the Company to list the Preferred Securities on the Nasdaq National Market, but one of the requirements for listing and continuing listing is the presence of two market makers for the Preferred Securities, and the presence of a second market maker cannot be assured. Accordingly, no assurance can be given as to the development or liquidity of any market for the Preferred Securities.

     The Company and the Trust Issuer have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

     The Underwriter has in the past and may in the future perform various services for the Company, including investment banking services, for which it has and will receive customary fees for such services.


                            VALIDITY OF SECURITIES

     Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the creation of the Trust Issuer will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Company and the Trust Issuer. The validity of the Guarantee and the Junior Subordinated Debentures will be passed upon for the Company by Silver, Freedman & Taff, L.L.P. Certain legal matters will be passed upon for the Underwriters by Thacher Proffitt & Wood. Certain matters relating to the United States federal income tax considerations will be passed upon for the Company by Silver, Freedman & Taff, L.L.P.


                                    EXPERTS

     The consolidated financial statements of the Company and subsidiary as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997 included in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company and the Trust Issuer have filed with the Commission a Registration Statement on Form S-2 (together with all amendments thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Preferred Securities, the Junior Subordinated Debentures and the Guarantee. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company, the Trust Issuer, the Preferred Securities and the Junior Subordinated Debentures, reference is made to the Registration Statement, including the exhibits thereto. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirely by such reference. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

     No separate financial statements of the Trust Issuer have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of the Trust Issuer will be owned by the Company, a reporting company under the Exchange Act, (ii) the Trust Issuer has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of the Trust Issuer and investing the proceeds thereof in Junior Subordinated Debentures issued by the Company, and
(iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of the Trust Issuer under the Indenture and pursuant to the Trust Agreement, the guarantee issued by the Company with respect to the Preferred Securities, the Junior Subordinated Debentures purchased by the Trust Issuer, the related Indenture and the Expense Agreement, taken together, constitute, in the belief of the Company and the Trust Issuer full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Junior Subordinated Debentures" and "Description of the Guarantee."

     The Trust Issuer is not currently subject to the information reporting requirements of the Exchange Act and the Company does not expect that the Trust Issuer will file reports, proxy statements and other information under the Exchange Act with the Commission.

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


PENNFED FINANCIAL SERVICES, INC.

     Report of Independent Certified Public Accountants
     Consolidated Statements of Financial Condition at June 30, 1997 and 1996 Consolidated Statements of Income for the three years ended June 30, 1997,
          1996 and 1995
     Consolidated Statements of Changes in Stockholders' Equity for the three years ended June 30, 1997, 1996 and 1995
     Consolidated Statements of Cash Flows for the years ended June 30, 1997,
          1996 and 1995
     Notes to Consolidated Financial Statements

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
PennFed Financial Services, Inc. and Subsidiary
West Orange, New Jersey

We have audited the accompanying consolidated statements of financial condition of PennFed Financial Services, Inc. and Subsidiary (the "Company") as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PennFed Financial Services, Inc. and Subsidiary as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for investments in the year ended June 30, 1995 to conform with Statement of Financial Accounting Standards No. 115.


DELOITTE & TOUCHE, LLP

PARSIPPANY, NEW JERSEY
July 31, 1997

                 Penned Financial Services, Inc. and Subsidary

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                             JUNE 30,
                                                                                                  -----------------------------
                                                                                                     1997              1996
                                                                                                  ----------         ----------
                                                                                                       (DOLLARS IN THOUSANDS)
ASSETS
Cash and cash equivalents...............................................................          $   10,729         $   11,629
Investment securities held to maturity, at amortized cost,
   market value of $35,432 and $21,502 at June 30, 1997 and 1996........................              35,290             21,288
Mortgage-backed securities held to maturity, at amortized cost, market
   value of $291,125 and $344,331 at June 30, 1997 and 1996.............................             288,539            346,068
Loans held for sale.....................................................................                 ---                 88
Loans receivable, net of allowance for loan losses of $2,622 and
  $2,630 at June 30, 1997 and 1996......................................................             931,451            652,483
Premises and equipment, net.............................................................              16,435             16,035
Real estate owned, net..................................................................                 884              1,083
Federal Home Loan Bank of New York stock, at cost.......................................              12,413              8,052
Accrued interest receivable, net........................................................               7,196              6,742
Goodwill and other intangible assets....................................................              15,918             18,430
Other assets............................................................................               2,896              4,626
                                                                                                  ----------         ----------
                                                                                                  $1,321,751         $1,086,524
                                                                                                  ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits................................................................................          $  918,160         $  836,416
Federal Home Loan Bank of New York advances.............................................             205,465            105,000
Other borrowings........................................................................              82,750             41,700
Mortgage escrow funds...................................................................               8,855              5,930
Due to banks............................................................................               7,237              5,989
Accounts payable and other liabilities..................................................               2,014                925
                                                                                                  ----------         ----------
Total liabilities.......................................................................           1,224,481            995,960
                                                                                                  ----------         ----------

COMMITMENTS AND CONTINGENCIES (NOTE O)
Stockholders' Equity:
Serial preferred stock, $.01 par value, 7,000,000 shares authorized,
   no shares issued.....................................................................                 ---                ---
Common stock, $.01 par value, 15,000,000 shares authorized,
    5,950,000 shares issued and 4,822,124 and 4,823,665 shares outstanding at June 30, 1997 and 1996 (excluding shares held in
    treasury of 1,127,876 and 1,126,335 at June 30, 1997 and 1996)......................                  60                 60
Additional paid-in capital..............................................................              57,441             57,057
Restricted stock - Management Recognition Plan..........................................              (1,062)            (1,316)
Employee Stock Ownership Plan Trust debt................................................              (3,671)            (4,061)
Retained earnings, partially restricted.................................................              61,051             55,172
Treasury stock, at cost, 1,127,876 and 1,126,335 shares at
  June 30, 1997 and 1996................................................................             (16,549)           (16,348)
Total stockholders' equity..............................................................              97,270             90,564
                                                                                                  ----------         ----------
                                                                                                  $1,321,751         $1,086,524
                                                                                                  ==========         ==========

                See notes to consolidated financial statements.

                PennFed Financial Services, Inc. and Subsidary

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                                   FOR THE YEARS ENDED JUNE 30,
                                                                        ----------------------------------------------------
                                                                           1997                  1996                1995
                                                                        ----------            ----------          ----------
                                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INTEREST AND DIVIDEND INCOME:
  Interest and fees on loans...................................         $   61,768            $   43,275          $   34,064
  Interest on federal funds sold...............................                ---                     1                 632
  Interest and dividends on investment securities..............              1,603                 2,298               1,880
  Interest on mortgage-backed securities.......................             22,030                22,549              16,143
                                                                        ----------            ----------          ----------
                                                                            85,401                68,123              52,719
                                                                        ----------            ----------          ----------
INTEREST EXPENSE:
  Deposits.....................................................             40,172                33,601              25,631
  Borrowed funds...............................................             12,901                 5,520               1,522
                                                                        ----------            ----------          ----------
                                                                            53,073                39,121              27,153
                                                                        ----------            ----------          ----------
  Net Interest and Dividend Income Before Provision
     for Loan Losses...........................................             32,328                29,002              25,566
  Provision for Loan Losses....................................                635                   610                 569
                                                                        ----------            ----------          ----------
  Net Interest and Dividend Income After Provision
     for Loan Losses...........................................             31,693                28,392              24,997
                                                                        ----------            ----------          ----------

NON-INTEREST INCOME:
  Service charges..............................................              1,666                 1,602               1,476
  Net gain (loss) from real estate operations..................               (181)                  104                 117
  Net gain on sales of investment securities...................                ---                    94                 ---
  Other........................................................                298                   402                 532
                                                                        ----------            ----------          ----------
                                                                             1,783                 2,202               2,125
                                                                        ----------            ----------          ----------
NON-INTEREST EXPENSES:
  Compensation and employee benefits...........................              7,897                 7,617               8,605
  Net occupancy expense........................................              1,129                 1,129               1,053
  Equipment....................................................              1,580                 1,580               1,568
  Advertising..................................................                326                   298                 273
  Amortization of intangibles..................................              2,512                 2,625               1,395
  Federal deposit insurance premium............................              1,112                 1,680               1,325
  SAIF recapitalization assessment.............................              4,813                   ---                 ---
  Other........................................................              3,016                 2,713               3,342
                                                                        ----------            ----------          ----------

                                                                            22,385                17,642              17,561
                                                                        ----------            ----------          ----------

  Income Before Income Taxes...................................             11,091                12,952               9,561
  Income Tax Expense...........................................              4,205                 5,111               3,921
                                                                        ----------            ----------          ----------
  Net Income...................................................         $    6,886            $    7,841          $    5,640
                                                                        ==========            ==========          ==========

WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING:
   Primary.....................................................          4,719,928             5,063,218           5,233,497
                                                                        ==========            ==========          ==========
  Fully diluted................................................          4,786,491             5,078,439           5,326,487
                                                                        ==========            ==========          ==========

NET INCOME PER COMMON SHARE:
   Primary.....................................................              $1.46                 $1.55               $1.08
                                                                        ==========            ==========          ==========
   Fully diluted...............................................              $1.44                 $1.55               $1.08
                                                                        ==========            ==========          ==========

               See notes to consolidated financial statements.

                       PennFed Financial Services, Inc.
                          CONSOLIDATED STATEMENTS OF
                        CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


                                                                  RESTRICTED      EMPLOYEE                 UNREALIZED
                                                                    STOCK-         STOCK                     GAIN ON
                                   SERIAL            ADDITIONAL  MANAGEMENT      OWNERSHIP                 INVESTMENTS
                                  PREFERRED  COMMON  PAID-IN      RECOGNITION    PLAN TRUST   RETAINED      AVAILABLE     TREASURY
                                    STOCK    STOCK    CAPITAL        PLAN           DEBT       EARNINGS     FOR SALE       STOCK
                                  ---------  -------  --------    -----------     ---------    --------    ----------     --------
Balance at June 30, 1994......... $  ---     $ ---   $   ---        $ ---           $ ---     $ 41,985       $ ---       $    ---

Net proceeds from 5,950,000
shares of common stock
issued in stock conversion.......               60    56,828

Acquisition of 476,000 shares
 of stock by ESOP................                                                  (4,760)

Allocation of ESOP stock.........                                                     337

ESOP adjustment..................                         53

Purchase of 534,000 shares of
 treasury stock..................                                                                                          (6,472)

Issuance of 208,845 shares of
 treasury stock for MRP..........                                  (2,194)                        (292)                     2,486

Amortization of MRP stock........                                     440

Increase in unrealized gain on
 investments available for sale..                                                                               59

Net income for the year ended
 June 30, 1995...................                                                                5,640
                                    ----     ------  -------       -------        -------      -------       -----         ------

Balance at June 30, 1995.........    ---        60    56,881       (1,754)         (4,423)      47,333          59         (3,986)

Allocation of ESOP Stock.........                                                     362

ESOP Adjustment..................                        176

Purchase of 801,860 shares of
 treasury stock..................                                                                                         (12,370)

Issuance of 680 shares of
 treasury stock for options
  exercised......................                                                                   (2)                         8

Amortization of MRP stock........                                     438

Decrease in unrealized gain on
 investments available for sale..                                                                              (59)

Net income for the year ended
 June 30, 1996...................                                                                7,841
                                    ----     ------  -------       -------        -------      -------       -----         ------

Balance at June 30, 1996.........    ---        60    57,057       (1,316)         (4,061)      55,172         ---        (16,348)

Allocation of ESOP stock.........                                                     390

ESOP and MRP adjustment..........                        345

Purchase of 32,500 shares of                                                                                                 (651)
 treasury stock..................

Issuance of 1,804 shares of
 treasury stock for options                                                                        (20)                        27
  exercised and DRP..............

Issuance of 29,155 shares of
 treasury stock for MRP..........                         39         (462)                                                    423


Amortization of MRP stock........                                     716

Cash dividends...................                                                                 (987)

Net income for the year ended
 June 30, 1997...................                                                                6,886
                                    ----     ------  -------       -------        -------      -------       -----         ------

Balance at June 30, 1997......... $  ---      $ 60   $57,441      $(1,062)        $(3,671)    $ 61,051       $ ---       $(16,549)
                                    ====     ======  =======       =======        =======      =======       =====         ======

                See notes to consolidated financial statements.

                Pennfed Financial Services, Inc. and Subsidiary

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      FOR THE YEARS ENDED JUNE 30,
                                                                            ----------------------------------------------
                                                                                 1997             1996              1995
                                                                            ------------     --------------     ----------
                                                                                              (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................................................    $   6,886         $   7,841          $   5,640
  Adjustments to reconcile net income to net cash provided by operating activities:
  Proceeds from sales of loans held for sale............................          585               273              1,362
  Originations of loans held for sale...................................         (497)             (361)              (826)
  Gain on sales of investment securities................................          ---               (94)               ---
  Gain on sales of real estate owned....................................          (29)            ( 236)              (597)
  Amortization of investment and mortgage-backed securities premium, net          260               415              1,268
  Depreciation and amortization.........................................        1,301             1,315              1,297
  Provision for losses on loans and real estate owned...................          747               618                650
  Amortization of cost of stock plans...................................        1,466               978                900
  Amortization of intangibles...........................................        2,512             2,625              1,395
  Amortization of premiums on loans and loan fees.......................          414               371                 87
  Increase in accrued interest receivable, net of accrued interest
     payable............................................................         (113)             (835)            (1,512)
  (Increase) decrease in other assets...................................        1,731            (1,294)               (43)
  (Increase) decrease in deferred income tax asset......................          185              (174)              (261)
  Increase (decrease) in accounts payable and other liabilities.........          891              (894)               866
  Increase in mortgage escrow funds.....................................        2,925             1,160                946
  Increase in due to banks..............................................        1,248             2,348                468
  Other, net............................................................           (2)              (83)               (98)
                                                                            ---------         ---------          ---------
  Net cash provided by operating activities.............................       20,510            13,973             11,542
                                                                            ---------         ---------          ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of investment securities.....................       16,000             6,210             13,605
  Proceeds from sales of investment securities available for sale.......          ---               104                ---
  Purchases of investment securities held to maturity...................      (30,000)          (10,000)           (19,746)
  Net (outflow) proceeds from principal repayments of loans and loan
    originations........................................................      (86,193)          (55,090)            (1,479)
  Purchases of loans....................................................     (195,514)         (132,238)           (87,874)
  Proceeds from principal repayments of mortgage-backed securities......       57,266            72,028             32,013
  Purchases of mortgage-backed securities...............................          ---           (99,085)          (148,036)
  Proceeds from sale of premises and equipment..........................          ---               326                ---
  Purchases of premises and equipment...................................       (1,701)             (529)            (2,159)
  Proceeds from sales of real estate owned..............................        1,806             1,868              5,008
  Purchases of Federal Home Loan Bank of New York stock.................       (4,361)           (1,684)            (1,322)
                                                                            ---------         ---------          ---------
  Net cash used in investing activities.................................     (242,697)         (218,090)          (209,990)
                                                                            ---------         ---------          ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Acquisition of deposits, net of sale of deposits......................          ---               ---            136,811
  Deposit premium.......................................................          ---               ---            (18,141)
  Decrease in deposits due to conversion deposits.......................          ---               ---            (53,780)
  Net increase in deposits..............................................       81,403           122,502             15,284
  Advances from the Federal Home Loan Bank of New York and other
      borrowings........................................................      141,515            95,870             35,830
  Cash dividends paid...................................................         (987)              ---                ---
  Purchases of treasury stock, net of reissuance........................         (644)          (12,362)            (6,472)
  Net proceeds from issuance of common stock............................          ---               ---             52,128
                                                                            ---------         ---------          ---------
  Net cash provided by financing activities.............................      221,287           206,010            161,660
                                                                            ---------         ---------          ---------
  Net Increase (Decrease) in Cash and Cash Equivalents..................         (900)            1,893            (36,788)
  Cash and Cash Equivalents, Beginning of Year..........................       11,629             9,736             46,524
                                                                            ---------         ---------          ---------
  Cash and Cash Equivalents, End of Year................................    $  10,729         $  11,629          $   9,736
                                                                            =========         =========          =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
   Interest.............................................................    $  52,054         $  38,731          $  26,804
                                                                            =========         =========          =========
   Income taxes.........................................................    $   3,504         $   5,133          $   4,451
                                                                            =========         =========          =========

SUPPLEMENTAL SCHEDULE OF NON--CASH ACTIVITIES:
  Transfer of loans receivable to real estate owned, net................    $   1,690         $   1,540          $   2,694
                                                                            =========         =========          =========
  Unrealized gain on investments available for sale.....................    $     ---         $     (59)         $      59
                                                                            =========         =========          =========
  Issuance of treasury stock for Management Recognition Plan............    $     423         $     ---          $   2,486
                                                                            =========         =========          =========

                See notes to consolidated financial statements.

                Pennfed Financial Services, Inc. and Subsidiary

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1997, 1996 AND 1995

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PennFed Financial Services, Inc. ("PennFed") was organized in March 1994 for the purpose of becoming the savings and loan holding company for Penn Federal Savings Bank (the "Bank") in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank (the "Conversion").

PRINCIPLES OF CONSOLIDATION --- The consolidated financial statements of PennFed and subsidiary (together the "Company") include the accounts of PennFed and the Bank. PennFed owns all of the outstanding stock of the Bank issued on July 14, 1994 (see Note B - Stock Conversion). All references to the Company, unless otherwise indicated, prior to July 14, 1994, refer to the Bank and its subsidiary on a consolidated basis. All intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant area in the accompanying financial statements where estimates have an impact is in the allowance for loan losses.

CASH AND CASH EQUIVALENTS --- For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions.

INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES --- In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), debt securities classified as held to maturity are carried at amortized cost only if the reporting entity has a positive intent and ability to hold those securities to maturity.

The Company classifies investment securities and mortgage-backed securities as either held to maturity or available for sale. Investment securities and mortgage-backed securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, since the Company has both the ability and intent to hold the securities to maturity. Investments available for sale are carried at market value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

LOANS HELD FOR SALE --- Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Aggregate net unrealized losses are recognized in a valuation allowance by charges to income.

LOANS RECEIVABLE --- Interest income is not accrued on loans where management has determined that the borrowers may be unable to meet contractual principal or interest obligations or where interest and/or principal is 90 days or more past due. When a loan is placed on nonaccrual status, accrual of interest ceases and, in general, uncollected past due interest (including interest applicable to prior years, if any) is reversed and charged against current income. Therefore, interest income is not recognized unless the financial condition and payment record of the borrower warrant the recognition of interest income. Interest on loans that have been restructured is generally accrued according to the renegotiated terms.

In accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114") and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS 118"). The Company accounts for impaired

                Pennfed Financial Services, Inc. and Subsidiary

loans, except those loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of the estimated future cash flows of the loan discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable that all principal and interest amounts will not be collected according to the loan contract. Delinquent, smaller balance, homogeneous loans that are evaluated collectively on a portfolio basis are not considered impaired under SFAS 114. The Company generally evaluates the collectibility of consumer and one-to four-family loans on a total portfolio basis.

ALLOWANCE FOR LOAN LOSSES --- The allowance for loan losses is established through charges to earnings. Loan losses are charged against the allowance for loan losses when management believes that the recovery of principal is unlikely. If, as a result of loans charged off or increases in the size or risk characteristics of the loan portfolio, the allowance is below the level considered by management to be adequate to absorb future loan losses on existing loans, the provision for loan losses is increased to the level considered necessary to provide an adequate allowance. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrowers' ability to pay. Economic conditions may result in the necessity to change the allowance quickly in order to react to deteriorating financial conditions of the Company's borrowers. As a result, additional provisions on existing loans may be required in the future if borrowers' financial conditions deteriorate or if real estate values decline.

PREMISES AND EQUIPMENT --- Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation of premises and equipment are computed on the straight-line method over three to ten years for furniture and equipment and twenty-five to forty years for buildings. Amortization of leasehold improvements is provided using the straight-line method over the terms of the respective lease or estimated useful life of the improvement, whichever is shorter.

REAL ESTATE OWNED --- Real estate properties acquired by foreclosure are recorded at the lower of cost or estimated fair value less costs to dispose with any write down charged against the allowance for loan losses. Subsequent valuations are periodically performed by management and the carrying value is adjusted by a charge to expense to reflect any subsequent declines in the estimated fair value. Further declines in real estate values may result in increased foreclosed real estate expense in the future. Routine holding costs are charged to expense as incurred and improvements to real estate owned that increase the fair value of the real estate are capitalized. Gains on sale of real estate owned are generally recognized upon disposition of the property. Losses are charged to operations as incurred.

GOODWILL --- The excess of cost over fair value of assets acquired ("goodwill") arising from the acquisitions discussed in Note C is amortized to expense by an accelerated method over the estimated remaining lives of long-term, interest-bearing assets acquired (14 years) in accordance with Statement of Financial Accounting Standards No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions."

CORE DEPOSIT PREMIUM --- The premium resulting from the valuation of core deposits arising from the aforementioned acquisitions is being amortized to expense over the estimated average remaining life of the existing customer deposit base acquired (10 years).

DUE TO BANKS --- This item represents a book overdraft relating to outstanding checks written on the Company's Federal Home Loan Bank of New York operating account.

INCOME TAXES --- Federal and state income taxes are based upon earnings reported after permanent differences have been deducted. Deferred income taxes are provided for temporary differences in the basis of assets and liabilities between financial statement and income tax amounts.

                Pennfed Financial Services, Inc. and Subsidiary

In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") the Company uses an asset and liability method for financial accounting and reporting for income taxes. The statement also requires that a deferred tax liability be recognized for any increase in the tax bad debt reserve in excess of the reserve balance at December 31, 1987.

EARNINGS PER SHARE --- The earnings per share computations for the years ended June 30, 1997, 1996 and 1995 were determined by dividing net income for the periods by the weighted average number of shares of common stock outstanding and common stock equivalents. Stock options are regarded as common stock equivalents and are, therefore, considered in earnings per share calculations if dilutive. Common stock equivalents are computed using the treasury stock method. Because earnings per share were based upon the weighted average number of days outstanding during the period, the weighted average number of shares for the year ended June 30, 1995 only includes shares outstanding since July 14, 1994 (the date of Conversion). The weighted average number of shares outstanding does not include shares which are unallocated by the Employee Stock Ownership Plan ("ESOP"). Additionally, treasury shares are not included in the calculation.

LOAN ORIGINATION FEES AND DISCOUNTS AND PREMIUMS --- Nonrefundable loan origination fees net of certain direct loan origination costs are deferred. Net deferred fees on loans held for investment are amortized into income over the life of the related loans by use of the level-yield method. Net deferred fees on loans originated for sale are deferred and recognized as part of the gain or loss on sale of loans.

Discounts and premiums on investment and mortgage-backed securities and loans purchased are recognized as income/expense over the estimated life of the asset purchased using the level-yield method.

INTEREST RATE SWAPS --- The Company has utilized interest rate swaps as a component of managing interest rate risk. Swap agreements are held for purposes other than trading. The Company's swaps are considered to be matched swaps, as they are specifically linked with a liability. Periodic net cash settlements under swap agreements are accrued as an adjustment to interest expense over the life of the agreements. In the event of the termination of an interest rate swap agreement, the gain or loss would be deferred and amortized as an adjustment to interest expense over the shorter of the remaining life of the hedged item or the remaining contract period. In the event of liquidation of the liability to which the interest rate swap is linked, the interest rate swap would be recorded at its fair market value with any change in such fair market value recorded in the period it occurs.

RECENTLY ADOPTED ACCOUNTING STANDARDS --- Effective July 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Refer to Note M - Stock Plans for a further discussion.

Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 supersedes Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights". Under SFAS 125, after the transfer of a financial asset, the Company recognizes the financial and servicing assets it controls and the liabilities it has incurred. Furthermore, the Company no longer recognizes the financial assets for which control has been surrendered and liabilities have been extinguished. The adoption of SFAS 125 did not have an effect on the financial condition or results of operations of the Company.

RECLASSIFICATIONS --- Certain reclassifications have been made to prior years' financial statements to conform with current year's presentation.

B. STOCK CONVERSION

On July 14, 1994, the Bank completed the Conversion and became a wholly owned subsidiary of PennFed, a newly formed holding company. In connection with an initial public offering, PennFed issued 5,950,000 shares of common

                Penned Financial Services, Inc. and Subsidiary

stock at $10 per share ($.01 par value), increasing consolidated equity by $52.1 million, which was net of conversion expenses of approximately $2.7 million and shares issued to the ESOP representing 8% of the shares of common stock issued. The Bank received proceeds of $28.0 million from PennFed in exchange for all of its common stock.

As part of the Conversion, in order to grant a priority to eligible account holders in the event of future liquidation in accordance with Office of Thrift Supervision ("OTS") regulations, the Company established a liquidation account in an amount equal to $40.9 million (the retained earnings of the Bank as of March 31, 1994). The total amount of the liquidation account will be decreased as the balances of eligible account holders are reduced subsequent to the Conversion. In the event of a complete liquidation of the Company, and only in such event, eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

C. BRANCH ACQUISITIONS

On March 10, 1995, the Bank acquired from the Resolution Trust Corporation ("RTC") the deposit liabilities and certain of the assets and other liabilities of four branch offices of Carteret Federal Savings Bank, Madison, New Jersey ("Carteret"). The four Carteret branch offices were located in Caldwell, Verona, Fairfield and Wayne, New Jersey. Immediately following the purchase, under a pre-arranged "consortium" agreement, Atlantic Stewardship Bank of Midland Park, New Jersey acquired from the Bank the deposit liabilities and certain of the assets and other liabilities of the Wayne, New Jersey branch office. In connection with this transaction, no gain or loss was recorded by the Bank.

The Bank submitted an $18,739,000 deposit premium bid, of which $18,000,000 related to the Caldwell, Verona and Fairfield branches. In addition to the $18,000,000 deposit premium, the Bank also capitalized $141,000 of expenses reflecting a total deposit premium intangible asset of $18,141,000.

The Company acquired Sayreville Savings and Loan Association effective September 1982 and First Federal Savings and Loan Association of Montclair effective September 1989. The acquisitions have been accounted for as purchases and, accordingly, the purchase prices have been allocated to assets and liabilities acquired based on their fair value at their date of acquisition. For each of the years ended June 30, 1997, 1996 and 1995, the effect of the amortization of goodwill was to reduce income before income taxes by approximately $496,000, $609,000 and $739,000, respectively.

               PennFed Finanacial Services, Inc. and Subsidiary

D. INVESTMENT SECURITIES

                                                                    JUNE 30, 1997                JUNE 30, 1996
                                                               -------------------------  -------------------------
                                                                 CARRYING       MARKET      CARRYING       MARKET
                                                                  VALUE          VALUE       VALUE          VALUE
                                                               -----------    ----------  ------------   ----------
                                                                                     (IN THOUSANDS)
U.S. Treasury and Government Agencies:
  Maturing:
    Within one year.....................................       $ 4,999      $ 5,055          $ 5,999        $ 6,054
    After one year but within five years................           ---          ---           14,998         15,129
    After five years but within ten years...............        30,000       30,070              ---            ---
                                                               -------      -------          -------        -------
                                                                34,999       35,125           20,997         21,183
Obligations of states and political subdivisions:
  Maturing:
    After one year but within five years................           101          102              101            103
    After five years but within ten years...............           190          205              190            216
                                                               -------      -------          -------        -------
                                                                   291          307              291            319
                                                               -------      -------          -------        -------
                                                               $35,290      $35,432          $21,288        $21,502
                                                               =======      =======          =======        =======

Gross unrealized gains of investment securities at June 30, 1997 and 1996 were as follows:

                                                                                                   JUNE 30,
                                                                                       -------------------------------
                                                                                            1997              1996
                                                                                       -------------      ------------
                                                                                                (IN THOUSANDS)
U.S. Treasury and Government Agencies.............................................          $ 125             $ 186
Obligations of states and political subdivisions..................................             17                28
                                                                                            -----             -----
                                                                                            $ 142             $ 214
                                                                                            =====             =====

There were no gross unrealized losses of investment securities at June 30, 1997 or 1996.

For the year ended June 30, 1996, sales of investment securities with a cost basis of $10,000 generated gross gains of $94,000. There were no sales of investment securities for the years ended June 30, 1997 and 1995.

E. MORTGAGE-BACKED SECURITIES

                                                                                                JUNE 30,
                                                                                  -------------------------------------
                                                                                       1997                   1996
                                                                                  ---------------      ----------------
                                                                                              (IN THOUSANDS)
Government National Mortgage Association....................................         $  3,993               $  4,904
Federal Home Loan Mortgage Corporation......................................          184,028                221,777
Federal National Mortgage Association.......................................           98,684                115,896
Collateralized Mortgage Obligations/REMICs..................................              938                  1,348
Private Pass-through Securities.............................................              ---                    984
                                                                                     --------               --------
                                                                                      287,643                344,909
Unamortized premiums, net...................................................              896                  1,159
                                                                                     --------               --------
                                                                                     $288,539               $346,068
                                                                                     ========               ========

                PennFed Financial Services, Inc. and Subsidiary

The estimated market values of mortgage-backed securities were $291,125,000 and $344,331,000 at June 30, 1997 and 1996, respectively. There were no sales of mortgage-backed securities in the years ended June 30, 1997, 1996 and 1995.


The carrying value of mortgage-backed securities pledged were as follows:

                                                                                                       JUNE 30,
                                                                                       ------------------------------------
                                                                                              1997                1996
                                                                                       ----------------       -------------
                                                                                                   (IN THOUSANDS)
Pledged to secure:
  Federal Home Loan Bank of New York Advances...................................            $ 72,004              $ ---
  Other borrowings..............................................................              41,566                ---
  Interest rate swap agreements.................................................               1,789                401
  Public funds on deposit.......................................................                 384                482
                                                                                            --------              -----
                                                                                            $115,743              $ 883
                                                                                            ========              =====

Collateralized mortgage obligations consist primarily of fixed and adjustable rate sequentially paying securities with short durations.

The gross unrealized gains and losses of mortgage-backed securities held at June 30, 1997 and 1996 were as follows:

                                                                JUNE 30, 1997              JUNE 30, 1996
                                                           ----------------------     ------------------------
                                                               GROSS       GROSS       GROSS         GROSS
                                                             UNREALIZED  UNREALIZED  UNREALIZED   UNREALIZED
                                                               GAINS       LOSSES      GAINS        LOSSES
                                                           ------------  -----------  ----------  ------------
                                                                              (IN THOUSANDS)
Government National Mortgage Association...............          $  214  $      ---      $  189         $    1
Federal Home Loan Mortgage Corporation.................           2,604         965       1,401          2,846
Federal National Mortgage Association..................           1,225         492         967          1,513
Collateralized Mortgage Obligations/REMICs.............               3           3           3              9
Private Pass-through Securities........................             ---         ---          72            ---
                                                                 ------      ------      ------         ------

                                                                 $4,046      $1,460      $2,632         $4,369
                                                                 ======      ======      ======         ======

                Pennfed Financial Services, Inc. And Subsidiary

F. LOANS RECEIVABLE, NET

                                                                                          JUNE 30,
                                                                              ----------------------------------------
                                                                                    1997                  1996
                                                                              ------------------      ----------------
                                                                                             (IN THOUSANDS)
First Mortgage Loans:
 Conventional.............................................................          $824,100             $561,526
 FHA insured..............................................................             6,046                2,226
 VA guaranteed............................................................             1,697                2,172
                                                                                    --------             --------

Total one- to four-family.................................................           831,843              565,924
Commercial and multi-family...............................................            56,811               52,014
                                                                                    --------             --------

Total first mortgage loans...............................................            888,654              617,938
                                                                                    --------             --------

Consumer:
  Second mortgages........................................................            23,665               23,912
  Home equity lines of credit.............................................            14,040                8,955
  Other...................................................................             2,512                2,117
                                                                                    --------             --------

Total consumer loans......................................................            40,217               34,984
                                                                                    --------             --------

Total loans...............................................................           928,871              652,922
                                                                                    --------             --------

Add (Less):
Allowance for loan losses.................................................            (2,622)              (2,630)
Unamortized premium.......................................................             3,610                2,036
Unearned income on consumer loans.........................................               (36)                (249)
Net deferred loan fees....................................................             1,628                  492
                                                                                    --------             --------
                                                                                       2,580                 (351)
                                                                                    --------             --------
                                                                                    $931,451             $652,571
                                                                                    ========             ========

At June 30, 1997, there were no loans classified as held for sale. Conventional one- to four-family mortgage loans at June 30, 1996 included $88,000 of mortgages held for sale. At June 30, 1996, the Company had a commitment to sell these loans.

Non-accruing loans at June 30, 1997 and 1996 were $5,485,000 and $6,186,000, respectively, which represents 0.59% and 0.95%, respectively, of total loans outstanding. The total interest income that would have been recorded for the years ended June 30, 1997 and 1996, had these loans been current in accordance with their original terms, or since the date of origination if outstanding for only part of the year, was approximately $139,000 and $229,000, respectively.

At June 30, 1997 and 1996, impaired loans totaled $1,687,000 and $2,381,000, respectively. The average balance of impaired loans for the years ended June 30, 1997 and 1996 was $2,255,000 and $3,755,000, respectively. All impaired loans have a related allowance for losses, which totaled $460,000 and $617,000 at June 30, 1997 and 1996, respectively. Interest income related to impaired loans is recognized under the cash-basis method. Interest income recognized on impaired loans for the years ended June 30, 1997 and 1996 was $120,000 and $190,000, respectively. Total interest income that would have been recorded for the years ended June 30, 1997 and 1996, had these loans been current in accordance with their loan terms, was approximately $303,000 and $315,000, respectively.

The Company has restructured the terms of certain loans. Those loans, considered to be troubled debt restructurings, had a balance of $1,451,000 and $2,340,000 at June 30, 1997 and 1996, respectively. The interest earned on restructured loans that are performing in accordance with their modified terms amounted to $210,000 and $214,000 for the years ended June 30, 1997 and 1996, respectively. These loans would have earned $263,000 and $399,000 for the years ended June 30, 1997 and 1996, respectively, had they performed in accordance with their original terms.

                Pennfed Financial Services, Inc. and Subsidiary

The following is an analysis of the allowance for loan losses:

                                                                                              JUNE 30,
                                                                         -----------------------------------------------
                                                                                 1997           1996           1995
                                                                         -----------------   -------------   -----------
                                                                                             (IN THOUSANDS)
Balance, beginning of year........................................              $2,630         $2,860         $3,060
Provisions for losses on loans....................................                 635            610            569
Recoveries........................................................                  42            101            ---
Losses charged to allowance.......................................                (685)          (941)          (769)
                                                                                ------         ------         ------
Balance, end of year..............................................              $2,622         $2,630         $2,860
                                                                                ======         ======         ======

The Company's loan portfolio consists primarily of loans secured by residential and commercial real estate located in its market areas. Therefore, the collectibility of these loans is dependent to a large degree on the overall strength of the New Jersey economy, as well as the specific strength of the real estate sector.

At June 30, 1997 and 1996, commercial and multi-family real estate loans totaled $56,811,000 and $52,014,000, respectively. These loans are considered by management to be of somewhat greater risk of collectibility due to their dependency on income production. Commercial and multi-family real estate loans collateralized by multi-family mixed use properties were $25,114,000 and $19,639,000 at June 30, 1997 and 1996, respectively. The remaining commercial real estate loans were collateralized by commercial properties. Additionally, the majority of the Company's commercial and multi-family real estate loans were collateralized by real estate in the State of New Jersey.

Loans serviced for others totaled approximately $78,781,000 and $89,170,000 at June 30, 1997 and 1996, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges assessed to borrowers, such as late payment fees. In connection with these loans serviced for others, the Company held borrowers escrow balances of $926,000 and $976,000 at June 30, 1997 and 1996, respectively.

G. PREMISES AND EQUIPMENT, NET

                                                                                                    JUNE 30,
                                                                                      ------------------------------------
                                                                                            1997                1996
                                                                                      -----------------     --------------
                                                                                                    (IN THOUSANDS)
Land.........................................................................              $ 3,709              $ 3,340
Buildings and improvements...................................................               13,510               12,715
Leasehold improvements.......................................................                1,219                1,218
Furniture and equipment......................................................                8,194                7,660
                                                                                           -------              -------
                                                                                            26,632               24,933
Less: accumulated depreciation and amortization..............................               10,197                8,898
                                                                                           -------              -------
                                                                                           $16,435              $16,035
                                                                                           =======              =======

H. REAL ESTATE OWNED

                                                                                                    JUNE 30,
                                                                                      ------------------------------------
                                                                                            1997                1996
                                                                                      -----------------     --------------
                                                                                                    (IN THOUSANDS)
Acquired by foreclosure or deed in lieu of foreclosure.......................              $   986              $ 1,144
Allowance for losses on real estate owned....................................                 (102)                 (61)
                                                                                           -------              -------
                                                                                           $   884              $ 1,083
                                                                                           =======              =======

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

Results of real estate operations were as follows:

                                                                                          JUNE 30,
                                                                           --------------------------------------
                                                                               1997         1996          1995
                                                                           -----------   -----------   ----------
                                                                                         (IN THOUSANDS)
Net gain on sales of real estate owned................................        $   29         $ 236        $ 597
Holding costs.........................................................           (98)         (124)        (399)
Provision for losses on real estate owned.............................          (112)           (8)         (81)
                                                                               -----          ----         ----
Net gain (loss) from real estate operations...........................        $( 181)        $ 104        $ 117
                                                                               =====          ====         ====

Activity in the allowance for losses on real estate owned was as follows:

                                                                                          JUNE 30,
                                                                           --------------------------------------
                                                                               1997         1996         1995
                                                                           -----------   -----------   ----------
                                                                                        (IN THOUSANDS)
Balance, beginning of year............................................         $   61        $ 177       $ 220
Provisions charged to operations......................................            112            8          81
Losses charged to allowance...........................................            (71)        (124)       (124)
                                                                                  ---         ----        ====
Balance, end of year..................................................           $102        $  61       $ 177
                                                                                  ===         ====        ====

I. DEPOSITS

                                                                         JUNE 30, 1997                JUNE 30, 1996
                                                                 ---------------------------    --------------------------
                                                                                  WEIGHTED                      WEIGHTED
                                                                                  AVERAGE                       AVERAGE
                                                                                  INTEREST                      INTEREST
                                                                    AMOUNT          RATE           AMOUNT         RATE
                                                                 ------------  ------------     -----------  -------------
                                                                                  (DOLLARS IN THOUSANDS)
Non-interest-bearing demand..................................      $ 31,203                       $ 35,485
Interest-bearing demand......................................        51,159        1.88%            46,645        1.93%
Savings accounts.............................................       169,823        2.22            178,035        2.28

Certificates with remaining maturities of :
One year or less.............................................       395,101        5.50            389,366        5.22
Over one to three years......................................       214,792        6.17             99,087        5.76
Over three years to five years...............................        53,831        6.16             85,923        6.53
Over five years..............................................            94        6.90                 59        4.43
                                                                   --------                       --------

Total certificates...........................................       663,818        5.77            574,435        5.65
Accrued interest payable.....................................         2,157                          1,816
                                                                   --------                       --------

                                                                   $918,160        4.68%          $836,416        4.48%
                                                                   ========        ====           ========        ====

The aggregate amount of accounts with a denomination of $100,000 or more was approximately $96,822,000 and $51,107,000 at June 30, 1997 and 1996,
respectively.

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

J. FEDERAL HOME LOAN BANK OF NEW YORK ADVANCES AND OTHER BORROWINGS

Federal Home Loan Bank of New York ("FHLB of New York") advances are scheduled to mature as follows:

                                        JUNE 30, 1997             JUNE 30, 1996
                                   -----------------------   -----------------------
                                                 WEIGHTED                  WEIGHTED
                                                 AVERAGE                   AVERAGE
                                                 INTEREST                  INTEREST
                                     AMOUNT        RATE        AMOUNT        RATE
                                   ----------  -----------   ----------  -----------
                                                (DOLLARS IN THOUSANDS)
One to two years................    $ 85,000      5.99%       $ 40,000       5.53%
Three to four years.............      90,000      6.17          65,000       6.17
Four to five years..............      30,000      6.42             ---        ---
Over five years.................         465      7.39             ---        ---
                                    --------                  --------
                                    $205,465                  $105,000
                                    ========                  ========

The FHLB of New York advances are all fixed rate borrowings collateralized either under a blanket pledge agreement by one- to four-family mortgage loans or with mortgage-backed securities.

At June 30, 1997, the Company had available from the FHLB of New York a line of credit for $50,000,000 which expires on May 1, 1998. The line of credit has a variable interest rate. At June 30, 1997 and 1996, the Company had $32,650,000 and $36,700,000 of overnight borrowings under this credit line with an interest rate of 6.63% and 5.69%, respectively. Also at June 30, 1997, the Company had available from the FHLB of New York a one-month overnight repricing line of credit for $50,000,000 which expires on May 1, 1998. This line of credit has a variable interest rate. At June 30, 1997, the Company had $10,000,000 drawn under this line of credit with an interest rate of 6.38%.

From time to time, the Company enters into sales of securities under agreements to repurchase ("reverse repurchase agreements"). These agreements are accounted for as financing arrangements and the obligations to repurchase securities sold are reflected as other borrowings in the accompanying consolidated statements of financial condition. The reverse repurchase agreements are collateralized by mortgage-backed securities which continue to be carried as assets by the Company, with a carrying value of $41,566,000 and a market value of $41,762,000.

At June 30, 1996, there were no reverse repurchase agreements outstanding. At June 30, 1997, reverse repurchase agreements are scheduled to mature as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        INTEREST
                                                          AMOUNT          RATE
                                                      -------------   ------------
     Within one year...............................   $30,100,000         5.74%
     After one year but within five years..........    10,000,000         6.24%
                                                      -----------
                                                      $40,100,000         5.86%
                                                      ===========

The average balance of reverse repurchase agreements for the years ended June 30, 1997 and 1996 was $29,661,000 and $2,604,000, respectively.

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

K. PENSION PLAN

The Company previously had a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all of its employees. Effective July 3, 1995, the Company terminated its Pension Plan. Service benefits ceased on May 19, 1995. In addition to the net pension expense in fiscal 1995, the Company recognized a loss in fiscal 1995 of approximately $470,000 reflecting the termination of the Pension Plan in accordance with Statement of Financial Accounting Standards No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

Pension expense for the year ended June 30, 1995 was $243,000, and consisted of the following components:

                                                                JUNE 30, 1995
                                                               ----------------
                                                                (IN THOUSANDS)
Service cost benefits earned during the period...............        $161
Interest cost on projected benefit obligations...............         101
Actual return on Pension Plan assets.........................         (82)
Net amortization and deferral of unrecognized net gain.......          63
                                                                     ----
Net periodic pension cost....................................        $243
                                                                     ====

L. INCENTIVE SAVINGS PLAN

The Company's employee benefits include a 401(k) Plan (the "Plan"). All employees of the Company who work at least 1,000 hours per year and are at least 20 1/2 years old are eligible to participate in the Plan. The Plan provides for a discretionary Company match of employee contributions. For the years ended June 30, 1997, 1996 and 1995, expense related to the Plan was $78,000, $70,000, and $120,000, respectively.

M. STOCK PLANS

Employee Stock Ownership Plan ("ESOP")

In connection with the Conversion, the Company established an ESOP for eligible employees. All full-time employees are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they work at least 1,000 hours. Employees were credited for years of service to the Company prior to the adoption of the ESOP for participation and vesting purposes. The Bank's contribution is allocated among participants on the basis of compensation. Each participant's account will be credited with cash or shares of the Company's common stock based upon compensation earned during the year with respect to which the contribution is made. After completing seven years of service, a participant will be 100% vested in his/her ESOP account. ESOP participants are entitled to receive distributions from the ESOP account only upon termination of service, which includes retirement and death.

The ESOP borrowed $4,760,000 from PennFed and purchased 476,000 shares of common stock issued in the Conversion. This loan is to be repaid from discretionary contributions by the Bank to the ESOP trust. The Bank intends to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt, assuming a ten year term and an interest rate of 7.46%. Annual contributions to the ESOP, which are used to fund principal and interest payments on the ESOP debt, total $692,000. At June 30, 1997 and 1996, the loan had an outstanding balance of $3,671,000 and $4,061,000 and the ESOP had unallocated shares of 367,138 and 406,065, respectively. Based upon a $27.25 closing price per share of common stock on June 30, 1997, the unallocated shares had a fair value of $10,005,000. The unamortized balance of the ESOP debt is reflected as a reduction of stockholders' equity.

For the years ended June 30, 1997 and 1996, the Bank recorded compensation expense related to the ESOP of $740,000 and $544,000, respectively. The compensation expense related to the ESOP includes $433,000 and $175,000, respectively, for a valuation adjustment to reflect the increase in the average fair value of allocated shares for the period from the time of purchase to the allocation date. The ESOP allocated 38,927 and 36,225 shares for the years ended June 30, 1997 and 1996, respectively, to participants in the plan.

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

Management Recognition Plan

In connection with the Conversion, the Company established a Management Recognition Plan ("MRP") as a means of enhancing and encouraging the recruitment and retention of directors and officers. A maximum amount of an additional 4%, or 238,000 shares, of the shares outstanding upon Conversion may be awarded under the plan. As of June 30, 1997, 238,000 shares of restricted stock have been awarded under the MRP. The shares vest in equal installments generally over a five-year period, with the final installment vesting on April 28, 1999. For the years ended June 30, 1997 and 1996, the Company recorded expense of $732,000 and $440,000, respectively, related to the MRP.

Stock Option Plan

In connection with the Conversion, the Company established the 1994 Stock Option and Incentive Plan ("Option Plan"). The exercise price for the options granted under the Option Plan cannot be less than the fair market value of the Company's common stock on the date of the grant. The options vest in equal installments generally over a five-year period, with the final installment vesting on April 28, 1999. Transactions during the years ended June 30, 1997, 1996 and 1995 relating to the Option Plan are as follows:

                                                                       EXERCISE
                                                         OPTIONS        PRICE
                                                       -----------  -------------
Balance, June 30, 1994..............................         ---
  Granted...........................................     513,225        $10.50
  Exercised.........................................         ---
  Expired...........................................         ---
  Forfeited.........................................         ---
                                                         -------
Balance, June 30, 1995..............................     513,225         10.50
  Granted...........................................         ---
  Exercised.........................................        (680)        10.50
  Expired...........................................      (1,300)        10.50
  Forfeited.........................................      (5,520)        10.50
                                                         -------
Balance, June 30, 1996..............................     505,725         10.50
  Granted...........................................      62,475         15.88
  Exercised.........................................        (700)        10.50
  Expired...........................................         ---
  Forfeited.........................................        (300)        10.50
                                                         -------
Balance, June 30, 1997..............................     567,200    $10.50 to $15.88

At June 30, 1997, 1996 and 1995, 339,880 options, 201,930 options and 102,645 options were exercisable, respectively.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), if fully adopted, requires companies to measure employee stock compensation plans based on the fair value method of accounting. The Company has adopted the disclosure-only provisions of SFAS 123.
Accordingly, the Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its plans. In accordance with APB 25, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock. Proforma disclosures as if the Company fully adopted the cost recognition requirements under SFAS 123 are presented below.

The estimated fair value of each stock option granted during fiscal 1997 is estimated as $2.28 on the date of grant using the simple Black-Scholes option-pricing model with the following assumptions: stock volatility of 15.91%, risk-free interest rate of 6.50%, and an expected life of 8 years. Had compensation cost for the fiscal 1997 grants been determined based upon the fair value at the grant date been determined consistent with the methodology prescribed under SFAS 123, the Company's pro forma net income and primary earnings per share would have been approximately $6.8 million and $1.44, respectively. As the SFAS 123 method of accounting has not been applied to stock options granted prior to July 1, 1996, the resulting proforma effect on net income for fiscal 1997 is not representative of the proforma effect on net income in future years.

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

N. INCOME TAXES

Savings banks that meet certain definitions, tests and other conditions prescribed by the Internal Revenue Code are allowed to deduct, with limitations, a bad debt deduction. This deduction is computed as a percentage of taxable income before such deduction or based upon actual loss experience. During fiscal 1997, the Company's bad debt deduction was based upon actual loss experience. During the fiscal years 1996 and 1995, the Company employed the percentage of taxable income method.

On August 20, 1996 legislation was signed into law which repealed the percentage of taxable income method for tax bad debt deduction. This repeal is effective for the Company's taxable year beginning July 1, 1996. In addition, the legislation requires the Company to include in taxable income its tax bad debt reserves in excess of its base year reserves over a six, seven, or eight year period, depending upon the attainment of certain loan origination levels. Since the percentage of taxable income method for tax bad debt deduction and the corresponding increase in the tax bad debt reserve in excess of the base year have been recorded as temporary differences pursuant to SFAS 109, this change in the tax law had no effect on the Company's statement of operations.

The income tax provision is comprised of the following components:

                                                  YEAR ENDED JUNE 30,
                                             ----------------------------
                                               1997      1996      1995
                                             --------  --------  --------
                                                    (IN THOUSANDS)
     Current provision....................    $4,020    $5,285    $4,183
     Deferred provision (benefit).........       185      (174)     (262)
                                             -------   -------   -------
     Total income tax provision...........    $4,205    $5,111    $3,921
                                             =======   =======   =======

Income taxes payable is included in accounts payable and other liabilities in the consolidated statements of financial condition at June 30, 1997. The financial statements also include a net deferred tax asset of $97,000 that has been recorded for the temporary differences between the tax basis and the financial statement carrying amounts of assets and liabilities. The source of these temporary differences and their deferred tax effect at June 30, 1997 and 1996 is as follows:

                                                                 JUNE 30,
                                                           ------------------
                                                             1997      1996
                                                           --------  --------
                                                             (IN THOUSANDS)
     Deferred tax assets:
      Allowance for loan losses.........................    $  182    $  214
      Litigation reserves...............................        47        89
      Deposit premium intangible........................       503       279
      MRP expense.......................................       229       189
      Depreciation......................................       363       245
                                                            ------    ------
     Total deferred tax assets..........................     1,324     1,016
                                                            ------    ------
     Deferred tax liabilities:
      Deferred loan fees................................       882       271
      Loan sale premiums................................        18        21
      Purchase accounting...............................       327       442
                                                            ------    ------
     Total deferred tax liabilities.....................     1,227       734
                                                            ------    ------
     Net deferred tax asset.............................    $   97    $  282
                                                            ======    ======

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

A reconciliation of the statutory income tax provision to the effective income tax provision is as follows:

                                                                               YEAR ENDED JUNE 30,
                                                                          ----------------------------
                                                                            1997      1996      1995
                                                                          --------  --------  --------
                                                                                 (IN THOUSANDS)
     Income tax provision at statutory rate (35% for 1997
      and 1996 and 34% for 1995).................................          $3,882    $4,533     $3,346
     Amortization of intangibles.................................             174       213        259
     State and local tax provision...............................             214       262        200
     Tax bracket rate differential...............................             ---       (24)       (80)
     Other, net..................................................             (65)      127        196
                                                                           ------    ------     ------
     Total income tax provision                                            $4,205    $5,111     $3,921
                                                                           ======    ======     ======

Pursuant to SFAS 109, the Company is not required to provide deferred taxes on its tax loan loss reserve as of December 31, 1987. The amount of this reserve on which no deferred taxes have been provided is approximately $16,300,000. This reserve could be recognized as taxable income and create a current and/or deferred tax liability using the income tax rates then in effect if one of the following occur: (1) the Company's retained earnings represented by this reserve are used for dividends or distributions in liquidation or for any other purpose other than to absorb losses from bad debts, (2) the Company fails to qualify as a Bank, as provided by the Internal Revenue Code, or (3) there is a change in federal tax law.

O. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS --- At June 30, 1997, minimum rental commitments under all noncancellable operating leases with initial or remaining terms of more than one year are as follows:

          YEAR ENDING JUNE 30,                 MINIMUM RENT
     -------------------------------         ----------------
                                             (IN THOUSANDS)
     1998...........................              $157
     1999...........................               137
     2000...........................                71
     2001...........................                38
     2002...........................                40
     2003 and later.................                57
                                                  ----
                                                  $500
                                                  ====

Rentals under long-term operating leases for certain branch offices amounted to $169,000, $176,000 and $189,000 for the years ended June 30, 1997, 1996 and
1995, respectively. Rental income of $452,000, $481,000 and $420,000 for the years ended June 30, 1997, 1996 and 1995, respectively, is netted against occupancy expense in the consolidated statements of income.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK --- The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are not recorded on the balance sheet when either the exchange of the underlying asset or liability has not yet occurred or the notional amounts are used solely as a means to determine the cash flows to be exchanged. These financial instruments are commitments to extend credit, unused lines of credit, commitments to purchase loans and interest rate swaps. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

The following summarizes the notional amount of off-balance sheet financial instruments:

                                                          JUNE 30,
                                                  -----------------------
                                                    1997           1996
                                                  --------       --------
                                                       (IN THOUSANDS)
     Commitments to extend credit..............   $ 9,692        $28,834
     Unused lines of credit....................    17,366         10,813
     Commitments to purchase loans.............    32,660         59,046
     Interest rate swaps.......................    70,000         20,000

Commitments to extend credit and unused lines of credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments and lines of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a
case-by-case basis.   The amount of collateral obtained by the Company upon
extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate and other tangible properties.

Commitments to purchase loans represent agreements to purchase loans through correspondent relationships established by the Company with other institutions. The Company purchased newly originated one- to four-family residential mortgages secured by properties located in the State of New Jersey and, to a lesser extent, the Commonwealth of Pennsylvania. Prior to purchase, the Company underwrites these loans in the same manner used in its own originations.

The Company periodically enters into interest rate swap agreements to help reduce certain interest rate exposure on a portion of the short-term deposits. Interest rate swaps are contractual agreements between two parties to exchange interest payments at particular intervals, computed on different terms, on a specified notional amount. The notional amounts represent the base on which interest due each counter party is calculated and do not represent the potential for gains or losses associated with the market risk or credit risk of such transactions. At June 30, 1997, the Company had $70 million in notional amount interest rate swap agreements outstanding on which the Company pays a fixed interest rate ranging from 6.25% to 6.71% and receives a floating interest rate, based on three-month LIBOR, from the counter parties, which are nationally recognized investment firms. At June 30, 1997, three-month LIBOR was 5.78%.
The average balance of notional amount interest rate swap agreements in fiscal 1997 and 1996 was $52,356,000 and $658,000, respectively. Included in interest expense for the year ended June 30, 1997 and 1996 was $459,000 and $8,000, respectively, of expense related to interest rate swap agreements. Mortgage-backed securities with a carrying value of $1,789,000 and $401,000 at June 30, 1997 and 1996, respectively, were pledged to secure these agreements. The interest rate swap agreements mature between June 18, 1999 and March 21, 2002.

OTHER CONTINGENCIES --- The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. Management does not anticipate losses on any of these claims or actions which would have a material adverse effect on the accompanying consolidated financial statements.

P. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

During the year ended June 30, 1997, the Company repurchased 32,500 shares of its outstanding common stock. The prices paid for the repurchased shares ranged from $20.00 to $20.19 per share, for a total cost of $651,000. During the year ended June 30, 1996, the Company repurchased 801,860 shares of its outstanding common stock at prices ranging from $14.63 to $16.00 per share, for a total cost of $12,370,000. During the year ended June 30, 1995, the Company repurchased 534,000 shares of its outstanding common stock at prices ranging from $11.63 to $12.31 per share for a total cost of $6,472,000. On April 28, 1995, 208,845 shares were reissued to the participants of the Company's Management Recognition Plan.

On March 21, 1996, the Board of Directors of the Company (the "Board") adopted a Stockholder Protection Rights Plan and declared a dividend of one common share purchase right ("Right") for each share of common stock of the Company outstanding on April 1, 1996. Until it is announced that a person or group has acquired 10% or more of the outstanding common stock of the Company ("Acquiring Person") or has commenced a tender offer that could result in such person

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

or group owning 10% or more of such common stock, the Rights will initially be redeemable for $0.01 each, will be evidenced solely by the Company's common stock certificates, will automatically trade with the Company's common stock and will not be exercisable. Following any such announcement, separate Rights certificates would be distributed, with each Right entitling its holder to purchase one share of the Company's common stock for an exercise price of $60.

Upon announcement that any person or group has become an Acquiring Person and unless the Board acts to redeem the Rights, then ten business days after such announcement (the "Flip-in Date"), each Right (other than Rights beneficially owned by any Acquiring Person or transferee thereof, which Rights become void) will entitle the holder to purchase, for the $60 exercise price, a number of shares of the Company's common stock having an aggregate market value of $120. In addition, if, after the Acquiring Person gains control of the Board, the Company is involved in a merger with any person or sells more than 50% of its assets or earning power to any person (or has entered into an agreement to do either of the foregoing), and, in the case of a merger, an Acquiring Person will receive different treatment than other stockholders, each Right will entitle its holder to purchase, for the $60 exercise price, a number of shares of common stock of such other person having an aggregate market value of $120. If any person or group acquires between 10% and 50% of the Company's common stock, the Board may, at its option, require the Rights to be exchanged for common stock of the Company. The Rights generally may be redeemed by the Board for $0.01 per Right prior to the Flip-in Date.

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements could result in certain mandatory and possible discretionary actions by the OTS that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific quantitative capital guidelines.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of tangible capital of not less than 1.5% of tangible assets, core capital of not less than 3% of adjusted tangible assets and risk-based capital of not less than 8% of risk-weighted assets. As of June 30, 1997, the Bank meets all capital adequacy requirements to which it is subject.

As of its last regulatory examination the Bank was categorized as "well capitalized" under the prompt corrective action framework. To be considered as "well capitalized", the Bank must maintain a core capital ratio of not less than 5% and a risk-based capital ratio of not less than 10%. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's capital amounts and ratios are presented in the following table.

                                                                                                   TO BE WELL
                                                                                                CAPITALIZED UNDER
                                                                          FOR CAPITAL           PROMPT CORRECTIVE
                                                      ACTUAL            ADEQUACY PURPOSES       ACTION PROVISIONS
                                              ---------------------   ---------------------   ---------------------
                                                AMOUNT      RATIO       AMOUNT      RATIO       AMOUNT      RATIO
                                              ----------  ---------   ----------  ---------   ----------  ---------
                                                                      (DOLLARS IN THOUSANDS)
 As of June 30, 1997
 Tangible capital..........................     $73,470     5.61%       $19,658     1.50%           N/A        N/A
 Core capital..............................     $73,907     5.64%       $52,440     4.00%       $65,550      5.00%
 Risk-based capital........................     $75,929    12.22%       $49,702     8.00%       $62,127     10.00%

 As of June 30, 1996
 Tangible capital..........................     $63,980     5.92%       $16,216     1.50%           N/A        N/A
 Core capital..............................     $64,619     5.97%       $32,451     3.00%       $54,086      5.00%
 Risk-based capital........................     $66,730    13.47%       $39,622     8.00%       $49,528     10.00%

In August 1993, the OTS adopted a regulation requiring that an amount be added to an institution's risk-based capital requirement equal to 50% of the decline in market value of portfolio equity ("MVPE") that exceeds 2% of the institution's assets, under a hypothetical 200 basis points shock in interest rates. MVPE is defined as the market value of assets, less the market value of liabilities, plus or minus the market value of off-balance sheet items. At the present time, the OTS has indefinitely postponed the effective date of the rule. However, if the regulation had been in effect at June 30, 1997, the Bank would still have exceeded its risk-based capital requirement.

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

The Bank's management believes that, with respect to regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a further downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

The previous table reflects information for the Bank. Savings and loan holding companies, such as the Company, are not subject to capital requirements for capital adequacy purposes or for prompt corrective action requirements. Bank holding companies, however, are subject to such capital requirements. The following summarizes the Company's regulatory capital position under Bank holding company requirements.

                                                                                                            TO BE WELL
                                                                                      MINIMUM            CAPITALIZED UNDER
                                                                                    FOR CAPITAL          PROMPT CORRECTIVE
                                                               ACTUAL            ADEQUACY PURPOSES       ACTION PROVISIONS
                                                       ---------------------   ---------------------   ---------------------
                                                         AMOUNT      RATIO       AMOUNT      RATIO       AMOUNT      RATIO
                                                       ----------  ---------   ----------  ---------   ----------  ---------
                                                                               (DOLLARS IN THOUSANDS)
Stockholders' equity..............................     $   97,270
Less: Goodwill....................................         (1,421)
      Deposit premium intangible..................        (14,497)
                                                       ----------

Tangible capital, and ratio to adjusted
  total assets....................................     $   81,352     6.23%      $19,826      1.50%
                                                       ==========                 ======

Add: Qualifying intangible assets.................     $      438
                                                       ----------

Tier 1(core) capital, and ratio to
  adjusted total assets...........................     $   81,790     6.26%      $39,175      3.00%     $66,088       5.00%
                                                       ==========                 ======                 ======

Tier 1 (core) capital, and ratio to risk-
 weighted assets..................................     $   81,790    13.26%      $24,673      4.00%     $37,010       6.00%
                                                       ==========                 ======                 ======

Less: Equity investments and
  investments in real estate......................     $      (50)
Add: Allowance for loan losses....................          2,073
                                                       ----------

Total risk-based capital, and ratio to
   risk-weighted assets...........................     $   83,813    13.59%      $49,346      8.00%     $61,683      10.00%
                                                       ==========                 ======                 ======

Total assets......................................     $1,321,751
                                                       ==========

Adjusted total assets.............................     $1,305,833
                                                       ==========

Risk-weighted assets..............................     $  616,827
                                                       ==========

Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. Under current regulations, savings institutions, such as the Bank, that meet the fully phased-in capital requirements, as defined, subsequent to a capital distribution are generally permitted to make such capital distribution without OTS approval, so long as they have not been notified of the need from more than normal supervision by the OTS. The Bank has not been so notified and, therefore, may make capital distributions during a calendar year equal to 100% of net income plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its fully phased-in capital requirement for such capital component, as measured at the beginning of the calendar year. At June 30, 1997, the Bank could have paid dividends totaling approximately $16.6 million.

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

Q. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair value of the Company's financial instruments at June 30, 1997 and 1996 were as follows:

                                                                            JUNE 30, 1997             JUNE 30, 1996
                                                                    -------------------------   ------------------------
                                                                      CARRYING    ESTIMATED      CARRYING     ESTIMATED
                                                                       AMOUNT     FAIR VALUE      AMOUNT     FAIR VALUE
                                                                    -----------  ------------   ----------  ------------
                                                                                        (IN THOUSANDS)
Financial assets:
  Cash and cash equivalents....................................      $   10,729  $   10,729     $   11,629   $   11,629
  Investment securities........................................          35,290      35,432         21,288       21,502
  Mortgage-backed securities...................................         288,539     291,125        346,068      344,331
  FHLB of New York stock.......................................          12,413      12,413          8,052        8,052
                                                                     ----------  ----------     ----------   ----------
  Total cash and investments...................................         346,971     349,699        387,037      385,514
  Loans held for sale..........................................             ---         ---             88           88
  Loans receivable, less allowance for loan losses.............         931,451     923,822        652,483      643,560
                                                                     ----------  ----------     ----------   ----------
  Total loans..................................................         931,451     923,822        652,571      643,648
  Accrued interest receivable, net.............................           7,196       7,196          6,742        6,742
                                                                     ----------  ----------     ----------   ----------
  Total financial assets.......................................      $1,285,618  $1,280,717     $1,046,350   $1,035,904
                                                                     ==========  ==========     ==========   ==========
Financial liabilities:
  Deposits.....................................................      $  918,160  $  919,385     $  836,416   $  837,587
  FHLB of New York advances....................................         205,465     205,919        105,000      103,856
  Other borrowings.............................................          82,750      82,671         41,700       41,700
  Mortgage escrow funds........................................           8,855       8,855          5,930        5,930
  Due to banks.................................................           7,237       7,237          5,989        5,989
                                                                     ----------  ----------     ----------   ----------
  Total financial liabilities..................................      $1,222,467  $1,224,067     $  995,035   $  995,062
                                                                     ==========  ==========     ==========   ==========
                                                                           JUNE 30, 1997              JUNE 30, 1996
                                                                    -------------------------   -------------------------
                                                                      NOTIONAL    ESTIMATED       NOTIONAL     ESTIMATED
                                                                       AMOUNT     FAIR VALUE       AMOUNT     FAIR VALUE
                                                                    -----------  ------------   -----------  ------------
                                                                                        (IN THOUSANDS)
 Off-balance sheet financial instruments:
 Commitments to extend credit..................................     $    9,692      $   ---     $   28,834      $   ---
 Unused lines of credit........................................         17,366          ---         10,813          ---
 Commitments to purchase loans.................................         32,660          ---         59,046          ---
 Interest rate swaps...........................................         70,000          169         20,000          138

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

CASH AND CASH EQUIVALENTS --- For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES --- For these securities, fair values are based on quoted market prices.

FEDERAL HOME LOAN BANK OF NEW YORK STOCK ---For this security, the carrying amount, which is par, is a reasonable estimate of fair value. All transactions in the capital stock of the FHLB of New York are executed at par.

LOANS HELD FOR SALE --- Fair value is based on the contractual sales price.

LOANS RECEIVABLE --- Fair values are estimated for portfolios of loans with similar financial characteristics. The total loan portfolio is first divided into performing, held for sale and non-performing categories. Performing loans are then segregated into adjustable and fixed-rate interest terms. Fixed rate loans are segmented by type, such as residential real estate mortgage, non-residential, commercial real estate and consumer loans. Residential loans are further segmented by maturity.

For loans, fair value is calculated by discounting scheduled future cash flows through estimated maturity using a discount rate equivalent to the rate at which the Company would currently make loans which are similar with regard to collateral, maturity and type of borrower. The discounted value of the cash flows is reduced by a credit risk adjustment based on internal loan classifications. Based on the current

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

composition of the Company's loan portfolio, as well as both past experience and current economic conditions and trends, future cash flows are adjusted by prepayment assumptions which shorten the estimated remaining time to maturity and, therefore, impact the fair market valuation.

ACCRUED INTEREST RECEIVABLE, NET --- For these short-term assets, the carrying amount is a reasonable estimate of fair value.

DEPOSITS --- The fair value of deposits with no stated maturity, such as savings, money market and other demand accounts, is equal to the amount payable on demand as of June 30, 1997 and 1996. Time deposits are segregated by type and original term. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is equivalent to the rate currently offered by the Company for deposits of similar type and maturity.

FEDERAL HOME LOAN BANK OF NEW YORK ADVANCES --- The fair value of FHLB of New York advances is based on the discounted value of contractual cash flows. The discount rate is equivalent to the rate currently offered by the FHLB of New York on borrowings of similar type and maturity.

OTHER BORROWINGS --- For these short-term borrowings, the carrying amount is a reasonable estimate of fair value.

MORTGAGE ESCROW FUNDS AND DUE TO BANKS --- For these short-term liabilities, the carrying amount is a reasonable estimate of fair value.

COMMITMENTS TO EXTEND CREDIT --- No fair value is estimated for commitments to extend credit since the fees collected on these commitments approximates the amount of costs incurred.

UNUSED LINES OF CREDIT --- No estimated fair value is presented for unused lines of credit because the rates associated with these lines are market rates.

COMMITMENTS TO PURCHASE LOANS --- No fair value is estimated due to the short-term nature of these commitments.

INTEREST RATE SWAPS --- For this off-balance sheet financial instrument, fair value represents the amount the Company would have to pay to terminate the agreements based upon quoted market prices as provided by financial institutions which are counter parties to the agreements.

R. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company at times has made loans to and engaged in other financial transactions with its directors, officers and employees. Such transactions are generally made on substantially the same terms as those prevailing at the time for comparable transactions with others and do not involve more than normal risk of collectibility.

The following sets forth an analysis of loans, all of which are current, to directors, officers and employees:

                                                          JUNE 30,
                                                   ---------------------
                                                     1997         1996
                                                   --------     --------
                                                       (IN THOUSANDS)
          Balance, beginning of year.............   $3,260       $3,193
          New loans granted......................    1,178          789
          Repayments/reductions..................     (568)        (722)
                                                    ------       ------
          Balance, end of year...................   $3,870       $3,260
                                                    ======       ======

In addition to the above amount of loans, at June 30, 1997 and 1996, there was $33,000 and $720 of outstandings on overdraft checking lines for directors, officers and employees, respectively.

S. RECENTLY ISSUED ACCOUNTING STANDARDS

In February 1997, the FASB issued Statement No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 establishes standards for computing and presenting earnings per share ("EPS"), simplifying the standards previously found in APB Opinion No. 15, "Earnings Per Share." The current presentation of primary EPS is replaced with a presentation of basic EPS. Dual presentation of basic and diluted EPS will be required on the face of the income statement as well as a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15. SFAS 128 is effective for financial statements issued for

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

periods ending after December 15, 1997, including interim periods. The adoption of SFAS 128 is not expected to have a material effect on the Company's financial condition or results of operations.

In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards to reporting and display of comprehensive income and its components. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will be required to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. SFAS 130 is effective for fiscal years beginning after December 15, 1997, with reclassification of earlier periods. The adoption of SFAS 130 is not expected to have a material effect on the Company's financial condition or results of operations.

T. CONDENSED FINANCIAL INFORMATION OF PENNFED FINANCIAL SERVICES, INC. (PARENT COMPANY ONLY)

The following are the condensed financial statements for PennFed, parent company only, as of June 30, 1997 and 1996 and for the years ended June 30, 1997, 1996 and 1995 and should be read in conjunction with the Notes to Consolidated Financial Statements. PennFed had no results of operations prior to the Conversion on July 14, 1994 (See Note B).

CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                             JUNE 30,
                                                       -------------------
                                                         1997       1996
                                                       --------   --------
                                                          (IN THOUSANDS)
          ASSETS
          Cash......................................   $    27    $    26
          Intercompany overnight investment.........     8,628      8,729
                                                       -------    -------
            Total cash and cash equivalents.........     8,655      8,755
          Investment in subsidiary bank.............    89,388     82,418
          Intercompany receivable...................       ---          2
                                                       -------    -------

                                                       $98,043    $91,175
                                                       =======    =======
          LIABILITIES AND STOCKHOLDERS' EQUITY
          Accrued expenses and other liabilities....   $   776    $   611
          Stockholders' equity......................    97,267     90,564
                                                       -------    -------

                                                       $98,043    $91,175
                                                       =======    =======

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONDENSED STATEMENTS OF OPERATIONS

                                                                               YEAR ENDED JUNE 30,
                                                                        --------------------------------
                                                                          1997        1996        1995
                                                                        --------    --------    --------
                                                                                  (IN THOUSANDS)
INCOME:
Interest income on intercompany balances.............................    $   755     $ 1,210     $ 1,305
Interest income on investment securities.............................        ---         ---         246
                                                                         -------     -------     -------
                                                                             755       1,210       1,551
EXPENSES:
Other................................................................        346         374         386
                                                                         -------     -------     -------

Income before undistributed net income of subsidiary bank............        409         836       1,165
Equity in undistributed net income of subsidiary bank................      6,625       7,310       4,894
                                                                         -------     -------     -------
Income before income taxes...........................................      7,034       8,146       6,059
Income tax expense...................................................        148         305         419
                                                                         -------     -------     -------
NET INCOME...........................................................    $ 6,886     $ 7,841     $ 5,640
                                                                         =======     =======     =======

                Pennfed Financial Services, Inc. And Subsidiary

Condensed Statements of Cash Flows

                                                                                   YEAR ENDED JUNE 30,
                                                                             ------------------------------
                                                                               1997       1996       1995
                                                                             --------   --------   --------
                                                                                     (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................................      $ 6,886   $  7,841   $  5,640
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Equity in undistributed net income of subsidiary bank.................       (6,625)    (7,310)    (4,894)
  Amortization of investment securities discount........................          ---        ---       (246)
  Amortization of cost of stock plans...................................          716        438        440
  (Increase) decrease in other assets...................................           (1)       142       (144)
  Increase in other liabilities.........................................          165        212        397
                                                                              -------   --------   --------
    Net cash provided by operating activities...........................        1,141      1,323      1,193
                                                                              -------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in subsidiary bank..........................................          ---        ---    (28,000)
Proceeds from maturities of investment securities.......................          ---        ---     10,000
Purchase of investment securities.......................................          ---        ---     (9,754)
ESOP loan...............................................................          ---        ---     (4,760)
Proceeds from principal repayment on ESOP loan..........................          390        362        337
                                                                              -------   --------   --------
    Net cash provided by (used in) investing activities.................          390        362    (32,177)
                                                                              -------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from the issuance of common stock..........................          ---        ---     56,888
Purchases of treasury stock, net of re-issuance.........................         (644)   (12,362)    (6,472)
Payment of cash dividends...............................................         (987)       ---        ---
                                                                              -------   --------   --------
    Net cash provided by (used in) financing activities.................       (1,631)   (12,362)    50,416
                                                                              -------   --------   --------

Net increase (decrease) in cash and cash equivalents....................         (100)   (10,677)    19,432
Cash and cash equivalents, beginning of year............................        8,755     19,432        ---
                                                                              -------   --------   --------

CASH AND CASH EQUIVALENTS, END OF YEAR..................................      $ 8,655   $  8,755   $ 19,432
                                                                              =======   ========   ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Income taxes........................................................      $   131   $    363   $    229
                                                                              =======   ========   ========

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:
  Issuance of treasury stock for MRP....................................      $   423   $   ---    $  2,486
                                                                              =======   ========   ========

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

U. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                     QUARTER ENDED
                                                        -----------------------------------------------------------------------
                                                                       1996                                  1997
                                                        ---------------------------------     ---------------------------------
                                                          SEPTEMBER 30      DECEMBER 31           MARCH 31          JUNE 30
                                                        ----------------  ---------------     ----------------  ---------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total interest income.............................           $19,716           $20,979              $22,001          $22,705
Total interest expense............................            11,830            12,971               13,697           14,575
                                                             -------           -------              -------          -------
Net interest income...............................             7,886             8,008                8,304            8,130
Provision for loan losses.........................               175               152                  154              154
Non-interest income...............................               409               405                  469              500
Non-interest expenses.............................             9,235             4,381                4,403            4,366
Income tax expense (benefit)......................              (346)            1,482                1,590            1,479
                                                             -------           -------              -------          -------
   Net income (loss)..............................           $  (769)          $ 2,398              $ 2,626          $ 2,631
                                                             =======           =======              =======          =======

Net income (loss) per common share:
  Primary.........................................           $ (0.17)          $  0.51              $  0.55          $  0.57
                                                             =======           =======              =======          =======
  Fully diluted...................................           $ (0.17)          $  0.51              $  0.55          $  0.55
                                                             =======           =======              =======          =======



                                                                                     QUARTER ENDED
                                                        -----------------------------------------------------------------------
                                                                       1996                                 1997
                                                        ---------------------------------     ---------------------------------
                                                          SEPTEMBER 30      DECEMBER 31           MARCH 31          JUNE 30
                                                        ----------------  ---------------     ----------------  ---------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total interest income.............................            $15,369         $16,612              $17,504            $18,638
Total interest expense............................              8,768           9,477               10,000             10,876
                                                              -------         -------              -------            -------
Net interest income...............................              6,601           7,135                7,504              7,762
Provision for loan losses.........................                110             150                  150                200
Non-interest income...............................                564             584                  507                547
Non-interest expenses.............................              4,337           4,411                4,537              4,357
Income tax expense................................              1,070           1,242                1,304              1,495
                                                              -------         -------              -------            -------
   Net income.....................................            $ 1,648         $ 1,916              $ 2,020            $ 2,257
                                                              =======         =======              =======            =======

Net income per common share:
  Primary.........................................            $  0.31         $  0.37              $  0.40            $  0.47
                                                              =======         =======              =======            =======
  Fully diluted...................................            $  0.31         $  0.37              $  0.40            $  0.47
                                                              =======         =======              =======            =======

                PENNFED FINANCIAL SERVICES, INC. AND SUBSIDIARY

No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company, the Trust Issuer or the Underwriter. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

                               Table of Contents

                                                     Page
                                                     ----
Summary............................................    1
PennFed Financial Services, Inc....................    1
Summary Consolidated Financial Information
  and Other Data...................................   10
Risk Factors.......................................   12
Use of Proceeds....................................   23
Market for the Preferred Securities................   23
Accounting Treatment...............................   23
Capitalization.....................................   24
Management's Discussion and Analysis of
   June 30, 1997 Operating Results and
   Financial Information...........................   25
Business...........................................   41
Regulation.........................................   64
Management.........................................   76
Description of the Preferred Securities............   78
Description of the Junior Subordinated
   Debentures......................................   93
Description of the Guarantee.......................  105
Relationship Among the Preferred Securities,
  the Junior Subordinated Debentures, the Expense
  Agreement and the Guarantee......................  108
Certain Federal Income Tax Consequences............  110
ERISA Considerations...............................  114
Underwriting.......................................  114
Validity of Securities.............................  116
Experts............................................  116
Available Information..............................  116
Index to Financial Statements and Schedule.........  F-1

                                     Logo

                                  $30,000,000


                            PENNFED CAPITAL TRUST I

                        __% Trust Preferred Securities

                              (Liquidation Amount
                          $25 per Preferred Security)
                      Guaranteed, as Described Herein, by

                       PENNFED FINANCIAL SERVICES, INC.

                                  PROSPECTUS




                               __________, 1997



                               RYAN, BECK & CO.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS
                    --------------------------------------


Item 14.  Other Expenses of Issuance and Distribution.
          -------------------------------------------

     The expenses in connection with the offering of the securities to which this Registration Statement relates which will be borne by PennFed Financial Services, Inc., are as set forth below. With the exception of the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers, Inc. filing fees, all amounts shown are estimates.

                                                           Amount
                                                           ------
                         SEC registration fee............ $ 10,455
                         NASD filing fee................. $  3,950
                         Nasdaq listing fee.............. $ 11,900
                         Trustee fees and expenses....... $ 10,000
                         Legal fees and expenses......... $250,000
                         Accounting fees and expenses.... $ 50,000
                         Printing and mailing expenses... $ 75,000
                         Blue Sky fees and expenses...... $ 10,000
                         Miscellaneous................... $ 10,000
                            TOTAL........................ $431,305
                                                          ========

Item 15.  Indemnification of Directors and Officers.
          -----------------------------------------

     Article Eleventh of the Holding Company's Certificate of Incorporation provides for indemnification of directors and officers of the Holding Company against any and all liabilities, judgments, fines and reasonable settlements, costs, expenses and attorneys' fees incurred in any actual, threatened or potential proceeding, except to the extent that such indemnification is limited by Delaware law and such law cannot be varied by contract or bylaw. Article Eleventh also provides for the authority to purchase insurance with respect thereto.

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation's Board of Directors to grant indemnity under certain circumstances to directors and officers, when made, or threatened to be made, parties to certain proceedings by reason of such status with the corporation, against judgments, fines, settlements and expenses, including attorneys' fees. In addition, under certain circumstances such persons may be indemnified against expenses actually and reasonably incurred in defense of a proceeding by or on behalf of the corporation. Similarly, the corporation, under certain circumstances, is authorized to indemnify directors and officers of other corporations or enterprises who are serving as such at the request of the corporation, when such persons are made, or threatened to be made, parties to certain proceedings by reason of such status, against judgments, fines, settlements and expenses, including attorneys' fees; and under certain circumstances, such persons may be indemnified against expenses actually and reasonably incurred in connection with the defense or settlement of a proceeding by or in the right of such other corporation or enterprise. Indemnification is permitted where such person (i) was acting in good faith; (ii) was acting in a manner he reasonably believed to be in or not opposed to the best interests of the corporation or other corporation or enterprise, as appropriate; (iii) with respect to a criminal proceeding, has no reasonable cause to believe his conduct was unlawful; and
(iv) was not adjudged to be liable to the corporation or other corporation or enterprise (unless the court where the proceeding was brought determines that such person is fairly and reasonably entitled to indemnity).

     Unless ordered by a court, indemnification may be made only following a determination that such indemnification is permissible because the person being indemnified has met the requisite standard of conduct. Such determination may be made (i) by the Board of Directors of the Holding Company by a majority vote of a quorum consisting of directors not at the time parties to such proceeding; or (ii) if such a quorum cannot be obtained or the quorum so directs, then by independent legal counsel in a written opinion; or (iii) by the stockholders.

     Section 145 also permits expenses incurred by directors and officers in defending a proceeding to be paid by the corporation in advance of the final disposition of such proceedings upon the receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation against such expenses.

     PennFed Financial Services, Inc. has purchased director and officer liability insurance that insures directors and officers against liabilities in connection with the performance of their duties.

     Under the Trust Agreement of the Trust Issuer, PennFed Financial Services, Inc. will agree to indemnify each of the Trustees of the Trust Issuer or any predecessor trustee for the Trust Issuer, and to hold harmless against, any loss, damage, claim, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement.

Item 16.  Exhibits.
          --------

          The following is a list of Exhibits to this Registration Statement:

                                                                REFERENCE TO
REGULATION                                                      PRIOR FILING
   S-K                                                           OR EXHIBIT
 EXHIBIT                                                           NUMBER
 NUMBER                         DOCUMENT                      ATTACHED HERETO
----------  ------------------------------------------------ -----------------
1           Form of Underwriting Agreement.                          1

2           Plan of acquisition, reorganization, arrangement,       None
            liquidation or succession.

3.1         Certificate of Incorporation of PennFed Financial        *
            Services, Inc.

3.2         Bylaws of PennFed Financial Services, Inc.               *

4.1         Stockholder Protection Rights Agreement.                ***

4.2         Form of Indenture with respect to PennFed Financial     4.2
            Services, Inc.'s ____% Junior Subordinated Debentures.

4.3         Form of Specimen __% Junior Subordinated Deferrable     4.3
            Interest Debenture (included as an exhibit to the Form
            of Indenture filed as Exhibit 4.2).

4.4         Certificate of Trust of PennFed Capital Trust I         4.4
            (included
            as an exhibit to the Form of Amended and Restated Trust
            Agreement filed as Exhibit 4.6).

4.5         Trust Agreement of PennFed Capital Trust I.             4.5

4.6         Form of Amended and Restated Trust Agreement            4.6
            of PennFed Capital Trust I.

4.7         Form of Certificate for ___% Trust Preferred Security   4.7
            of PennFed Capital Trust I (included as an exhibit to
            Exhibit 4.6).

                                                                        REFERENCE TO
REGULATION                                                              PRIOR FILING
   S-K                                                                   OR EXHIBIT
 EXHIBIT                                                                   NUMBER
 NUMBER                         DOCUMENT                              ATTACHED HERETO
----------  ------------------------------------------------         -----------------
4.8         Form of Guarantee Agreement for PennFed Capital                4.8
            Trust I.

4.9         Form of Agreement as to Expenses and Liabilities               4.9
            (included as an exhibit to Exhibit 4.6)

5.1         Opinion of Silver, Freedman & Taff, L.L.P. as to the          *****
            validity of the Guarantee and the issuance of the __%
            Junior Subordinated Deferrable Interest Debentures to be
            issued by PennFed Capital Trust I.

5.2         Opinion of Richards, Layton & Finger, special Delaware        *****
            counsel, as to the enforceability of the Trust Agreement
            and Trust Preferred Securities to be issued by PennFed
            Capital Trust I.

8.1         Tax Opinion of Silver, Freedman & Taff, L.L.P.                *****

 10         Material contracts:
            (a)  Employee Stock Ownership Plan                              *
            (b)  1995 Stock Option and Incentive Plan                       *
            (c)  Management Recognition Plan                                *
            (d)  Employment Agreement with Joseph L. LaMonica              **
            (e)  Employment Agreement with Patrick D. McTernan             **
            (f)  Employment Agreement with Lucy T. Tinker                  **

 11         Statement re: computation of per share earnings               ****

12.1        Statements re: calculation of  ratios                         12.1

 13         Annual Report to security holders                         Not applicable

 15         Letter re: unaudited interim financial information        Not applicable

 16         Letter re: change in certifying accountant                Not applicable

23.1        Consent of Deloitte & Touche, LLP                             23.1

                                                                        REFERENCE TO
REGULATION                                                              PRIOR FILING
   S-K                                                                   OR EXHIBIT
 EXHIBIT                                                                   NUMBER
 NUMBER                         DOCUMENT                              ATTACHED HERETO
----------  ------------------------------------------------         -----------------
   23.2     Consent of Silver, Freedman & Taff, L.L.P. (set forth in        23.2
            Exhibit 5.1 to this Registration Statement).

   23.3     Consent of Richards, Layton & Finger (included in               23.3
            Exhibit 5.2 to this Registration Statement).
   24.1     Power of attorney (set forth on the signature page in      Not applicable
            Part II of this Registration Statement).

   25.1     Form T-1:  Statement of Eligibility of The Bank of New          25.1
            York to act as trustee under the Indenture.

   25.2     Form T-1:  Statement of Eligibility of The Bank of New          25.2
            York to act as trustee under the Amended and Restated
            Trust Agreement.

   25.3     Form T-1:  Statement of Eligibility of The Bank of New          25.3
            York to act as trustee under the Guarantee Agreement for
            PennFed Capital Trust I.

    26      Invitation for competitive bids.                           Not applicable

    27      Financial Data Schedule                                         ****

    99      Additional Exhibits.                                       Not applicable

__________________

* Filed as exhibits to the Company's Registration Statement on Form S-1 under the Securities Act of 1933, filed with the Securities and Exchange Commission on March 25, 1995 (Registration No. 33-76854). All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

** Filed as exhibits to the Company's Form 10-K under the Securities Act of 1934, filed with Securities and Exchange Commission on September 27, 1995. All of such previously filed documents are hereby incorporated herein by reference in accordance with Item 601 of Regulation S-K.

*** Filed as an exhibit to the Company's Registration Statement on Form 8-A under the Securities Act of 1934, filed with the Securities and Exchange Commission on March 28, 1996. This document is hereby incorporated by reference in accordance with Item 601 of Regulation S-K.

**** Filed as an exhibit to the Company's Form 10-K under the Security Act of 1934, filed with the Securities and Exchange Commission on September __, 1997. All of such previously filed documents are hereby incorporated by reference in accordance with Item 601 of Regulation S-K.

***** To be filed by amendment.

Item 17.  Undertakings.
          ------------

     Each of the undersigned Registrants hereby undertakes:

     (a) that, for purposes of determining any liability under the Securities Act of 1933, each filing of Penn Federal's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to Item 15 of this Registration Statement, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c)(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424 (b) (1) or (4) or 497
(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, PennFed Financial Services, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Orange, State of New Jersey on September 18, 1997.

                                   PENNFED FINANCIAL SERVICES, INC.


                                   By:   /s/ Joseph L. LaMonica
                                         --------------------------------------
                                         Joseph L. LaMonica
                                         President, Chief Executive Officer and
                                         Director


     Pursuant to the requirements of the Securities Act of 1933, PennFed Capital Trust I certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be filed on its behalf by the undersigned, thereunto duly authorized, in the City of West Orange, State of New Jersey on September 18, 1997.

                                   PENNFED CAPITAL TRUST I

                                   By:   PENNFED FINANCIAL SERVICES, INC.,
                                         as Depositor

                                         By:/s/ Joseph L. LaMonica
                                            ------------------------------------
                                            Joseph L. LaMonica
                                            President, Chief Executive Officer
                                            and Director


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph L. LaMonica and Patrick D. McTernan his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on September 18, 1997 by the following persons in the capacities indicated.

By:    /s/ Joseph L. LaMonica                             By:    /s/ William C. Anderson
       -----------------------------------------------           -------------------------------
       Joseph L. LaMonica                                        William C. Anderson
       President, Chief Executive Officer and Director           Chairman of the Board
       (Principal Executive Officer)

Date:  September 18, 1997                                 Date:  September 18, 1997

By:    /s/ Patrick D. McTernan                            By:    /s/ Amadeu L. Carvallo
       -----------------------------------------------           -------------------------------
       Patrick D. McTernan                                       Amadeu L. Carvallo
       Executive Vice President, General Counsel,                Director
       Secretary and Director

Date:  September 18, 1997                                 Date:  September 18, 1997

By:    /s/ Marvin D. Schoonover                           By:    /s/ Mario Teixeira, Jr.
       -----------------------------------------------           -------------------------------
       Marvin D. Schoonover                                      Mario Teixeira, Jr.
       Director                                                  Director

Date:  September 18, 1997                                 Date:  September 18, 1997

By:    /s/ Lucy T. Tinker                                 By:    /s/ Jeffrey J. Carfora
       -----------------------------------------------           -------------------------------
       Lucy T. Tinker                                            Jeffrey J. Carfora
       Executive Vice President and                              Senior Vice President and
       Chief Operating Officer                                   Chief Financial Officer
       (Principal Financial Officer)                             (Principal Accounting Officer)

Date:  September 18, 1997                                 Date:  September 18, 1997

                       PENN FED FINANCIAL SERVICE, INC.


                               INDEX TO EXHIBITS

                                                                             REFERENCE TO
                                                                             PRIOR FILING
                                                                              OR EXHIBIT
  EXHIBIT NO.                            DOCUMENT                               NUMBER
---------------   -------------------------------------------------------  ----------------
      1           Form of Underwriting Agreement.                                 1

     4.2          Form of Indenture with respect to PennFed Financial            4.2
                  Services, Inc.'s ____% Junior Subordinated Debentures.

     4.3          Form of Specimen __% Junior Subordinated Deferrable
                  Interest Debenture (included as an exhibit to the Form of Indenture filed as Exhibit 4.2).

     4.4          Certificate of Trust of PennFed Capital Trust I
                  (included as an exhibit to the Form of Amended and Restated Trust Agreement filed as Exhibit 4.6).

     4.5          Trust Agreement of PennFed Capital Trust I.                    4.5

     4.6          Form of Amended and Restated Trust Agreement                   4.6
                  of PennFed Capital Trust I.

     4.7          Form of Certificate for ___% Trust Preferred Security of
                  PennFed Capital Trust I (included as an exhibit to
                  Exhibit 4.6)

     4.8          Form of Guarantee Agreement for PennFed Capital Trust          4.8
                  I.

     4.9          Form of Agreement as to Expenses and Liabilities
                  (included as an exhibit to Exhibit 4.6)

     12.1         Statements re: calculation of  ratios.                        12.1

                                                                             REFERENCE TO
                                                                             PRIOR FILING
                                                                              OR EXHIBIT
  EXHIBIT NO.                            DOCUMENT                               NUMBER
---------------   -------------------------------------------------------  ----------------
     23.1         Consent of Deloitte & Touche, LLP.                             23.1

     25.1         Form T-1:  Statement of Eligibility of The Bank of New         25.1
                  York to act as trustee under the Indenture.

     25.2         Form T-1:  Statement of Eligibility of The Bank of New         25.2
                  York to act as trustee under the Amended and Restated
                  Trust Agreement.

     25.3         Form T-1:  Statement of Eligibility of The Bank of New         25.3
                  York to act as trustee under the Guarantee Agreement for
                  PennFed Capital Trust I.